UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
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Apple Inc.

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Apple Inc.

Notice of 2022 Annual Meeting of Shareholders and Proxy Statement

Attending the Annual Meeting

We are pleased to welcome shareholders to the 2022 Annual Meeting. Due to the COVID-19 pandemic, the Annual Meeting will be held in a virtual format to provide a safe experience for our shareholders and employees.

To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/AAPL2022 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on March 3, 2022 and enter the control number.

Your vote is important to us. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the Annual Meeting. To vote online, visit proxyvote.com and enter the control number found in your Notice of Internet Availability of Proxy Materials, or, if you requested printed copies of the proxy materials, you may vote by phone or by mail. For more detailed information, see the section entitled "Voting Procedures" beginning on page 107 of the Proxy Statement.



Apple Inc.

Notice of 2022 Annual Meeting of Shareholders

Date and Time:
March 4, 2022
9:00 A.M. Pacific Time

Virtual Meeting Site:
www.virtualshareholdermeeting.com/AAPL2022

Who Can Vote:
Shareholders of record at the close of business on January 3, 2022

Items of Business and Board Voting Recommendation

1	Election of Directors: James Bell, Tim Cook, Al Gore, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner	**FOR** each of the nominees
2	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**
3	Advisory Vote to Approve Executive Compensation	**FOR**
4	Approval of the Apple Inc. 2022 Employee Stock Plan	**FOR**
5-10	Shareholder Proposals if properly presented	**AGAINST**

And such other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Sincerely,

Katherine Adams
Senior Vice President,
General Counsel and Secretary
Cupertino, California
January 6, 2022

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on March 4, 2022. The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K are available free of charge at proxyvote.com and at investor.apple.com.

Table of Contents

In this Proxy Statement, the terms "Apple," "we," and "our" refer to Apple Inc. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in the section entitled "Advancing Apple Values," in the biographies of our directors and executive officers, and in the opposition statements to the shareholder proposals which refer to calendar years. This Proxy Statement includes website addresses and references to additional materials found on those websites. These websites and materials are not incorporated in to this Proxy Statement by reference.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our environmental and social goals, commitments, and strategies. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks and uncertainties that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

These materials were first sent or made available to shareholders on January 6, 2022.

Proxy Statement Summary

This summary highlights our progress advancing Apple values, selected business results, and executive compensation and corporate governance information described in more detail in this Proxy Statement.

Advancing Apple Values

We are committed to demonstrating that business can and should be a force for good. Achieving that takes innovation, collaboration, and a focus on serving others. It also means leading with our values in the technology we make, the way we make it, and how we treat people and the planet we share. We're always working to leave the world better than we found it, and to create powerful tools that empower others to do the same.

Below are some highlights of our progress towards advancing our values: accessibility, education, environment, inclusion and diversity, privacy, and supplier responsibility. More information is available at investor.apple.com/esg.

Accessibility	We create the most accessible products and services in the world – because technology for everyone should meet everyone's needs.
Education	We believe education is a great equalizing force and a powerful source of opportunity for all.
Environment	We believe doing right by the planet is good for people, for communities, and for business.
Inclusion & Diversity	We're committed to making our company more inclusive and diverse and the world more just.
Privacy	We believe privacy is a fundamental human right.
Supplier Responsibility	We set the highest standards for labor and human rights, working across our global supply chain to expand opportunity and empower people.

Environment

Teams across Apple are always innovating to make our products better for people and the planet—from the energy that powers our operations, to the materials in our devices, to the companies we do business with. We work with local communities to expand our impact, with a focus on equity and opportunity. Apple is already carbon neutral for our operations, and we've set a goal to be carbon neutral across our entire supply chain and the lifetime usage of our products by 2030. We're also committed to one day making our products with only recycled and renewable materials.

Carbon Neutral
for corporate operations since April 2020, using 100% renewable energy for all Apple facilities since 2018

40%
reduction in carbon emissions from 2015 to 2020

175 Suppliers
committed to 100% renewable energy, more than doubling the number of suppliers over the course of 2021

98%
recycled rare earth elements in iPhone 13 devices

People in Our Supply Chain

Everyone deserves to be treated with dignity and respect, and work in a safe and healthy environment. That's why we set the highest standards for labor and human rights and work diligently to make sure they're met. We also invest in the people across our global supply chain – with training and educational opportunities to help them achieve their goals.

250,000+
supplier employees directly engaged about their workplace experiences in 2020

21.5 million
supplier employees trained on their rights since 2008

1,121
supplier assessments conducted in 2020 in 53 countries to verify compliance with our Supplier Code of Conduct

100%
of identified tin, tantalum, tungsten, gold, cobalt, and lithium smelters and refiners assessed through third-party audits

Our People

We've strengthened our long-standing commitment to making our company more inclusive and the world more just. Where every great idea can be heard. And everybody belongs.

We're making progress toward building an Apple that represents the diverse world around us, and are taking meaningful actions to build more diverse representation across every part of the business.

64%
increase in U.S. employees from underrepresented communities from 2014 to 2020

70%
increase in global population of women at Apple from 2014 to 2020

Pay Equity
achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States

Zero Tolerance
policy for harassment and discrimination

Customers

At Apple, our customers are at the center of everything we do. Living up to that commitment means staying true to the values that have defined Apple from the beginning. It means creating technology that is accessible for all people. It also means innovating to protect people's privacy, which we believe is a fundamental human right.

People Detection Feature
award winning health and safety technology for users who are blind and need to maintain social distancing

Assistive Touch
to help users with limb differences navigate Apple Watch through new gestures

App Store Privacy Nutrition Labels
to drive all apps to help users understand how their data is handled

App Tracking Transparency
to give users a choice in how apps track and share their data for advertising

Communities

Leaving the world better than we found it means supporting communities globally with initiatives that advance equity and expand access to opportunity.

Our Racial Equity and Justice Initiative is working to address systemic racism, while supporting opportunities for communities of color. This initiative builds on our long-standing commitment to education. Through our Community Education Initiative, we're creating opportunities for tens of thousands of educators and students to learn skills like coding and unlock their creativity.

Racial Equity and Justice Initiative
drives lasting change through $130M comittment to education, economic empowerment, and criminal justice reform

75+ Apps
from Apple Entrepreneur Camp Black, Female, and Hispanic Founders and Developers have launched on the App Store

Detroit Apple Developer Academy
launched in collaboration with Michigan State University to offer new opportunities for careers in the iOS app economy

Hispanic-Serving Equity Innovation Hub
launched in partnership with the California State University to provide new educational pathways in science, technology, engineering, and math for students from Hispanic-serving institutions globally

2021 Business Highlights

In 2021, we remained focused on creating the best technology for our customers—delivering our most powerful lineup of hardware, exciting new software features, and the most diverse range of services for our customers to choose from.



Net Sales ($B)

33%

Year-over-year growth



Operating Income ($B)

64%

Year-over-year growth

2021 All-time Net Sales Records

In 2021, we set all-time records across each of our geographic segments and product categories.

Geographic Segments

Americas	Europe	Greater China	Japan	Rest of APAC
$153.3B	**$89.3B**	**$68.4B**	**$28.5B**	**$26.4B**
+23% Y/Y	+30% Y/Y	+70% Y/Y	+33% Y/Y	+35% Y/Y

Product Categories

iPhone	Mac	iPad	Wearables, Home & Accessories	Services
$192.0B	**$35.2B**	**$31.9B**	**$38.4B**	**$68.4B**
+39% Y/Y	+23% Y/Y	+34% Y/Y	+25% Y/Y	+27% Y/Y

For a detailed discussion of our financial results for 2021, see our Annual Report on Form 10-K for the year ended September 25, 2021.

Executive Compensation

Our executive compensation program is designed to motivate and reward outstanding performance and retain strong leadership.

We pay for performance and manage Apple for the long-term

Effective Design
- Competitive compensation commensurate with Apple's size, performance, and profitability
- Clear guiding principles and sound compensation policies and practices
- Aligned with shareholders' interests

Pay for Performance
- Majority of our named executive officers' compensation is performance-based
- Short-term cash incentive is tied to rigorous annual net sales and operating income goals with a modifier based on Apple values and key community initiatives
- Performance-based equity awards are earned at the target level only if our total shareholder return is above the 55th percentile relative to other S&P 500 companies for the applicable performance period

2021 Summary

Outstanding Results. The 2021 compensation earned by our named executive officers reflects our record-breaking net sales and operating income results and outstanding total shareholder return performance across applicable performance periods.

Exceptional Leadership. In 2021 we marked the 10th anniversary of Tim Cook's leadership as CEO. It's been a remarkable decade for Apple and in 2021 Mr. Cook was granted an equity award for the first time since he was promoted to CEO in August 2011. The structure of this award is better aligned with the performance-based and time-based RSUs awarded to our other named executive officers, while the amount recognizes his exceptional leadership and is commensurate with the size, performance, and profitability Apple has achieved during his tenure.

An Outstanding Year

$365.8B
Net Sales

$108.9B
Operating Income

A Remarkable Decade

+$2 Trillion
Market Capitalization Increase

+1,174%
Total Shareholder Return*



August 24, 2011   September 25, 2021

*Cumulative TSR, includes reinvestment of dividends

For a detailed discussion of our executive compensation program and the 2021 compensation of our named executive officers, see the section entitled "Compensation Discussion and Analysis" beginning on page 36.

Apple's Board of Directors

Board Diversity



55%

Directors self-identify as female or from an underrepresented community

44% from underrepresented communities

- **1** Asian
- **1** Black
- **1** Latinx
- **1** LGBTQ+
- 4
- 5

33% Women

- 3
- 6

50%

Women in Board and committee leadership positions

Name		Independent	Age	Director Since	Audit Committee	Compensation Committee	Nominating Committee
Art Levinson Chair	Founder and CEO, Calico	✔	71	2000		●	
Tim Cook	CEO, Apple		61	2011			
James Bell	Former CFO and Corporate President, The Boeing Company	✔	73	2015	●		
Al Gore	Former Vice President of the United States	✔	73	2003		●	●
Alex Gorsky	Executive Chair, Johnson & Johnson	✔	61	2021			●
Andrea Jung	President and CEO, Grameen America	✔	63	2008		Chair	●
Monica Lozano	President and CEO, College Futures Foundation	✔	65	2021	●		
Ron Sugar	Former Chair and CEO, Northrop Grumman Corporation	✔	73	2010	Chair		
Sue Wagner	Co-founder and Director, BlackRock	✔	60	2014	●		Chair

Corporate Governance Best Practices

Apple's Board oversees the CEO and other senior management in the competent and ethical operation of Apple on a day-to-day basis and assures that the long-term interests of shareholders are being served.

Board Composition and Independence

- All directors except CEO are independent
- Separation of the Chair and CEO roles
- 100% independent committees
- Executive sessions provided for all quarterly Board and committee meetings
- Mandatory retirement age
- Limits on board member service on other public company boards
- Board has significant interaction with senior management and access to other employees

Board and Committee Practices

- Annual Board and committee evaluations, including one-on-one interviews led by the Chair
- Director orientation and continuing education
- All members of the Audit Committee are financial experts
- 100% attendance by directors at Board and committee meetings in 2021
- Commitment to actively seeking highly qualified women and individuals from underrepresented communities as potential nominees
- Robust stock ownership guidelines

Shareholder Rights

- Single class of stock with equal voting rights
- Annual elections for all directors
- Majority voting standard for uncontested elections of directors
- Proxy access for shareholders
- Special meeting and written consent rights for shareholders

Effective Board Oversight of Risk Management

To serve the long-term interests of our shareholders, our Board oversees management's identification, assessment, and mitigation of risks related to our company, business, and people.

Selected Areas of Board and Committee Oversight in 2021

Board of Directors

- Corporate and Product Strategy
- Environment and Climate
- Legal and Regulatory Compliance
- Inclusion and Diversity
- Human Rights
- Board and Executive Succession
- Operations
- COVID-19 Response
- Privacy and Data Security

Audit Committee

- Enterprise Risk Management
- Legal and Regulatory
- Finance, Treasury, and Tax
- Privacy and Data Security
- Community Investments
- Lobbying Expenditures

Compensation Committee

- Executive Compensation
- People and Benefits
- Equity Compensation Plans

Nominating Committee

- Board Succession Planning
- Environmental, Social, and Governance Reporting
- Shareholder Engagement

For more detailed information on Apple's corporate governance and risk oversight framework, see the section entitled "Corporate Governance" beginning on page 9.

Corporate Governance

This section describes the role and structure of Apple's Board and our corporate governance framework.

Role of the Board of Directors

Apple's Board oversees the CEO and other senior management in the competent and ethical operation of Apple on a day-to-day basis and assures that the long-term interests of shareholders are being served. To satisfy the Board's duties, directors are expected to take a proactive, focused approach to their positions to ensure that Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

Board Meetings and Attendance

The Board met five times during 2021 with each member of the Board serving at the time attending all of the meetings.

Apple expects all of its directors to attend the Annual Meeting. All directors serving at the time attended the 2021 annual meeting of shareholders.

Board Independence and Qualifications

The Board has determined that all Board members, other than Mr. Cook, are independent under applicable rules of The Nasdaq Stock Market LLC ("Nasdaq").

Apple's Board has a standing Audit and Finance Committee (the "Audit Committee"), Compensation Committee, and Nominating and Corporate Governance Committee (the "Nominating Committee"). The Board has determined that all committee members are independent under applicable Nasdaq and Securities and Exchange Commission ("SEC") rules for committee memberships, and that each member of the Audit Committee also meets the additional independence criteria set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Board has also determined that each Audit Committee member qualifies as an "audit committee financial expert" as that term is defined under SEC rules.

Board and Committee Structure

Apple regularly reviews the Board's leadership structure and the responsibilities and composition of its standing committees. The structure and composition of Apple's Board and its committees are intended to leverage the diverse perspectives of the Board members and promote effective oversight.

The Board believes that its current leadership structure, in which the roles of Chair and CEO are separated, best serves the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, including its oversight of management, and Apple's overall corporate governance. The Board also believes that the current structure allows our CEO to focus on managing Apple, while leveraging our independent Chair's experience to drive accountability at the Board level.

The current membership and function of each standing committee is described below. Each committee operates under a written charter adopted by the Board, which is available at investor.apple.com/leadership-and-governance. Each committee reviews and assesses its charter annually.

Audit Committee

Ron Sugar (Chair)
James Bell
Monica Lozano
Sue Wagner

Eight meetings during 2021

100% attendance

Audit Committee Report:
page 100

The Audit Committee assists the Board in oversight and monitoring of Apple's financial statements and other financial information provided by Apple to its shareholders and others; compliance with legal, regulatory, and public disclosure requirements; the independent auditors, including their qualifications and independence; Apple's systems of internal controls, including the internal audit function; treasury and finance matters; enterprise risk management; privacy and data security; and the auditing, accounting, and financial reporting process generally. The Audit Committee also appoints Apple's independent registered public accounting firm and pre-approves the services performed by such firm.

Compensation Committee

Andrea Jung (Chair)
Al Gore
Art Levinson

Five meetings during 2021

100% attendance

Compensation Committee
Report: page 49

The Compensation Committee reviews and approves the compensation arrangements for the CEO, Apple's other executive officers, and, to the extent it deems appropriate, other employees; administers Apple's equity compensation plans; reviews and makes recommendations to the Board regarding the compensation of members of the Board and Board committees; and performs such other duties and responsibilities as set forth in its charter. The Compensation Committee may delegate its authority under its charter to Apple's officers or employees, or any of the members of the Compensation Committee, except to the extent otherwise prohibited by applicable law, or SEC or Nasdaq rules. The Compensation Committee's authority to grant equity awards or to take any other action with respect to equity awards (other than the performance of ministerial duties) may not be delegated to Apple's management or others.

For a description of the Compensation Committee's processes and procedures, including the roles of its independent compensation consultant and the CEO in support of the Compensation Committee's decision-making process, see the section entitled "Compensation Discussion and Analysis" beginning on page 36.

Nominating Committee

Sue Wagner (Chair)
Al Gore
Alex Gorsky
Andrea Jung

Six meetings during 2021

100% attendance

The Nominating Committee's duties and responsibilities include assisting the Board on matters relating to the identification, selection, and qualification of Board members and candidates nominated to the Board; making recommendations to the Board concerning the size, structure, and composition of the Board and its committees; and overseeing and making recommendations regarding corporate governance matters, including Apple's Corporate Governance Guidelines. The Nominating Committee is committed to actively seeking out highly qualified women and individuals from underrepresented communities to include in the pool from which Board candidates are chosen. The Nominating Committee also oversees the annual Board performance self-evaluation process.

The Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board. See the section entitled "Directors" beginning on page 21.

Annual Board and Committee Self-Evaluations

The Board conducts an annual self-evaluation to assess whether the Board, its committees, and each member of the Board are working effectively together, and to provide an opportunity to reflect upon, and improve, processes and effectiveness.

The Nominating Committee designs and establishes the overall evaluation framework, and Dr. Levinson, the independent Chair of the Board, leads the evaluation interviews and feedback. Dr. Levinson conducts one-on-one discussions with each director to obtain their assessment of the effectiveness and performance of the Board and its committees. Additional discussion topics include Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; and executive succession planning. Board members are also invited to discuss the performance of Dr. Levinson directly with the Chair of the Nominating Committee. A summary of the results is presented to the Board on an anonymous basis, identifying any themes or issues that have emerged.

Each committee conducts its own annual self-evaluation and reports the results to the Board. Each committee's evaluation also includes an assessment of the committee's compliance with Apple's Corporate Governance Guidelines and the committee's charter.

Corporate Governance Policies and Practices

Apple's governance framework is based on a commitment to sound policies and practices.

One share equals one vote	We have a single class of shares with equal voting rights.
Annual director elections	All directors are elected annually for a one-year term.
Majority voting	We have a majority voting standard for uncontested elections of directors.
Proxy access	Up to 20 shareholders owning at least 3% of shares continuously for three years may nominate up to 20% of our Board.
Special meetings	Shareholders owning at least 10% of our outstanding shares have the right to call a special meeting of the shareholders.
Separation of Chair and CEO roles	Our CEO is focused on managing Apple and our independent Chair drives accountability at the Board level.
Financial expertise	All members of our Audit Committee qualify as audit committee financial experts.
Prohibitions on hedging, pledging, and other transactions	We prohibit short sales, transactions in derivatives, and hedging of Apple securities by directors, executive officers, and employees; and prohibit pledging of Apple securities by directors and executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our directors and executive officers.
Succession planning	Our Board regularly reviews Board and executive succession planning.
Continuing education and training	Our Board regularly receives training and updates on ethics, compliance, and governance.
Board and committee self-evaluations	Our Board and committees conduct annual performance self-evaluations led by our independent Chair, including one-on-one interviews.

Board Oversight

The Board takes an active role in overseeing corporate and product strategy and seeks to ensure that the long-term interests of Apple and its shareholders are being served.

Board Oversight of Apple's Values and Our People

Throughout the year, the Board and its committees review and discuss with management progress relating to Apple's values: accessibility, education, environment, inclusion and diversity, privacy, and supplier responsibility. The Board and its committees also review and discuss with management matters related to our people, including Apple's commitments and progress towards inclusive and diverse representation among our employees, employee engagement, compensation and benefits, business conduct and compliance, and executive succession planning.

In 2020, the Board adopted Apple's human rights policy—Our Commitment to Human Rights—on behalf of Apple. The policy governs how we treat everyone, including our customers, employees, business partners, and people at every level of our supply chain. Apple identifies salient human rights risks through internal risk assessments and external industry-level third-party audits. Additionally, the policy stipulates that Apple maintains active communication channels with rightsholders and other stakeholders. The Board is responsible for overseeing and periodically reviewing our Human Rights Policy. Apple's General Counsel is responsible for its implementation, and reports to the Board and its committees on our progress and significant issues identified during the diligence process.

At the onset of the COVID-19 global pandemic, Apple management activated company-wide structures to assess, respond to, and mitigate adverse impacts, including enhanced health and safety measures for our people and the people in our supply chain. During 2021, the Board and its committees continued to review and discuss with management the assessment and mitigation of the impact of COVID-19 on Apple's employees, supply chain, and business.

Board Oversight of Risk Management

The Board believes that evaluating the executive team's management of the risks confronting Apple is one of its most important areas of oversight. In carrying out this responsibility, the Board is assisted by each of its committees that considers risks within its areas of responsibility and apprises the full Board of significant matters and management's response.

Board of Directors

Directly oversees corporate and product strategy, executive succession planning, and other matters reserved to the full Board

Reviews and discusses with management significant risks affecting Apple including matters escalated by its committees from within their respective areas of direct oversight

Audit Committee

Primary responsibility for assisting the Board with risk oversight

Compensation Committee

Oversight of the design and administration of compensation programs and policies

Nominating Committee

Oversight of Board structure, governance, and independence

Management

Led by our CEO and executive team, implements and supervises day-to-day risk management processes and reports to the Board and its committees on significant matters

Enterprise Risk Management Program

Designed to identify, assess, monitor, manage, and mitigate Apple's significant business risks, including financial, operational, compliance, and reputational risks. In 2021, key areas of focus included health and safety, environment, people, privacy and data security, supply chain and operations, and legal and regulatory risks, including antitrust matters. The Risk Oversight Committee, comprised of our Chief Financial Officer, General Counsel, Head of Business Assurance, and other senior business leaders, assists the Audit Committee with its general responsibility for overseeing enterprise risk management.

Internal Audit

Designed to identify and help mitigate risk, and improve the company's overall internal controls. Internal Audit is directly overseen by the Audit Committee and operates pursuant to a charter, which is reviewed and approved annually by the Audit Committee.

Selected Areas of Board Oversight

Environment. The Board reviews and discusses updates on environmental matters with Apple's Vice President of Environment, Social, and Policy Initiatives, who is responsible for the development, review, and execution of plans designed to minimize Apple's impact on the environment. These reports include Apple's progress towards environmental and climate goals and the environmental impact of our products and operations.

Legal and Regulatory. Together with the Audit Committee, Apple's Board takes an active role in overseeing legal and regulatory risks related to Apple's business. The Board receives regular updates from Apple's General Counsel and Apple's Chief Compliance Officer on legal and regulatory developments affecting the company, including updates on legislative developments, government investigations, litigation, and other legal proceedings.

Supply Chain. The Board reviews and discusses with management reports regarding Apple's supply chain and operations. These reports include updates from Apple's Senior Vice President, Operations, on supply constraints, supply chain diversification, and our program to oversee Apple's Supplier Code of Conduct and Supplier Responsibility Standards. Apple reports publicly on its efforts and progress in the critical work of protecting people and the planet across its supply chain through an annual People and Environment in Our Supply Chain report.

Selected Areas of Nominating Committee Oversight

Board Succession Planning. Apple's Nominating Committee is responsible for assessing the Board's composition to ensure Apple has the mix of skills, experiences, and diversity necessary to promote Board effectiveness. The Nominating Committee oversees board succession planning, recruitment of potential candidates, and the Board's self-evaluation process.

Selected Areas of Compensation Committee Oversight

Executive Compensation. Apple's Compensation Committee ovesees risks related to Apple's compensation programs. Each year, the Compensation Committee evaluates whether the design and operation of Apple's compensation programs or policies encourage our executive officers or our employees to take unnecessary or excessive risks. In establishing and reviewing Apple's compensation programs for risk, the Compensation Committee considers program features that mitigate against potential risks for our executive officers, such as fixed base salaries; goals that are tied to specific company financial measures and payout caps for the annual cash incentive program; clawbacks for our cash and equity incentives; the quantity and mix of long-term performance-based and time-based equity incentives; and stock ownership requirements. The Compensation Committee also generally considers the program features that mitigate potential risks for our non-executive officer employees. In its annual review, the Compensation Committee concluded that Apple's executive compensation programs and policies continue to provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation, and do not encourage short-term risk taking at the expense of long-term results or create risks that are reasonably likely to have a material adverse effect on Apple.

Selected Areas of Audit Committee Oversight

Antitrust Compliance. The Audit Committee oversees Apple's antitrust compliance program. Apple's Antitrust Compliance Officer is responsible for the development, review, and execution of Apple's Antitrust Compliance Program and, together with Apple's General Counsel and Apple's Chief Compliance Officer, regularly reports to the Audit Committee. These reports include the alignment of the program with Apple's potential antitrust risks, and the effectiveness of the program's design in detecting and preventing antitrust issues and promoting compliance with laws and Apple's policies.

Business Conduct and Global Compliance. The Audit Committee regularly reviews and discusses with management Apple's business conduct and compliance risks. Apple's Chief Compliance Officer is responsible for the development, review, and execution of Apple's Business Conduct and Global Compliance program and regularly reports to the Audit Committee. These reports include the program's support and validation of Apple's principles of conducting business ethically, honestly, and in compliance with applicable laws; the effectiveness of the program's design in detecting and preventing business conduct violations, and promoting ethical business conduct and compliance with applicable laws and Apple policies; as well as results of program evaluations.

Privacy and Data Security. The Audit Committee oversees Apple's management of privacy and data security risks. The Audit Committee reviews reports on privacy and data security matters from Apple's General Counsel, and from the heads of Information Security, Business Conduct and Compliance, Business Assurance, and Internal Audit. These reports include updates on Apple's privacy program, cybersecurity risks, risk management, and relevant legislative, regulatory, and technical developments. Apple also has a management Privacy Steering Committee chaired by Apple's General Counsel, with members including Apple's Senior Vice President of Machine Learning and AI Strategy, Senior Vice President of Software, and a cross functional group of senior representatives from Services, Software Engineering, Product Marketing, Corporate Communications, Information Services & Technology, Information Security, Privacy Legal, and the Head of Business Assurance. The Privacy Steering Committee sets privacy standards for teams across Apple and acts as an escalation point for addressing privacy compliance issues for decision or further escalation.

Tax. The Audit Committee reviews reports on tax matters from Apple's Chief Financial Officer, General Counsel, the heads of global Tax, Business Assurance, and Internal Audit, and from Apple's independent auditor. These reports include updates on significant domestic and international tax-related developments, worldwide tax audits, international tax structure, international tax policy, and other tax-related legislative matters.

Transparency and Engagement

Reporting

Apple publicly discloses information about our business across a number of topics. This includes our reports on Environmental Progress, People and Environment in Our Supply Chain, and Privacy Transparency, which detail our commitments, programs, and progress on these matters.

In 2021, in response to stakeholder feedback, Apple extended its commitment to transparency with enhanced reporting including Apple's first Environment, Social and Governance Report ("ESG Report"), which seeks to provide a broad view of our environmental, social, and governance efforts across the company.

We've also created a comprehensive index that maps our environmental, social, and governance disclosures ("ESG Index") across metrics outlined in the Global Reporting Initiative ("GRI"), Sustainability Accounting Standards Board ("SASB") and the Task Force on Climate-Related Financial Disclosures ("TCFD") voluntary disclosure frameworks. The ESG Report and ESG Index are available at investor.apple.com/esg.

Shareholder Engagement

We proactively engage with shareholders and other stakeholders throughout the year to learn their perspectives on significant issues, including company performance and strategy, corporate governance, executive compensation, and environmental, social, and governance topics. This engagement helps us better understand shareholder priorities and perspectives, gives us an opportunity to elaborate upon our initiatives with relevant experts, and fosters constructive dialogue. We take feedback and insights from our engagement with shareholders and other stakeholders into consideration as we review and evolve our practices and disclosures, and further share them with our Board as appropriate. Since the date of the 2021 annual meeting of shareholders to the date of this Proxy Statement, management engaged shareholders representing more than a majority of shares held by institutional shareholders, based on the number of institutional shares reported as of September 30, 2021, the latest date that information is available prior to the filing of this Proxy Statement.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. Apple reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials.

Policy on Related Party Transactions

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners of Apple's common stock or any other class of Apple's equity securities, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is reasonably expected to exceed $120,000 in a single fiscal year and the related party has or will have a direct or indirect interest in the transaction (other than solely as a result of being a director or less than 10% beneficial owner of another entity). A copy of this policy is available at investor.apple.com/leadership-and-governance. The policy provides that the Audit Committee reviews transactions subject to the policy and determines whether or not to approve or ratify those transactions. Certain types of transactions are deemed pre-approved pursuant to standing pre-approval guidelines established by the Audit Committee. In addition, the Audit Committee has delegated authority to its Chair to pre-approve or ratify transactions under certain circumstances. A summary of new transactions covered by standing pre-approvals or transactions approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review.

In reviewing transactions subject to the policy, the Audit Committee or the Chair of the Audit Committee, as applicable, considers among other factors it deems appropriate:

- The nature and extent of the related person's interest in the transaction;

- The approximate dollar value of the amount involved in the transaction;

- The approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- Whether the transaction was undertaken in the ordinary course of Apple's business;

- The material terms of the transaction, including whether the transaction with the related person is proposed to be, or was entered into, on terms no less favorable to Apple than terms that could have been reached with an unrelated third-party;

- The business purpose of, and the potential benefits to Apple of, the transaction;

- Whether the transaction would impair the independence of a non-employee director;

- Required public disclosure, if any; and

- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to the Audit Committee's decision, in its business judgment, in light of the circumstances of the particular transaction.

Transactions with Related Parties

Several of Apple's Board members and executive officers serve as directors or executive officers of other organizations, including organizations with which Apple has commercial and charitable relationships. Apple does not believe that any director had a direct or indirect material interest in any such relationships during 2021 and through the date of this Proxy Statement.

Governance Documents

Apple's key governance documents, including our Corporate Governance Guidelines, are available at investor.apple.com/leadership-and-governance.

Business Conduct Policy

Apple seeks to conduct business ethically, honestly, and in compliance with laws. Apple's code of ethics, titled "Business Conduct: The way we do business," set outs the principles that guide Apple's business practices – honesty, respect, confidentiality, and compliance. The code applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer. Relevant sections of the code also apply to the Board. Apple expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in the code when providing goods and services to Apple or acting on its behalf. The code is available at apple.com/compliance/pdfs/Business-Conduct-Policy.pdf. Apple intends to disclose any changes or waivers from this code by posting such information to our website if such disclosure is required by SEC or Nasdaq rules.

Apple's code is managed by the Business Conduct organization, under the oversight of Apple's Chief Compliance Officer. Employees are required to complete training on the code upon joining Apple and annually thereafter. With input from relevant stakeholders and executive leadership, we regularly review and update Apple's code and related policies to ensure they provide clear, actionable guidance to our employees, executive officers, and directors.

Directors

This section describes the experience and qualifications of our Board members and how they are compensated.

Board Composition and Refreshment

Apple's Board consists of a diverse group of highly qualified leaders in their respective fields. All of our directors have senior leadership experience at large domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have in-depth public company experience serving as executive officers, or on boards of directors and board committees, and have a robust understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant academic, research, nonprofit, and philanthropic institutions, and bring unique perspectives to the Board.

The Board and the Nominating Committee believe the skills, qualities, attributes, and experiences of our directors provide Apple with business acumen and a diverse range of perspectives to effectively address Apple's evolving needs and represent the best interests of Apple's shareholders.

The Nominating Committee considers candidates for director who are recommended by its members, by other Board members, by shareholders, and by management, as well as those identified by third-party search firms retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things: independence; character; ability to exercise sound judgment; diversity; age; demonstrated leadership; and relevant skills and experience, including financial literacy, antitrust compliance, and other experience in the context of the needs of the Board. The Nominating Committee is committed to actively seeking out highly-qualified women and individuals from underrepresented communities to include in the pool from which Board nominees are chosen. Additionally, the Nominating Committee has instructed its third-party search firms to ensure that diverse candidates are included in slates of potential nominees.

The Nominating Committee, with the assistance of an outside search firm, and input from our independent directors, Chair of the Board, and CEO, identified Alex Gorsky as a potential candidate for election to the Board. The Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board.

The Nominating Committee evaluates candidates recommended by shareholders using the same criteria as for other candidates recommended by its members, other members of the Board, or other persons. Shareholders who wish to recommend a director candidate should submit the candidate's name and background information in writing to our Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA. In addition, our bylaws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, may nominate director nominees constituting up to 20% of Apple's Board for inclusion in our proxy statement pursuant to our proxy access provisions. Nominating shareholders and nominees must satisfy the requirements set forth in our bylaws, which can be found at investor.apple.com/leadership-and-governance.

Nominees for Election

The following matrix highlights the mix of key skills, qualities, attributes, and experiences of the nominees that, among other factors, led the Board and the Nominating Committee to recommend these nominees for election to the Board. The matrix is intended to depict notable areas of focus for each director, and not having a mark does not mean that a particular director does not possess that qualification or skill. Nominees have developed competencies in these skills through education, direct experience, and oversight responsibilities. The demographic information presented below is based on voluntary self-identification by each nominee. Additional biographical information on each nominee is set out below starting on page 24.

Director Skills and Demographic Matrix

	Levinson	Cook	Bell	Gore	Gorsky	Jung	Lozano	Sugar	Wagner
Core									
Leadership	●	●	●	●	●	●	●	●	●
Corporate Governance	●	●	●	●	●	●	●	●	●
Risk Management	●	●	●	●	●	●	●	●	●
Financial	●	●	●	●	●	●	●	●	●
Strategic									
Global Business and Operations	●	●	●		●	●		●	●
Brand and Marketing	●	●			●	●	●		●
People and Culture	●	●	●		●	●	●	●	●
Innovation and Technology	●	●		●	●		●	●	●
Environment and Climate				●		●			
Public Policy and Government				●	●		●		
Privacy and Security		●	●	●				●	
Identity									
Gender Expression	Male	Male	Male	Male	Male	Female	Female	Male	Female
LGBTQ+	No	Yes	No	No	No	No	No	No	No
Race/Ethnicity	White	White	Black	White	White	Asian	Latino Multiracial	White	White



Art Levinson

Chair of the Board

Director since 2000 | Compensation Committee

Art Levinson, 71, has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Among other qualifications, Dr. Levinson brings to the Board executive leadership experience, including his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience.

**Selected Directorships
and Memberships**

- Board of Directors, Broad Institute of Harvard and MIT
- Board of Scientific Consultants, Memorial Sloan Kettering Cancer Center



Tim Cook

Chief Executive Officer

Director since 2011

Tim Cook, 61, has been Apple's Chief Executive Officer since August 2011 and was previously Apple's Chief Operating Officer since October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from February 2002 to October 2005. From October 2000 to February 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From March 1998 to October 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Among other qualifications, Mr. Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

**Other Current Public
Company Directorships**

- NIKE, Inc.

**Selected Directorships
and Memberships**

- Board of Directors, The National Football Foundation & College Hall of Fame, Inc.
- Board of Trustees, Duke University
- Leadership Council, Malala Fund



James Bell

Director since 2015 | Audit Committee

James Bell, 73, is the retired Executive Vice President, Corporate President and Chief Financial Officer of The Boeing Company, an aerospace company. Mr. Bell served in this role from June 2008 to April 2012, having previously served as Executive Vice President, Finance and Chief Financial Officer from November 2003 to June 2008, and as Senior Vice President of Finance and Corporate Controller from October 2000 to November 2003. From 1992 to 2000, Mr. Bell held a series of positions with increasing responsibility at Boeing.

Among other qualifications, Mr. Bell brings to the Board financial and accounting expertise as a former chief financial officer of a large international public company, experience in strategic planning and leadership of complex organizations, and a global business perspective from his service on other boards.

Other Current Public Company Directorships

- CDW Corporation

Selected Directorships and Memberships

- Board of Trustees, Rush University Medical Center

Former Public Company Directorships Within the Last Five Years

- Dow Inc.
- DowDupont Inc.
- JPMorgan Chase & Co.



Al Gore

Director since 2003 | Compensation Committee

Nominating Committee

Al Gore, 73, has served as Chairman of Generation Investment Management, an investment management firm, since 2004, and as a partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since November 2007.

Mr. Gore was elected to the U.S. House of Representatives four times, to the U.S. Senate two times, and served two terms as Vice President of the United States.

Among other qualifications, Mr. Gore brings to the Board executive leadership experience, a valuable and different perspective due to his extensive background in digital communication and technology policy, politics, and environmental rights, along with experience in asset management and venture capital.

Selected Directorships and Memberships

- Chair, The Climate Reality Project



Alex Gorsky

Director since 2021 | Nominating Committee

Alex Gorsky, 61, is the Executive Chairman of Johnson & Johnson, a global healthcare products company, having previously served as Chairman and CEO.

Mr. Gorsky was named CEO and joined the Board of Johnson & Johnson in April 2012. He was subsequently named Chairman of the Board in December 2012. Mr. Gorsky joined Johnson & Johnson in 1988, serving in various positions of increasing responsibility. In 2004, Mr. Gorsky left Johnson & Johnson to join Novartis Pharmaceuticals Corporation, where he served as head of its pharmaceutical business in North America, before returning to Johnson & Johnson in 2008.

Among other qualifications, Mr. Gorsky brings to the Board executive leadership experience, including his service as a chairman and chief executive officer of a large international public company, along with extensive experience in the fields of health and technology.

Other Current Public Company Directorships

- Johnson & Johnson
- International Business Machines Corporation

Selected Directorships and Memberships

- Board of Directors, Travis Manion Foundation
- Board of Directors, National Academy Foundation
- Board of Advisors, The Wharton School



Andrea Jung

Director since 2008 | Compensation Committee (Chair)
                                        Nominating Committee

Andrea Jung, 63, has served as the President and Chief Executive Officer of Grameen America LLC, a nonprofit microfinance organization, since April 2014, where she also serves on the Board of Directors.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of the Board of Avon from January 1998 to December 2012.

Among other qualifications, Ms. Jung brings to the Board executive leadership experience, including her service as a chairman and chief executive officer of a large international public company, along with extensive brand marketing and consumer products experience, and a global business perspective from her service on other boards.

Other Current Public Company Directorships

- Unilever PLC and Unilever N.V.
- Wayfair Inc.

Selected Directorships and Memberships

- Board of Directors, Rockefeller Capital Management

Former Public Company Directorships Within the Last Five Years

- Daimler AG
- General Electric Company



Monica Lozano

Director since 2021 | Audit Committee

Monica Lozano, 65, has served as the President and Chief Executive Officer of The College Futures Foundation, a charitable foundation working to increase the rate of college graduation for low-income California students, since December 2017.

Ms. Lozano previously served as Chair of the Board of Directors of U.S. Hispanic Media, Inc., the parent company of ImpreMedia, LLC, a Hispanic news and information company, from June 2014 to January 2016. Ms. Lozano previously served as Chair and Chief Executive Officer of ImpreMedia, LLC from 2010 to 2014.

Among other qualifications, Ms. Lozano brings to the Board executive leadership experience, including her service as a board chair and chief executive officer, experience in operations, strategic planning and marketing, and a global business perspective from her service on other boards.

Other Current Public Company Directorships

- Bank of America Corporation
- Target Corporation

Selected Directorships and Memberships

- Board of Directors, Weingart Foundation
- Member, American Academy of Arts and Sciences



Ron Sugar

Director since 2010 | Audit Committee (Chair)

Ron Sugar, 73, is the retired Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from April 2003 to June 2010 and served as President and Chief Operating Officer from 2001 to 2003. Previous to Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Among other qualifications, Dr. Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his service on other boards.

Other Current Public Company Directorships

- Amgen Inc.
- Chevron Corporation
- Uber Technologies, Inc.

Selected Directorships and Memberships

- Member, National Academy of Engineering
- Board of Trustees, University of Southern California
- Board of Directors, Los Angeles Philharmonic Association

Former Public Company Directorships Within the Last Five Years

- Air Lease Corporation

Sue Wagner

Director since 2014 | Nominating Committee (Chair)

Audit Committee



Sue Wagner, 60, is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chairman from January 2006 until her retirement in July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Among other qualifications, Ms. Wagner brings to the Board operational experience, including her service as chief operating officer of a large multinational public company, along with extensive financial expertise and experience in the highly regulated financial services industry, and a global business perspective from her tenure at BlackRock, as well as her service on other boards.

Other Current Public Company Directorships

- BlackRock, Inc.
- Swiss Re
- Samsara Inc.

Selected Directorships and Memberships

- Board of Directors, Color Health, Inc.
- Board of Trustees, Wellesley College

Compensation of Directors

Members of the Board who are not Apple employees ("Non-Employee Directors") receive compensation for their service. As an Apple employee, Mr. Cook, our CEO, does not receive compensation for his service as a Board member. The Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the Compensation Committee evaluates market data provided by its independent compensation consultant, Pay Governance LLC ("Pay Governance"), and makes a recommendation to the Board. The Board determines the form and amount of Non-Employee Director compensation after reviewing the Compensation Committee's recommendation. The Apple Inc. Non-Employee Director Stock Plan ("Director Stock Plan") provides for an annual limit of $1.5 million for all compensation paid to a Non-Employee Director.

Cash Retainers. Our Non-Employee Directors receive an annual cash retainer of $100,000. In 2021, the Chairman of the Board, Dr. Levinson, received an additional cash retainer of $200,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $35,000; the Chair of the Compensation Committee, Ms. Jung, received an additional cash retainer of $30,000; and the Chair of the Nominating Committee, Ms. Wagner, received an additional cash retainer of $25,000. All retainers are paid in quarterly installments.

Equity-Based Awards. A substantial portion of each Non-Employee Director's annual retainer is in the form of equity awards. Under the Director Stock Plan, Non-Employee Directors are granted restricted stock units ("RSUs") on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. For 2021, the number of RSUs underlying each Annual Director Award was determined by dividing $250,000 by the per share closing price of Apple's common stock on the date of grant.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who first joins the Board on or after February 1 of a particular year and prior to the annual meeting for that year, or a director who was an employee of Apple immediately prior to first becoming a Non-Employee Director, will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the award is pro-rated based on the portion of the period that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the grant of the award.

Each RSU granted under the Director Stock Plan will be credited with an amount equal to any ordinary dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for such dividend. The amounts credited to each RSU are referred to as "dividend equivalents." Any dividend equivalents credited to RSUs granted under the Director Stock Plan will be subject to the same vesting, payment, and other terms and conditions as the RSUs to which the dividend equivalents relate. The dividend equivalents are meant to treat the RSU award holders consistently with shareholders.

Equipment and Matching Gifts Programs. Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount. Additionally, each Non-Employee Director is eligible to participate in Apple's matching gifts program to the same extent as Apple employees.

Deferred Compensation Plan. We adopted the Apple Inc. Deferred Compensation Plan ("Deferred Compensation Plan") in 2018, effective for deferrals beginning in 2019. The Deferred Compensation Plan allows eligible participants, including our Non-Employee Directors, to defer a portion of their eligible compensation, subject to the terms of the Deferred Compensation Plan. The Deferred Compensation Plan is unfunded and unsecured. We do not provide any matching contributions under the Deferred Compensation Plan or allow for deferral of RSUs. None of our Non-Employee Directors participated in the Deferred Compensation Plan in 2021.

Stock Ownership Guidelines. Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, each Non-Employee Director is expected, within five years after the individual first becomes subject to the guidelines, to own shares of Apple's common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with, or separately by, the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Other than Ms. Lozano and Mr. Gorsky, who joined the Board in calendar year 2021, each Non-Employee Director currently owns shares of Apple's common stock that have a value at least equal to five times their annual cash retainer.

Director Compensation—2021

The following table shows information regarding the compensation earned or paid during 2021 to Non-Employee Directors who served on the Board during the year. Mr. Cook's compensation is shown in the table entitled "Summary Compensation Table—2021, 2020, and 2019" and the related tables under the section entitled "Executive Compensation." Ms. Lozano joined the Board in January 2021, and Mr. Gorsky joined in November 2021 after the end of the fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
James Bell	100,000	249,958	3,694	353,652
Al Gore	100,000	249,958	12,178	362,136
Andrea Jung	130,000	249,958	12,424	392,382
Art Levinson	300,000	249,958	6,798	556,756
Monica Lozano	75,000	286,322	7,583	368,905
Ron Sugar	135,000	249,958	15,187	400,145
Sue Wagner	125,000	249,958	4,079	379,037

(1)   In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to Non-Employee Directors during 2021, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing price of Apple's common stock on the date of grant. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended September 25, 2021. Ms. Lozano received a pro-rated Initial Director Award of 281 RSUs on January 4, 2021, the effective date of her appointment to the Board, with a grant date fair value for each RSU of $129.41, which vested on February 1, 2021. Each Non-Employee Director serving on February 23, 2021 received an Annual Director Award of 1,986 RSUs with a grant date fair value for each RSU of $125.86. Each Non-Employee Director serving on the Board as of September 25, 2021 held 1,986 RSUs.

(2)   The amounts shown reflect the value of one or more products received under the Board's equipment program during the fiscal year. The amounts also include matching charitable contributions for Ms. Jung and Dr. Sugar under Apple's matching gifts program of $10,000 each.

Executive Officers

This section describes the business experience of our executive officers, other than Mr. Cook, whose biography can be found on page 24.

Kate Adams

Senior Vice President, General Counsel and Secretary



Ms. Adams, 57, oversees all legal matters, including corporate governance, intellectual property, litigation, compliance, global security, and privacy.

Kate joined Apple as General Counsel in November 2017. Prior to joining Apple, Kate served as General Counsel of Honeywell International Inc., a diversified technology and manufacturing company, from September 2008. Prior to joining Honeywell in 2003, Kate was a partner at the law firm of Sidley Austin LLP.

Luca Maestri

Senior Vice President, Chief Financial Officer



Mr. Maestri, 58, oversees Apple's accounting, business support, financial planning and analysis, treasury, real estate, investor relations, internal audit, and tax functions.

Luca joined Apple in March 2013 and assumed his current position in May 2014, after previously serving as Apple's Vice President and Corporate Controller. Prior to joining Apple, Luca was Executive Vice President, Chief Financial Officer of Xerox Corporation, a business services and technology company, from February 2011 to February 2013; Chief Financial Officer at Nokia Siemens Networks; and had a 20-year career with General Motors Corporation, including serving as Chief Financial Officer of GM Europe and GM Brazil.

Deirdre O'Brien

Senior Vice President, Retail + People



Ms. O'Brien, 55, oversees Apple's retail and online teams, and Apple's People team. As the leader of Apple's retail and online teams, Deirdre supports their work to enrich the lives of millions of Apple customers every year. In her role leading the People team, Deirdre works to help Apple connect, develop, and care for its employees—and to help those employees do the best work of their lives.

Deirdre joined Apple in July 1988 and assumed her current position in February 2019. Deirdre's previous positions with Apple include Vice President, People and Vice President, Operations.

Jeff Williams

Chief Operating Officer



Mr. Williams, 58, oversees Apple's entire worldwide operations, as well as customer service and support. He leads Apple's renowned design team and the software and hardware engineering for Apple Watch. Mr. Williams also drives the company's health initiatives.

Jeff joined Apple in June 1998 and assumed his current position in December 2015. Jeff's previous positions with Apple include Senior Vice President, Operations and Head of Worldwide Procurement. Prior to joining Apple, Jeff worked in a number of operations and engineering roles at IBM from 1985 to 1998.

Executive Compensation

This section describes the compensation program for our named executive officers and includes the required executive compensation tables.

Compensation Discussion and Analysis

Apple delivered outstanding results for our shareholders in 2021. We reported an all-time record of $365.8 billion in net sales and $108.9 billion in operating income, representing 33% and 64% year-over-year increases, respectively. Our product net sales grew 35% year-over-year with an all-time product net sales record of $297.4 billion. Our services business grew 27% year-over-year with an all-time services net sales record of $68.4 billion. We also continued to advance each of our values and key community initiatives, including expanding our Racial Equity and Justice Initiative and education initiatives and taking new strides toward reaching our 2030 carbon neutral goal across our entire business, manufacturing supply chain, and product life cycle.

In 2021, we also marked the tenth anniversary of Tim Cook's leadership as CEO. It has been a remarkable decade for Apple, and in 2021 Mr. Cook was granted an equity award for the first time since he was promoted to the CEO role in 2011. As discussed in more detail below, the 2021 RSU award granted to Mr. Cook is better aligned with the performance-based and time-based RSUs awarded to our other named executive officers and provides substantial equity incentives aligned with the interests of our shareholders.

The Compensation Committee believes that the 2021 compensation of our named executive officers is commensurate with Apple's size, performance and profitability, the significant scope of their roles and responsibilities, and their strong values-driven leadership. Our executive compensation program is straightforward, consistent, and effective. While remaining true to our guiding principles and sound compensation policies and practices, our program also has the flexibility to incorporate feedback and evolving compensation practices that are important to us and our shareholders, such as the addition of a modifier based on Apple values and key community initiatives in our short-term cash incentive program.

This Compensation Discussion and Analysis explains the guiding principles, policies and practices upon which our executive compensation program is based and the compensation paid to our named executive officers for 2021.

Our 2021 Named Executive Officers

Tim Cook
Chief Executive Officer

Luca Maestri
Senior Vice President,
Chief Financial Officer

Kate Adams
Senior Vice President,
General Counsel
and Secretary

Deirdre O'Brien
Senior Vice President,
Retail + People

Jeff Williams
Chief Operating Officer

Guiding Principles

Team-Based Approach

We apply a team-based approach to the compensation of our named executive officers with internal pay equity as a primary consideration.

Performance Expectations

We establish clear, quantitative financial goals and values-driven performance expectations focused on Apple's overall success and impact.

Emphasis on Long-Term Equity Incentives

We emphasize long-term performance, retention, and alignment between the interests of our named executive officers and those of our shareholders by significantly weighting our named executive officers' compensation toward long-term equity incentives.

Executive Compensation Policies and Practices

We are committed to sound executive compensation policies and practices, as highlighted in the following table.

Prohibition on hedging, pledging, and short sales	We prohibit short sales, transactions in derivatives, hedging, and pledging of Apple securities by our named executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our named executive officers, including a 10 times annual base salary requirement for our CEO.
Compensation clawback policy	Our compensation clawback policy allows us to recover annual cash incentives, equity awards, or other amounts that may be paid in respect of awards in the event of certain events, including acts of misconduct by our named executive officers.
No repricing	We do not allow repricing of stock options without shareholder approval.
No change of control payments	We do not provide change of control payments or gross-ups of related excise taxes.
Vesting requirements for dividend equivalents	Dividend equivalents will not be paid unless the vesting and performance conditions for the RSUs, to which the rights attach, are met.
At-will employment	We employ our named executive officers at-will; our named executive officers do not have employment contracts.
No pension or other supplemental benefits	We do not provide pensions or supplemental executive health or insurance benefits.
No significant perquisites	We do not provide significant perquisites to our named executive officers. For security and efficiency purposes, Mr. Cook is provided personal security services and is required by the Board to use private aircraft for all business and personal travel.
Annual compensation risk assessment	The Compensation Committee oversees an annual risk assessment of our compensation program.
Independent compensation consultant	The Compensation Committee has directly retained an independent compensation consultant that performs no services for Apple other than services for the Compensation Committee.

2021 Named Executive Officer Compensation

Our executive compensation program is designed to motivate and reward outstanding performance in a straightforward, consistent, and effective way, commensurate with Apple's size, performance, and profitability. The compensation of our named executive officers has three basic components: annual base salary, annual cash incentive, and long-term equity awards.

Annual Base Salary

Base salary is a customary, fixed element of compensation intended to attract and retain executives. When setting the annual base salaries of our named executive officers, the Compensation Committee considers market data provided by its independent compensation consultant, internal pay equity, and Apple's financial performance and size relative to peer companies.

The annual base salaries for our named executive officers did not change for 2021.

Annual Cash Incentive

Our annual cash incentive program is a performance-based, at-risk component of our named executive officers' compensation. Variable payouts are designed to motivate our named executive officers to deliver strong annual financial results, while advancing Apple values and key community initiatives.

The financial performance measures and payout opportunities under the annual incentive program did not change for 2021, although the design of the program was enhanced to include a modifier based on Apple values and key community initiatives ("ESG Modifier"), as described below.

2021 Financial Performance Measures and Payout Opportunities

As in prior years, the Compensation Committee chose net sales and operating income, calculated in accordance with generally accepted accounting principles, as the financial performance measures for the 2021 annual cash incentive program. Net sales and operating income continue to reflect commonly recognized key measures of overall company performance and profitability and are drivers of shareholder value creation.

Payouts for our named executive officers under the annual cash incentive program are first determined quantitatively based on an equal weighting of the net sales and operating income performance measures at threshold, target, and maximum performance goal levels. When setting these goals, the Compensation Committee considers factors relevant to the current fiscal year. Financial results from prior years may be used as a reference point, but the Compensation Committee focuses on setting annual goals that reflect current business conditions and expectations and will result in an appropriate pay for performance outcome for the specific fiscal year.

The target payout opportunity for each of the net sales and operating income performance measures is 100% of each named executive officer's annual base salary. If the threshold performance level is reached for a financial performance measure, the total payout opportunity for that financial performance measure is 50% of the target payout opportunity. If the maximum performance level is reached for a financial performance measure, the total payout opportunity for that financial performance measure is capped at

200% of the target payout opportunity. If the threshold goal is not achieved for a financial performance measure, there is no payout for that financial performance measure. Payouts for our named executive officers under the annual cash incentive program are linearly interpolated for achievement between threshold, target, and maximum performance goal levels.

For 2021, the Compensation Committee considered the likelihood of a range of business scenarios and results that could impact net sales and operating income, including the ongoing uncertainty related to the COVID-19 pandemic and related business conditions, a complex macro-economic and socio-political environment, and the alignment between appropriate payout opportunities and strong financial results at threshold, target, and maximum performance goal levels. The Compensation Committee set rigorous net sales and operating income goals for 2021 that required year-over-year growth at each payout opportunity. Specifically, our 2021 threshold net sales and operating income goals were both above the prior year's results, while our 2021 net sales and operating income target goals required significant year-over-year growth.

2021 Financial Performance Goals and Results



For 2021 we reported net sales of $365.8 billion and operating income of $108.9 billion, representing a year-over-year increase of 33% and 64%, respectively. These results significantly exceeded the maximum goals for each of the financial performance measures.

ESG Modifier

Beginning in 2021, the Compensation Committee incorporated the ESG Modifier into the annual cash incentive program. The ESG Modifier is based on a holistic evaluation by the Compensation Committee of key accomplishments and actions taken during the year to advance our Apple values: accessibility, education, environment, inclusion and diversity, privacy, and supplier responsibility, and key community initiatives. The Compensation Committee may choose to apply the ESG Modifier to adjust the payout amounts upwards or downwards by up to 10% or determine not to make any adjustments. The Compensation Committee will not apply the ESG Modifier to increase an annual cash incentive payout above the overall cap of 200% of the total target payout opportunity under the program.

The Compensation Committee chose Apple values and key community initiatives as the basis for the ESG Modifier because they represent long-standing, business-relevant environmental, social, and governance principles that reflect Apple's commitment to promoting values-driven leadership.

2021 Annual Cash Incentive Payouts

Our 2021 net sales and operating income results significantly exceeded the maximum goals set under the annual cash incentive program resulting in a maximum payout for each of our named executive officers equal to 200% of the total target payout opportunity.

Before approving the annual cash incentive payouts, the Compensation Committee reviewed with management the actions and key highlights for 2021 representing progress for each of the Apple values and key community initiatives. The review incorporated an extensive environmental, social, and governance scorecard of qualitative and quantitative actions and measures relevant to the fiscal year and a discussion of continuing areas of opportunity. For example, the Compensation Committee considered the significant commitments and efforts made during 2021 in connection with Apple's Racial Equity and Justice Initiative, the meaningful actions being taken to build more diverse representation across every part of the business, new strides toward reaching our 2030 carbon neutral goal across our entire business, manufacturing supply chain, and product life cycle, and innovations designed to protect people's privacy such as app tracking transparency and privacy nutrition labels.

The Compensation Committee previously determined it will not apply the ESG Modifier to increase a payout above the maximum payout opportunity for 2021 and approved annual cash incentive payouts equal to the maximum 200% of the total target payout opportunity for each of our named executive officers. No adjustment was made based on the ESG Modifier and the Compensation Committee did not exercise its discretion to reduce any named executive officer's annual cash incentive payout based on Apple's performance or the Compensation Committee's subjective assessment of each individual named executive officer's overall performance.

Long-Term Equity Awards

We pay for performance and manage Apple for the long-term. Consistent with this approach and our guiding compensation principles, the majority of our named executive officers' annual compensation is provided in the form of long-term equity incentives that emphasize long-term shareholder value creation and the retention of a strong executive leadership team through a balanced mix of performance-based and time-based RSU awards.

Performance-Based RSUs

RSU awards with performance-based vesting are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vest depends entirely on Apple's total shareholder return relative to the other companies in the S&P 500 ("Relative TSR") for the applicable performance period. To earn a target award, Apple must achieve performance at the 55th percentile of the S&P 500. The Compensation Committee chose Relative TSR as it continues to be an objective and meaningful metric to evaluate our performance against the performance of other large companies and to align the interests of our named executive officers with the interests of our shareholders in creating long-term value.

We measure Relative TSR for the applicable performance period based on the change in each company's stock price during that period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. A 20-trading-day averaging period is used to determine the beginning and ending stock price values used to calculate the total shareholder return of Apple and the other companies in the S&P 500. This averaging period mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. The change in stock price value from the beginning to the end of the period is divided by the beginning stock price value to determine TSR.

Time-Based RSUs

RSU awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Vesting schedules for time-based awards are generally longer than typical peer company practices, as described below.

Dividend Equivalents

All RSUs granted to our employees in 2021, including our named executive officers, have dividend equivalent rights. The dividend equivalents will only pay out if the time-based vesting and performance conditions have been met for the RSUs to which the dividend equivalents relate.

2021 RSU Results

CEO RSU Vesting

This year marked the 10-year anniversary of Mr. Cook's tenure as Apple's CEO and the vesting of the final tranche of the long-term RSU award granted upon his promotion to CEO in 2011 (the "2011 RSU Award"). Mr. Cook earned significant long-term incentives over the course of a decade, aligning his compensation with the extraordinary value created for our shareholders under his leadership.

Cumulative Total Shareholder Return
Includes reinvestment of dividends



+1,174% Apple Inc.

+363% S&P 500

August 24, 2011   September 25, 2021

At grant, the 2011 RSU Award had a time-based vesting schedule with 50% of the RSUs vesting on each of the 5- and 10-year anniversaries of the grant date. The 2011 RSU Award was significantly modified in 2013, at Mr. Cook's request, to put a portion of the award at risk by applying a performance condition based on Apple's Relative TSR performance over specified performance periods. The 2011 RSU Award was not modified to include dividend equivalents.

The performance condition for Mr. Cook's 2011 RSU Award required Apple to outperform two-thirds of the companies that were included in the S&P 500 for the entirety of each performance period in order for 100% of the performance-based RSUs allocated to that period to vest. The 2011 RSU Award only had downside risk to Mr. Cook. It did not contain any upside vesting opportunity above 100% of the target number of RSUs, and there was no interpolation for results between the Relative TSR levels set at the bottom, middle, and top third of companies in the S&P 500.

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting
Top Third	100%
Middle Third	50%
Bottom Third	0%

For the final three-year performance period under the 2011 RSU Award from August 25, 2018 through August 24, 2021, Apple's Relative TSR was at the 97th percentile of the companies that were included in the S&P 500 for the entire performance period. As a result, 100% of the target 1,120,000 performance-based RSUs for this performance period vested on August 24, 2021. Apple's total shareholder return during this performance period was 191.83%. On August 24, 2021, Mr. Cook also vested in the remaining 3,920,000 time-based RSUs under his 2011 RSU Award.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**97th Percentile**	**191.83%**
S&P 500 Companies	Top Third	≥72.26%
	Middle Third	24.94-72.25%
	Bottom Third	<24.94%

Other Named Executive Officer Performance-Based RSU Vesting

During 2021, Mr. Maestri and Mr. Williams each vested in performance-based RSUs that were granted on October 1, 2017. Ms. Adams vested in performance-based RSUs that were granted on November 13, 2017, her date of hire. Between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Apple's Relative TSR percentile ranking for the applicable performance period, with a maximum 200% vesting for performance at or above the 85th percentile.

For the three-year performance period from the beginning of 2018 through the end of 2020, Mr. Maestri and Mr. Williams each vested in 519,080 performance-based RSUs, representing 200% of the target number of performance-based RSUs. Apple's Relative TSR was at the 99th percentile of the companies that were included in the S&P 500 and Apple's total shareholder return during this period was 208.96%.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**99th Percentile**	**208.96%**
S&P 500 Companies	85th Percentile	77.54%
	55th Percentile	19.45%
	25th Percentile	-21.93%
	Below 25th	<-21.93%

For the performance period beginning November 13, 2017 through the end of 2020, Ms. Adams vested in 495,856 performance-based RSUs, representing 200% of the target number of performance-based RSUs. Apple's Relative TSR was at the 99th percentile of the companies that were included in the S&P 500 and Apple's total shareholder return during this period was 181.64%.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**99th Percentile**	**181.64%**
S&P 500 Companies	85th Percentile	69.20%
	55th Percentile	17.13%
	25th Percentile	-22.25%
	Below 25th	<-22.25%

2021 RSU Awards

All of our named executive officers received equity awards in the form of performance-based and time-based RSUs in 2021. This is the first time Mr. Cook has been granted an equity award since his promotion to the CEO role in 2011. The structure and timing of Mr. Cook's 2021 RSU award transitions his equity incentives to better align with the performance- and time-based RSUs granted to our other named executive officers. The value used to determine the number of RSUs granted to our named executive officers, other than Mr. Cook, remained consistent year-over-year. The value used to determine the number of RSUs granted to Mr. Cook was determined by the Compensation Committee after taking into consideration the size, performance, and profitability of Apple relative to peer companies, the scope of the CEO role, and Mr. Cook's performance as CEO.

2021 Performance-Based RSU Awards

Performance-based RSUs were granted to Mr. Cook, Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams on September 27, 2020, which was the first day of Apple's 2021 fiscal year and the first day of the performance period applicable to the awards. These awards have a three-fiscal-year performance period from the beginning of 2021 through the end of 2023.

Subject to the terms of the award agreements, between zero and 200% of the target number of performance-based RSUs will vest on October 1, 2023, depending on Apple's Relative TSR percentile ranking for the performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting As a Percentage of Target
85th Percentile or above	200%
55th Percentile	100%
25th Percentile	25%
Below 25th	0%

If Apple's TSR for the performance period is negative, the number of performance-based RSUs that will vest is capped at 100% of the target number of performance-based RSUs regardless of our percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the other levels shown in the table above, the portion of the performance-based RSUs that will vest is linearly interpolated between the two nearest vesting percentages.

The target number of performance-based RSUs granted to Mr. Cook was determined by dividing $37.5 million by the closing stock price on the date of grant. The target number of performance-based RSUs granted to Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams was determined by dividing $10 million by the closing stock price on the date of grant. The grant date fair values of these awards are reported in the "Summary Compensation Table—2021, 2020, and 2019."

2021 Time-Based RSU Awards

The 2021 time-based RSUs awarded to Mr. Cook, Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams were granted on September 27, 2020, which was the first day of Apple's 2021 fiscal year. Subject to the terms of the award agreements, the vesting schedule for these RSUs is approximately four and one-half years, with three equal installments vesting annually commencing on April 1, 2023 (approximately two and one-half years following the grant date). The April vesting dates for the time-based RSUs were selected to balance the October vesting of the performance-based RSUs and provide regular vesting intervals.

The number of time-based RSUs granted to Mr. Cook was determined by dividing $37.5 million by the closing stock price on the date of grant. The target number of time-based RSUs granted to Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams was determined by dividing $10 million by the closing stock price on the date of grant. The grant date fair value for these awards is reported in the "Summary Compensation Table—2021, 2020, and 2019."

Compensation Committee Judgment and Discretion

The Compensation Committee, consisting entirely of independent directors, reviews and approves the compensation of Apple's named executive officers and acts as the administering committee for Apple's employee equity compensation plans.

The Compensation Committee's executive compensation determinations are subjective and the result of its business judgment, which is informed by the experience of its members and input provided by its independent compensation consultant, our CEO (other than with respect to his own compensation), other members of management, and our shareholders.

Each year, the Compensation Committee conducts an evaluation of Apple's executive compensation program to determine any appropriate changes. In making this determination, the Compensation Committee may consult with its independent compensation consultant and management, as described below; however, the Compensation Committee makes final decisions regarding the compensation paid to our named executive officers based on its own judgment.

In determining whether to make changes to our executive compensation program, the Compensation Committee may consider a number of factors, including the size, scope, and performance of our business, evolving compensation trends, financial goals, and shareholders' interests.

The Role of the Compensation Consultant

The Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the performance of the consultant. As part of the review process, the Compensation Committee considers the independence of the consultant in accordance with SEC and Nasdaq rules.

During 2021, the Compensation Committee's independent compensation consultant, Pay Governance, provided no services to Apple other than services for the Compensation Committee, and worked with Apple's management, as directed by the Compensation Committee, only on matters for which the Compensation Committee is responsible.

At the Compensation Committee's request, Pay Governance regularly attends Compensation Committee meetings. Pay Governance also communicates with the Compensation Committee or the Chair of the Compensation Committee outside committee meetings regarding matters related to the Compensation Committee's responsibilities. In 2021, the Compensation Committee generally sought input from Pay Governance on a range of external market factors related to Apple's compensation programs, CEO pay, environmental, social, and governance performance metrics and other evolving compensation trends, appropriate market reference points, and market compensation data. Pay Governance also provided general observations about management's recommendations regarding the amount and form of compensation for our named executive officers.

The Role of the Chief Executive Officer

At the Compensation Committee's request, Mr. Cook provides input regarding the performance and compensation of the other named executive officers. The Compensation Committee considers Mr. Cook's evaluation and his direct knowledge of each named executive officer's performance and contributions when making compensation decisions. Mr. Cook is not present during Compensation Committee voting or deliberations regarding his own compensation.

The Role of Shareholders

Shareholders are provided the opportunity to cast an annual advisory vote on the compensation of our named executive officers and have indicated their strong support for the compensation of our named executive officers in each of the past six years. Most recently, 95% of votes cast on the say-on-pay proposal at the 2021 Annual Meeting voted in favor of our executive compensation program. We have ongoing discussions with many of our shareholders regarding various topics, including company performance and strategy, corporate governance, executive compensation, and environmental, social, and governance topics. The Compensation Committee considers these discussions while reviewing our executive compensation program and will continue to consider shareholder feedback and the results of say-on-pay votes when making future compensation decisions.

The Role of Peer Companies

The Compensation Committee reviews and approves peer group composition each year. With the assistance of Pay Governance, the Compensation Committee identified groups of companies to serve as market reference points for compensation comparison purposes for 2021. A primary peer group was developed for reference consisting of U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the Compensation Committee's view, compete with Apple for talent. The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2021 were $15 billion and $50 billion, respectively. Based on the above criteria, there were no changes made to the primary peer group for 2021.

2021 Primary Peer Group

Alphabet	AT&T	Cisco	Disney	Intel	Microsoft	Oracle	Verizon
Amazon	Charter	Comcast	IBM	Meta	Netflix	Qualcomm	Visa

Apple Relative to Primary Peers



$366B
Apple
5X Median
Revenue
$24B
Lowest
$78B
Median
$458B
Highest
$2,429B
Apple
9X Median
Market Capitalization
$123B
Lowest
$258B
Median
$2,429B
Highest

As shown above, Apple remains considerably larger than the typical company in the primary peer group with approximately five times the revenue and approximately nine times the market capitalization of the median peer company data for each of the screening criterion. Revenue shown is based on the trailing 12 months revenue of each of our peer companies ending closest to our 2021 fiscal year-end. Market capitalization for peer group companies is the amount provided by Bloomberg L.P. as of September 24, 2021, the last trading day of Apple's 2021 fiscal year.

A secondary peer group of premier companies that have iconic brands or are industry or category leaders, rely on significant research and development and innovation for growth, and require highly-skilled employees was also developed as an additional reference set for the Compensation Committee. Based on the above criteria, Tesla, Inc. was added to the secondary peer group for 2021.

2021 Secondary Peer Group					
3M	Boeing	General Electric	Nike	Pfizer	Tesla
American Express	Coca-Cola	Johnson & Johnson	PepsiCo	Procter & Gamble	UnitedHealth Group

The Compensation Committee considers peer group data provided by its independent compensation consultant and reviews compensation practices and program design at peer companies to inform its decision-making process so it can set total compensation levels that it believes are commensurate with the relative size, scope, performance and profitability of Apple. The Compensation Committee, however, does not set compensation components to meet specific benchmarks as compared to peer companies, such as targeting salaries or total compensation at a specific market percentile. References in this Compensation Discussion and Analysis to peer companies include both the primary and the secondary peer group companies.

Other Benefits

Our named executive officers are eligible to participate in our health and welfare programs, Employee Stock Purchase Plan, 401(k) plan, and matching gifts, vacation cash-out, product discount and other benefit programs on the same basis as other employees. Items or services provided to our named executive officers that may be considered perquisites are limited and generally do not have an associated incremental cost to the company, except as discussed below and as reported in the table entitled "Summary Compensation Table—2021, 2020, and 2019."

Deferred Compensation Plan. Our named executive officers are eligible to defer a portion of their eligible compensation under the terms of the Deferred Compensation Plan, including a portion of their base salary and annual cash incentive opportunity.

Security and Private Aircraft. We provide risk-based, business-related, and personal security services for our employees, including our named executive officers, as determined to be appropriate by our security team. We consider the security measures provided to our named executive officers to be reasonable and necessary expenses for the benefit of Apple and not a personal benefit. However, in accordance with SEC disclosure rules, the aggregate incremental cost of these services is reported in the "Summary Compensation Table—2021, 2020, and 2019."

In the interests of security and efficiency based on our global profile and the highly visible nature of Mr. Cook's role as CEO, the Board requires that Mr. Cook use private aircraft for all business and personal travel. Mr. Cook recognizes imputed taxable income and is not provided a tax reimbursement for personal use of private aircraft.

Compensation Upon Termination of Employment. Our named executive officers do not have employment contracts or severance arrangements. Further, our named executive officers are not entitled to acceleration of their equity awards or any other payments upon a change in control.

The time-based RSU award agreements for all of our employees, other than Mr. Cook, provide for full vesting upon a termination due to death and pro-rata vesting upon a termination due to disability. The performance-based RSU award agreements for our named executive officers, other than Mr. Cook, provide for pro-rata vesting upon a termination due to death or disability. The 2021 time-based RSU agreement for Mr. Cook provides for full vesting upon a termination of employment due to death and a continued right to receive shares upon a termination of employment due to disability or retirement, if termination occurs on or after the first anniversary of the grant date. The 2021 performance-based RSU agreement for Mr. Cook provides for a continued right to receive shares upon a termination due to death, disability, or termination of employment due to retirement if termination occurs on or following the first anniversary of the grant date, unless otherwise determined by the Compensation Committee. Retirement is defined in Mr. Cook's 2021 RSU award agreements as a termination of employment after reaching at least 60 years of age and at least 10 years of service with Apple. Under the terms of Mr. Cook's RSU award agreements, if retirement occurs on or following the first anniversary of the grant date, the shares underlying his 2021 RSU award will continue to be released on the original vesting dates, subject to the terms of the award agreements and the attainment of the performance goals for the performance-based RSUs. The delivery of the vested shares underlying Mr. Cook's 2021 RSU award and any dividend equivalents that have accrued on such RSUs are not accelerated upon retirement. The Compensation Committee approved this provision in Mr. Cook's 2021 RSU award agreements to recognize the unique impact of his leadership decisions on the long-term direction of the company, and to continue to focus and align his incentives with our other named executive officers' incentives.

Governance and Other Considerations

Tax Deductibility of Compensation Expense. Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a publicly held company can deduct in any tax year on compensation paid to each "covered employee" which includes our named executive officers. While the Compensation Committee considers tax deductibility as one of many factors in determining executive compensation, the Compensation Committee will award or modify compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not tax deductible by Apple.

Compensation Clawback. The terms of all outstanding RSU awards held by our named executive officers allow us to recoup any shares or other amount that may be paid in respect of RSUs in the event the named executive officer engages in certain acts of misconduct. The compensation recoupment policy also applies to the annual cash incentives awarded to our named executive officers. Apple may recover compensation in the event the named executive officer commits a felony while employed by Apple or, while employed by

Apple or at any time thereafter, the named executive officer engages in a breach of confidentiality, materially breaches any agreement with Apple, commits an act of theft, embezzlement or fraud, or if Apple is required to prepare an accounting restatement as a result of the named executive officer's misconduct.

Prohibition on Hedging, Pledging, and Short Sales. We prohibit short sales, hedging, and transactions in derivatives of Apple securities for all Apple personnel, including directors, officers, employees, independent contractors, and consultants. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple. We allow for certain portfolio diversification transactions, such as investments in exchange funds.

Stock Ownership Guidelines. Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to 10 times his annual base salary. All other executive officers are expected to own shares that have a value equal to three times their annual base salary within five years of the officer first becoming subject to the guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Each executive officer currently holds shares in excess of these guidelines.

Risk Considerations. In establishing and reviewing Apple's executive compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Corporate Governance–Board Oversight of Risk Management" above for an additional discussion of risk considerations.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the disclosures contained in the "Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the Compensation Committee

Andrea Jung (Chair)   Al Gore   Art Levinson

Executive Compensation Tables

Summary Compensation Table—2021, 2020, and 2019

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2021, 2020, and 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation ($)	Total ($)
Tim Cook Chief Executive Officer	2021	3,000,000	—	82,347,835	12,000,000	1,386,559[3]	98,734,394
	2020	3,000,000	—	0	10,731,000	1,038,259	14,769,259
	2019	3,000,000	—	0	7,671,000	884,466	11,555,466
Luca Maestri Senior Vice President, Chief Financial Officer	2021	1,000,000	—	21,959,620	4,000,000	18,883[4]	26,978,503
	2020	1,000,000	—	21,657,687	3,577,000	18,583	26,253,270
	2019	1,000,000	—	21,633,416	2,557,000	19,221	25,209,637
Kate Adams Senior Vice President, General Counsel and Secretary	2021	1,000,000	—	21,959,620	4,000,000	14,533[5]	26,974,153
	2020	1,000,000	—	21,657,687	3,577,000	14,310	26,248,995
	2019	1,000,000	—	21,633,416	2,557,000	41,384	25,231,800
Deirdre O'Brien Senior Vice President, Retail + People	2021	1,000,000	—	21,959,620	4,000,000	61,191[6]	27,020,811
	2020	1,000,000	—	21,657,687	3,577,000	37,684	26,272,371
	2019	877,500	—	16,469,527	1,795,000	17,753	19,159,780
Jeff Williams Chief Operating Officer	2021	1,000,000	—	21,959,620	4,000,000	17,437[7]	26,977,057
	2020	1,000,000	—	21,657,687	3,577,000	17,137	26,251,824
	2019	1,000,000	—	21,633,416	2,557,000	17,503	25,207,919

(1) The grant date fair value for time-based RSUs is measured in accordance with FASB ASC 718 and based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718 based on the probable outcome of the performance condition as of the grant date. The fair value for each award may differ based on the applicable data, assumptions, and estimates used in the model. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended September 25, 2021, and also see footnote 1 to the table entitled "Grants of Plan-Based Awards—2021."

(2) As described under "Executive Compensation—Compensation Discussion and Analysis," the named executive officers' annual cash incentives are based on the performance of Apple relative to predetermined financial goals for the year and the performance of the individual named executive officer. The threshold, target, and maximum payout amounts for each named executive officer's 2021 annual cash incentive opportunity are shown in the table entitled "Grants of Plan-Based Awards—2021." In 2021, Apple's performance exceeded the maximum performance goals for both net sales and operating income, resulting in a total payout of 200% of the total preliminary target payout opportunity for each named executive officer, which represents the maximum amount payable under the annual cash incentive plan. The Compensation Committee will not apply the ESG Modifier to increase an annual cash incentive payout above the overall cap of 200% of the total payout under the program and did not decrease the total payout. The Compensation Committee further determined that no downward adjustments would be made based on Apple's or an individual's performance and approved this payout amount for each named executive officer.

(3) This amount represents: (i) Apple's contributions to Mr. Cook's account under the 401(k) plan in the amount of $17,400; (ii) term life insurance premiums paid by Apple in the amount of $2,964; (iii) vacation cash-out in the amount of $23,077; (iv) security expenses in the amount of $630,630, which represents the incremental cost to Apple for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide such personal security services; and (v) personal air travel expenses in the amount of $712,488, which represent the incremental cost to Apple for Mr. Cook's personal use of private aircraft based on hourly flight charges and other variable costs incurred by Apple for such use, including variable fuel charges, departure fees, and landing fees. For security and efficiency reasons, the Board implemented a policy in 2017 that requires Mr. Cook to use private aircraft for all business and personal travel.

(4) This amount represents: (i) Apple's contributions to Mr. Maestri's account under the 401(k) plan in the amount of $17,400; and (ii) term life insurance premiums paid by Apple in the amount of $1,483.

(5) This amount represents: (i) Apple's contributions to Ms. Adams' account under the 401(k) plan in the amount of $13,050; and (ii) term life insurance premiums paid by Apple in the amount of $1,483.

(6) This amount represents: (i) Apple's contributions to Ms. O'Brien's account under the 401(k) plan in the amount of $17,400; (ii) term life insurance premiums paid by Apple in the amount of $1,483; and (iii) vacation cash-out in the amount of $42,308.

(7) This amount represents: (i) Apple's contributions to Mr. Williams' account under the 401(k) plan in the amount of $17,400; and (ii) term life insurance premiums paid by Apple in the amount of $37.

The amounts in the salary, bonus, and non-equity incentive plan compensation columns of the "Summary Compensation Table—2021, 2020, and 2019" reflect actual amounts earned in the relevant years, while the amounts in the stock awards column reflect accounting values determined as of the date of grant. The tables entitled "Outstanding Equity Awards—2021" and "Stock Vested—2021" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table—2021, 2020, and 2019" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.

Grants of Plan-Based Awards—2021

The following table shows information regarding the incentive awards granted to the named executive officers for 2021.

Name (a)	Award Type	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)	Grant Date Fair Value of Stock and Option Awards[1] ($)(j)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)		
Tim Cook	Cash Incentive		—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
	Performance-based RSUs	9/27/2020	—	—	—	83,497	333,987	667,974	—	44,847,774
	Time-based RSUs	9/27/2020	—	—	—	—	—	—	333,987	37,500,060
Luca Maestri	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/27/2020	—	—	—	22,266	89,064	178,128	—	11,959,514
	Time-based RSUs	9/27/2020	—	—	—	—	—	—	89,064	10,000,106
Kate Adams	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/27/2020	—	—	—	22,266	89,064	178,128	—	11,959,514
	Time-based RSUs	9/27/2020	—	—	—	—	—	—	89,064	10,000,106
Deirdre O'Brien	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/27/2020	—	—	—	22,266	89,064	178,128	—	11,959,514
	Time-based RSUs	9/27/2020	—	—	—	—	—	—	89,064	10,000,106
Jeff Williams	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/27/2020	—	—	—	22,266	89,064	178,128	—	11,959,514
	Time-based RSUs	9/27/2020	—	—	—	—	—	—	89,064	10,000,106

(1) The grant date fair value for time-based RSUs is calculated in accordance with FASB ASC 718 based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

Grant Date	Performance Period End Date	Assumptions		
		Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
9/27/2020	9/30/2023	3.01	34.01%	0.15%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended September 25, 2021.

Description of Plan-Based Awards

Non-Equity Incentive Plan Awards. Each of the "Non-Equity Incentive Plan Awards" shown in the table entitled "Grants of Plan-Based Awards—2021" was granted under the Apple Inc. 2014 Employee Stock Plan (the "2014 Plan"). The material terms of the 2021 non-equity incentive awards granted under the 2014 Plan are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Annual Cash Incentive."

Equity Incentive Plan Awards. Each of the time-based and performance-based RSUs shown in the table entitled "Grants of Plan-Based Awards—2021" was granted under, and is subject to, the terms of the 2014 Plan. The Compensation Committee administers the 2014 Plan.

Time-Based RSUs. The material terms of the time-based RSUs granted to our named executive officers are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Long-Term Equity Awards."

Performance-Based RSUs. The material terms of the performance-based RSUs granted to our named executive officers are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Long-Term Equity Awards."

Outstanding Equity Awards—2021

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 25, 2021.

Name (a)	Grant Date (b)	Number of Shares or Units of Stock That Have Not Vested (#)(c)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)(d)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)(f)
Tim Cook	9/27/2020	333,987[2]	49,069,370	333,987[3][4]	49,069,370
Luca Maestri	10/15/2017	84,932[5]	12,478,209	—	—
	9/30/2018	118,128[6]	17,355,366	177,196[4][7]	26,033,636
	9/29/2019	182,800[8]	26,856,976	182,800[4][8]	26,856,976
	9/27/2020	89,064[2]	13,085,283	89,064[3][4]	13,085,283
Kate Adams	9/30/2018	118,128[6]	17,355,366	177,196[4][7]	26,033,636
	9/29/2019	182,800[8]	26,856,976	182,800[4][8]	26,856,976
	9/27/2020	89,064[2]	13,085,283	89,064[3][4]	13,085,283
Deirdre O'Brien	10/15/2017	22,292[9]	3,275,141	—	—
	9/30/2018	49,836[10]	7,321,905	—	—
	2/5/2019	63,792[11]	9,372,321	95,688[4][11]	14,058,481
	9/29/2019	182,800[8]	26,856,976	182,800[4][8]	26,856,976
	9/27/2020	89,064[2]	13,085,283	89,064[3][4]	13,085,283
Jeff Williams	10/15/2017	84,932[5]	12,478,209	—	—
	9/30/2018	118,128[6]	17,355,366	177,196[4][7]	26,033,636
	9/29/2019	182,800[8]	26,856,976	182,800[4][8]	26,856,976
	9/27/2020	89,064[2]	13,085,283	89,064[3][4]	13,085,283

(1) The dollar amounts shown in columns (d) and (f) are determined by multiplying the number of shares or units shown in column (c) or (e), as applicable, by $146.92, the closing price of Apple's common stock on September 24, 2021, the last trading day of Apple's fiscal year.

(2) Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest or be released, as applicable, in three annual installments commencing on April 1, 2023.

(3) Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest or be released, as applicable, on October 1, 2023 provided the applicable performance condition is satisfied.

(4) The target number of performance-based RSUs is shown. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 over the relevant performance period.

(5)   Subject to the terms of the award agreement, the remaining 84,932 time-based RSUs subject to this award are scheduled to vest on April 1, 2022, provided the officer continues to be employed with Apple through the applicable vesting date.

(6)   59,068 time-based RSUs subject to this award vested on April 1, 2021 and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two annual installments of 59,064 commencing on April 1, 2022, provided the officer continues to be employed with Apple through the applicable vesting date.

(7)   The maximum 200% of the 177,196 target number of performance-based RSUs subject to this award (totaling 354,392 performance-based RSUs) vested on October 1, 2021 based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

(8)   Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2022, provided the officer continues to be employed with Apple through the applicable vesting date. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest on October 1, 2022, provided the officer continues to be employed with Apple through the vesting date and that the applicable performance condition is satisfied.

(9)   22,292 time-based RSUs subject to this award vested on October 15, 2021.

(10) 16,612 time-based RSUs subject to this award vested on October 15, 2021 and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two semi-annual installments commencing on April 15, 2022, provided the officer continues to be employed with Apple through the applicable vesting date.

(11) 31,896 time-based RSUs subject to this award vested on August 5, 2021 and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two annual installments commencing on August 5, 2022, provided the officer continues to be employed with Apple through the applicable vesting date. The maximum 200% of the 95,688 target number of performance-based RSUs subject to this award (totaling 191,376 performance-based RSUs) vested on October 1, 2021 based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

Stock Vested—2021

The following table shows information regarding the vesting during 2021 of RSUs previously granted to the named executive officers.

Name (a)	Stock Awards	
	Number of Shares Acquired on Vesting (#)(b)	Value Realized on Vesting ($)(c)[1]
Tim Cook	5,040,000	754,084,800
Luca Maestri	776,428	94,138,065
Kate Adams	576,404	69,023,864
Deirdre O'Brien	137,336	18,262,923
Jeff Williams	776,428	94,138,065

(1)   The dollar amounts shown in column (c) are determined by multiplying the number of shares that vested by the per share closing price of Apple's common stock on the vesting date, plus dividend equivalents attributable to such shares in the amount of $1,860,908 for each of Mr. Maestri and Mr. Williams; $1,196,854 for Ms. Adams; and $308,094 for Ms. O'Brien. The RSUs underlying Mr. Cook's 2011 RSU Award were not credited with dividend equivalents.

Non-Qualified Deferred Compensation—2021

The following table shows information regarding the participation of our named executive officers in the Deferred Compensation Plan as of September 25, 2021.

Name (a)	Executive Contributions ($)(b)[1]	Apple Contributions ($)(c)	Aggregate Earnings ($)(d)	Aggregate Withdrawals/ Distributions ($)(e)	Aggregate Balance at September 25, 2021 ($)(f)
Kate Adams	536,550[2]	—	264,051	—	1,599,237[3]

(1) Mr. Cook, Mr. Maestri, Ms. O'Brien, and Mr. Williams did not participate in the Deferred Compensation Plan.

(2) Reflects the portion of Ms. Adams' annual cash incentive payout deferred and contributed to the Deferred Compensation Plan. The payout was reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table—2021, 2020, and 2019" under 2020, the year it was earned.

(3) The balance includes $536,550 that was reported as compensation in the "Summary Compensation Table" in prior years.

Description of Non-Qualified Deferred Compensation

Our named executive officers and Non-Employee Directors are eligible to participate in the Deferred Compensation Plan.

Deferred Compensation Plan participants may elect to defer up to 50% of their annual base salary and commissions and up to 90% of their eligible cash bonus, or up to 100% of their annual cash retainer in the case of Non-Employee Directors, by timely completing a deferral election form. Amounts deferred under the Deferred Compensation Plan, as adjusted for applicable earnings gains and losses and fees, are credited to an account in the participant's name and remain fully vested at all times. Participants may select at any time from a diversified menu of notional investment options that generally mirror the investment options of Apple's 401(k) plan, and the value of their Deferred Compensation Plan account balance may increase or decrease based on the performance of their selected investment options. In 2021, annual returns on the investment options available for the Deferred Compensation Plan generally ranged from -0.90% to 69.16%.

Deferred Compensation Plan participants may elect to receive distributions of their deferred amounts either upon separation from service or as of a specified in-service distribution date. Distributions will be made in a lump sum payment unless the participant elects installment payments between two and 10 years. A Deferred Compensation Plan participant may also request to receive a hardship distribution on account of an eligible unforeseeable emergency. If a Deferred Compensation Plan participant dies prior to receiving a complete distribution of their account, the remaining account will be paid to their beneficiaries in a lump sum by December 31 of the year following the participant's death.

Potential Payments Upon Termination or Change of Control

We do not have any cash severance arrangements with our named executive officers, and none of our named executive officers' equity awards outstanding as of 2021 fiscal year-end provide for acceleration in connection with a change of control, other than as noted below in connection with termination of employment due to death, disability, or for Mr. Cook, retirement.

Equity Acceleration Upon Termination of Employment

Time-Based RSUs. Mr. Cook's 2021 time-based RSU award provides for full accelerated vesting upon death and a continued right to receive the shares underlying the RSUs upon disability or termination of employment due to retirement if termination occurs on or following the first anniversary of the grant date. Retirement is defined in Mr. Cook's 2021 RSU award agreements as a termination of employment after reaching at least 60 years of age and at least 10 years of service with Apple. The delivery of the vested shares underlying Mr. Cook's 2021 RSU award and any dividend equivalents that have accrued on such RSU award are not accelerated upon retirement. If Mr. Cook meets these conditions and retires on or following the first anniversary of the grant, the shares underlying his 2021 time-based RSUs will continue to be released on the original vesting dates, subject to the terms of the award agreement. For our other named executive officers, subject to the terms of the award agreement, time-based RSUs provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following a termination of employment due to disability and for full accelerated vesting upon death.

Performance-Based RSUs. Mr. Cook's 2021 performance-based RSU award provides for a continued right to receive earned shares underlying the RSUs upon death, disability, or termination of employment due to retirement if termination occurs on or following the first anniversary of the grant date. If Mr. Cook retires on or following the first anniversary of the grant date grant, the shares underlying his 2021 performance-based RSUs will continue to be released on the original vesting dates, subject to the terms of the award agreement and the attainment of the performance goals. For our other named executive officers, subject to the terms of the award agreement, performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and prorated based on the recipient's dates of employment during the performance period.

The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all RSUs outstanding as of fiscal year-end had their employment terminated due to death or disability for each of our named executive officers, or retirement for Mr. Cook, on September 25, 2021, the last day of Apple's 2021 fiscal year. Under the terms of Mr. Cook's 2021 RSU award, there is no difference in the payment terms between a termination due to death, disability, or retirement occurring more than one year following the date of grant. Since the first anniversary of the grant date of Mr. Cook's 2021 RSU award occurred after September 25, 2021, he did not meet this requirement in 2021. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts, and would be subject to the terms of the award agreements.

Name	Estimated Total Value of Equity Acceleration upon Death[1] ($)	Estimated Total Value of Equity Acceleration upon Disability[1] ($)
Tim Cook	148,059,777	148,059,777
Luca Maestri	168,474,466	117,337,786
Kate Adams	155,735,090	111,194,893
Deirdre O'Brien	134,038,409	88,404,876
Jeff Williams	168,474,466	117,337,786

(1)   The dollar amounts are determined by (i) multiplying the number of RSUs that would have been subject to accelerated vesting if an officer had died or become disabled, on September 25, 2021, as applicable, by $146.92, the closing price of Apple's common stock on September 24, 2021, the last trading day of the fiscal year; and (ii) then adding any accumulated dividend equivalents attributable to any such RSUs on that date.

CEO Pay Ratio—2021

We offer a wide range of benefits to our global employee population and we are committed to paying our employees competitively and equitably based on their role.

In 2021, we selected a new median employee due to changes in our hiring trends and material changes to our employee compensation arrangements that we reasonably believed would result in a significant change in the pay ratio disclosure. We determined our median compensated employee by using base salary, bonuses, commissions, and grant date fair value of equity awards granted to employees in 2021 as our consistently applied compensation measure. We applied this measure to our global employee population as of September 25, 2021, the last day of our 2021 fiscal year, and annualized base salaries for permanent full-time and part-time employees that did not work the full year.

We calculated the median compensated employee's 2021 annual total compensation using the same methodology that is used to calculate our CEO's annual total compensation in the table entitled "Summary Compensation Table–2021, 2020, and 2019." The 2021 annual total compensation of our CEO was $98,734,394, the 2021 annual total compensation of our median compensated employee was $68,254, and the ratio of these amounts is 1,447 to 1. Thus, this pay ratio reflects a reasonable estimate consistent with SEC rules based on the methodology we described above. Because SEC rules for identifying a median compensated employee allow companies to apply certain exclusions, include estimates, and adopt different methodologies that reflect their employee population and compensation practices, the ratio above may not be comparable to the CEO pay ratio reported by other companies.

Proposals

This section sets out each item of business for the Annual Meeting and the Board's voting recommendation.

Proposal No. 1
Election of Directors

The Board has nominated directors James Bell, Tim Cook, Al Gore, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner to be elected to serve on our Board until the next annual meeting of shareholders and until their successors are duly elected and qualified.

At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the nine nominees named in this Proxy Statement. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's nine nominees.

The term of any incumbent director who does not receive the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the directors nominated by the Board has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable to serve or for good cause will not serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers and directors.

For more information on the director nominees, please see the section entitled "Directors" beginning on page 21.

Vote Required

Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.

The Board recommends that shareholders vote FOR each of the nominees.

Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2022. The Audit Committee reviews the performance of the independent registered public accounting firm annually. In making the determination to re-appoint Ernst & Young for 2022, the Audit Committee considered, among other factors, the independence and performance of Ernst & Young, and the quality and candor of Ernst & Young's communications with the Audit Committee and management. Ernst & Young has served as Apple's independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2022. Although ratification of the Audit Committee's appointment of Ernst & Young is not required, we value the opinions of our shareholders and believe that shareholder ratification of the appointment is a good corporate governance practice. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Vote Required

Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote FOR Proposal No. 2.

Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 25, 2021 and September 26, 2020.

Ernst & Young	2021 ($)	2020 ($)
Audit Fees[1]	17,683,114	17,568,300
Audit—Related Fees[2]	1,161,409	935,900
Tax Fees[3]	3,662,997	3,382,300
All Other Fees[4]	715,310	297,400
Total	23,222,830	22,183,900

(1) Audit fees relate to professional services rendered in connection with the audit of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services. Tax fees in 2021 include $1.1 million for tax compliance projects and $2.6 million for tax advisory projects. Tax fees in 2020 include $1.1 million for tax compliance projects and $2.3 million for tax advisory projects.

(4) All other fees relate to professional services not included in the categories above, including services related to other permissible advisory services and regulatory reporting requirements.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services for Apple, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services expected to be performed each year by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2021.

Proposal No. 3
Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables (a "say-on-pay" vote).

Our executive compensation program is designed to motivate and reward outstanding performance in a straightforward and effective way and retain strong leadership. We believe that the compensation of our named executive officers is commensurate with Apple's size, performance and profitability, the significant scope of their roles and responsibilities, and their strong values-driven leadership. We encourage shareholders to read the section entitled "Compensation Discussion and Analysis," beginning on page 36, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2021.

At the 2021 annual meeting of shareholders, 95% of votes cast supported our executive compensation program. We also have ongoing discussions with many of our shareholders regarding various topics, including company performance and strategy, corporate governance, executive compensation, and environmental, social, and governance topics. The Compensation Committee will continue to consider shareholder feedback and the results of say-on-pay votes when making future compensation decisions.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables, is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

It is expected that the next say-on-pay vote will occur at the 2023 annual meeting of shareholders.

Vote Required

Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote FOR Proposal No. 3.

Proposal No. 4
Approval of the Apple Inc. 2022 Employee Stock Plan

At the Annual Meeting, shareholders are being asked to approve the Apple Inc. 2022 Employee Stock Plan (the "2022 Plan"), which was approved by the Board on November 9, 2021, subject to shareholder approval. The 2022 Plan is intended to continue our long-term equity compensation program, currently implemented under the Apple Inc. 2014 Employee Stock Plan (the "2014 Plan"). If our shareholders approve the 2022 Plan, the 2022 Plan will replace the 2014 Plan and no further grants will be made under the 2014 Plan after the 2022 Plan is registered on Form S-8. The material features of the 2022 Plan are summarized below. The plan is included in its entirety as Annex A to this Proxy Statement.

The 2014 Plan is our only active employee equity incentive plan (excluding our employee stock purchase plan). We also maintain our Director Stock Plan, as our non-employee directors are not eligible to participate in our 2014 Plan (or the 2022 Plan). As of September 25, 2021, the last day of the 2021 fiscal year, the following awards were outstanding under our 2014 Plan and all of the other plans available to employees we have previously maintained: (i) options with respect to 298,709 shares with a weighted average exercise price of $5.35 and a weighted average remaining term of 1.57 years and (ii) unvested full-value awards covering 240,413,436 shares.

In reviewing our historical grant practices, we determined that, excluding the effect of our share counting rules, we have issued approximately, 471,859,000 shares under our employee equity incentive plans over the last three fiscal years. The table below summarizes our equity grant practices during the most recent three fiscal years.

Fiscal Year	Basic Weighted Average Shares Outstanding	RSU Awards Granted	Stock Options Granted	Annualized Burn Rate[1]
2019	18,471,336,000	147,409,000	0	2.0%
2020	17,352,119,000	156,800,000	0	2.26%
2021	16,701,272,000	89,363,000	0	1.34%

(1)   Burn rate is calculated as of the last day of each fiscal year using a 2.5:1 ratio for each type of award. "Burn rate" is the number of shares underlying equity awards granted to employees in a fiscal year, divided by basic weighted average ordinary shares outstanding that fiscal year.

Vote Required

Approval of Proposal No. 4 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote FOR Proposal No. 4.

As of September 25, 2021, our overhang was 5.7%, and our burn rate in 2021 was 1.34%. Assuming our shareholders approve the 2022 Plan, our overhang will be 8.4%. For this purpose, "overhang" is defined as (A) the number of shares subject to awards granted to employees, plus (B) shares available for future grants, divided by the sum of shares outstanding plus the amounts described in clauses (A) and (B). The overhang calculation excludes shares available for future issuance or grant under our employee stock purchase plan or our Director Stock Plan, including shares subject to outstanding awards.

Based on a review of our historical and projected grant practices, we estimate that the shares reserved for grant under the 2022 Plan should meet Apple's equity grant needs for approximately three years. The shares reserved may, however, last for more or less than three years depending on currently unknown factors, such as the number of grant recipients, future grant practices, and Apple's stock price.

Description of the 2022 Plan

The following is a summary of the principal features of the 2022 Plan. This summary does not purport to be a complete description of all of the provisions of the 2022 Plan. It is qualified in its entirety by reference to the full text of the 2022 Plan which is included in its entirety as Annex A to this Proxy Statement.

Share Reserve

Maximum Share Reserve. The maximum number of shares that may be issued or transferred pursuant to awards under the 2022 Plan is equal to the sum of: (i) 510 million shares, (ii) the number of shares available for new award grants under the 2014 Plan on the date that the shareholders approve the 2022 Plan (the "Approval Date"); (iii) the number of shares subject to stock options granted under the 2014 Plan that are outstanding as of the Approval Date which expire or terminate after the Approval Date; and (iv) two times the number of shares subject to RSUs or restricted awards granted under the 2014 Plan that are outstanding as of the Approval Date that are forfeited or terminated or with respect to which shares are withheld to satisfy tax withholding obligations after the Approval Date. However, in no event will the number of shares available for issuance under the 2022 Plan exceed 1,274,374,682 shares. The number of shares described in this paragraph are subject to adjustment in the event of certain capitalization events.

Unless the Compensation Committee provides otherwise, no fractional shares will be issued under the 2022 Plan. The Compensation Committee has the authority to determine whether fractional shares will be rounded down or a cash payment will be made in lieu of fractional shares. Shares issued with respect to full-value awards (RSU or restricted stock awards) granted under the 2022 Plan are counted against the 2022 Plan's aggregate share limit as two shares for every one share actually issued in connection with the full-value award. For example, if 100 shares are issued with respect to an RSU award granted under the 2022 Plan, 200 shares will be counted against the 2022 Plan's aggregate share limit in connection with that award.

Other Share Counting Rules. The following are other rules for counting shares against the applicable share limits of the 2022 Plan:

- For awards settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2022 Plan.

- For shares that are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares to which the exercise related shall be counted against the applicable share limits, as opposed to the number of shares actually issued. For example, if a stock option relates to 1,000 shares and is exercised in full on a cashless basis at a time when the payment due to the participant is 150 shares, then the 1,000 shares for which the option was exercised shall be charged against the applicable share limits.

- Except as otherwise provided below, shares that are subject to awards that expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under either the 2014 Plan or the 2022 Plan will again be available for subsequent awards under the 2022 Plan. Any such shares subject to awards other than stock options and stock appreciation rights granted under either the 2014 Plan or the 2022 Plan will become available taking into account the 2:1 premium share counting rule applicable at the time of granting these types of awards. For example, if a 100 share RSU award made under the 2014 Plan or the 2022 Plan is forfeited before it vests, then 200 shares would again be available for subsequent awards under the 2022 Plan.

- Shares that are exchanged by a participant or withheld by Apple as full or partial payment in connection with any award other than an option or stock appreciation right granted under either the 2014 Plan or the 2022 Plan, as well as any shares exchanged by a participant or withheld to satisfy the tax-related items (as defined in the 2022 Plan) arising in connection with any such award, will be available for subsequent awards under the 2022 Plan. Any such shares will become available taking into account the 2:1 premium share counting rule, discussed above, for these types of awards. For example, given that a 100 share RSU award made under either the 2014 Plan or the 2022 Plan counted as 200 shares against such plan's share limit because of the 2:1 premium share counting rule, if we deliver 60 shares to the participant and withhold 40 shares to cover tax withholding obligations, 80 shares (the 40 that were withheld multiplied by two to give effect to the 2:1 premium share counting rule) would again be available for subsequent awards under the 2022 Plan.

- Shares that are exchanged by a participant or withheld by Apple to pay the exercise price of an option or stock appreciation right granted under the 2022 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any option or stock appreciation right, will not be available for subsequent awards under the 2022 Plan.

- Shares issued in connection with awards that are granted by or become obligations of Apple through the assumption of, or in substitution for, awards in connection with an acquisition of another company will not count against the shares available for issuance under the 2022 Plan unless determined otherwise by Apple, and such awards may reflect the original terms of the related award being assumed or substituted for and need not comply with other specific terms of the 2022 Plan.

Individual Award Limits

No participant may be granted options or stock appreciation rights during any fiscal year covering, in the aggregate, in excess of 7,000,000 shares, subject to adjustment in the event of certain capitalization events. In addition, no participant may be granted stock grants or restricted stock units during any fiscal year covering, in the aggregate, in excess of 7,000,000 shares, subject to adjustment in the event of certain capitalization events.

Administration

The Compensation Committee administers the 2022 Plan.

Eligibility and Types of Awards Under the 2022 Plan

The 2022 Plan permits the granting by the Compensation Committee of stock options, stock appreciation rights, stock grants and RSUs. Stock appreciation rights may be awarded in combination with stock options or stock grants, and such awards shall provide that the stock appreciation rights will not be exercisable unless the related stock options or stock grants are forfeited.

Employees and consultants of Apple and any parent or subsidiary of Apple are eligible to participate in the 2022 Plan. Employees include our executive officers and directors whom are employees. Non-Employee Directors are not eligible to participate. As of the end of the fiscal year, we had approximately 154,000 full-time equivalent employees, including executive officers, who would be eligible to participate in the 2022 Plan. Historically, we have not granted equity awards to consultants and do not have current plans to grant to consultants.

RSUs

The Compensation Committee may grant RSUs under the 2022 Plan. Participants are not required to pay any consideration to Apple at the time of grant of an RSU. The Compensation Committee may grant RSUs with time-based vesting or vesting upon satisfaction of performance goals and other conditions. The Compensation Committee may provide for dividend equivalent rights on RSUs awarded under the 2022 Plan based on the amount of dividends paid on outstanding shares of our common stock. Any dividend equivalent rights that are awarded will be subject to forfeiture and termination to the same extent as the corresponding RSUs to which the dividend equivalent rights relate. When a participant satisfies the conditions of an RSU award, we may settle the award (including any related dividend equivalent rights) in shares, cash or any combination of both, as determined by the Compensation Committee, in its sole discretion.

Performance-Based Awards

Awards under the 2022 Plan may be made subject to performance conditions as well as time-vesting conditions. Performance conditions under the 2022 Plan may utilize one or more measurable performance goals as determined by the Compensation Committee, including one or more of the following criteria: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) total shareholder return; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) writeoffs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) manufacturing, production or inventory; (xxv) mergers and acquisitions or divestitures; (xxvi) Apple values, key community initiatives or other environmental, social or governance objectives, (xxvii) stock price, or (xviii) any other performance objective selected by the Compensation Committee. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including the passage of time or against other companies or financial metrics), (c) on a per share or share per capita basis, (d) against the performance of Apple as a whole or against particular entities, segments, operating units or products or (e) on a pre-tax or after tax basis.

Stock Options

The Compensation Committee may grant nonstatutory stock options or incentive stock options, which are entitled to potentially favorable tax treatment, under the 2022 Plan. The Compensation Committee will determine the vesting schedule and number of shares covered by each stock option granted to a participant. The Compensation Committee may grant stock options with time-based vesting or vesting upon satisfaction of performance goals or other conditions. The stock option exercise price is determined at grant by the Compensation Committee and must be at least 100% of the fair market value of a share on the date of grant (110% for incentive stock options granted to shareholders who own more than 10% of the total outstanding shares of Apple, its parent or any of its subsidiaries). As of January 4, 2022, the closing price of our common stock as reported on Nasdaq was $179.70. Consistent with applicable laws, regulations and rules, payment of the exercise price of stock options may be made by cashless exercise or by any other form of payment approved by the Compensation Committee. The term of a stock option shall not exceed ten years from the date of grant. Dividend equivalents may not be granted on stock options awarded under the 2022 Plan.

Stock Grants

The Compensation Committee may award stock grants, which may be subject to vesting conditions, under the 2022 Plan. Participants may be required to pay cash or other legal consideration to Apple at the time of a stock grant, but the 2022 Plan does not establish a minimum purchase price for shares awarded as stock grants. The Compensation Committee may award stock grants with time-based vesting or vesting upon satisfaction of performance goals or other conditions. Dividends paid on unvested stock grants will be subject to forfeiture or repayment, as the case may be, if the vesting condition applicable to the stock grant is not satisfied.

Stock Appreciation Rights

The Compensation Committee may grant stock appreciation rights under the 2022 Plan. The vesting schedule and number of shares covered by each stock appreciation right granted to a participant will be determined by the Compensation Committee. The Compensation Committee may grant stock appreciation rights with time-based vesting, or vesting upon satisfaction of performance goals, or other conditions. The exercise price of a stock appreciation right will be established by the Compensation Committee and may not be less than 100% of the fair market value of a share on the date of grant. Upon exercise of a stock appreciation right, the participant will receive payment from Apple in an amount determined by multiplying (a) the excess of (i) the fair market value of a share on the date of exercise over (ii) the exercise price times (b) the number of shares with respect to which the stock appreciation right is exercised. Stock appreciation rights may be paid in cash, shares, or any combination of both, as determined by the Compensation Committee, in its sole discretion, at the time of grant. The term of a stock appreciation right shall not exceed 10 years from the date of grant. Dividend equivalent rights may not be granted on stock appreciation rights awarded under the 2022 Plan.

No Repricing

In no case, except due to an adjustment to reflect a stock split or other event referred to under "Adjustments" below, and except for any repricing that may be approved by shareholders, will the Compensation Committee (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award, or (4) take any other action that is treated as a repricing under U.S. generally accepted accounting principles.

Transferability of Awards

Except as described below, awards under the 2022 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution, and stock options and stock appreciation rights are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Compensation Committee has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value, other than nominal value or certain transfers to family members.

Change of Control

Generally, upon the occurrence of a change of control (as defined in the 2022 Plan), all awards then-outstanding under the 2022 Plan will terminate, unless the Compensation Committee provides for the cash settlement, assumption, substitution, or other continuation of the award, provided that the holders of options and stock appreciation rights will be given an opportunity to exercise their vested awards prior to the termination of the awards.

Corporate Actions

The existence of the 2022 Plan does not preclude Apple, the Board or any duly authorized committee of the Board from taking any action that may otherwise be taken in accordance with applicable law or any applicable listing requirements, including paying compensation outside the parameters of the 2022 Plan.

Adjustments

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2022 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, including a change of control of Apple, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders, to the extent necessary to preserve the level or economic value of incentives intended by the 2022 Plan and outstanding awards.

Amendment and Termination

The Board may amend the 2022 Plan at any time and for any reason, provided that any such amendment will be subject to shareholder approval to the extent required by applicable laws, regulations, or rules. The Board may terminate the 2022 Plan at any time and for any reason. Unless terminated earlier by the Board, the 2022 Plan will terminate on November 8, 2031, subject to any extension that may be approved by the Board and the shareholders prior to or on such date. The termination or amendment of the 2022 Plan may not adversely affect any award previously made under the 2022 Plan except that any amendments the Compensation Committee determines are necessary or desirable to facilitate compliance with applicable law may be made without the participant's written consent.

Recoupment Policy

Awards granted under the 2022 Plan will be subject to any provisions of applicable law providing for the recoupment or clawback of incentive compensation, such as provisions imposed pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act; the terms of any Apple recoupment, clawback or similar policy in effect at the time of grant of the award; and any recoupment, clawback or similar provisions that may be included in the applicable award agreement.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the 2022 Plan based on the federal income tax laws in effect on the date of this Proxy Statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Internal Revenue Code), or other tax laws other than U.S. federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, we advise all participants to consult their own tax advisor concerning the tax implications of awards granted under the 2022 Plan.

A recipient of a stock option or stock appreciation right will not have taxable income upon the grant of the stock option or stock appreciation right. For nonstatutory stock options and stock appreciation rights, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.

The acquisition of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except possibly for purposes of the alternative minimum tax. The gain or loss recognized by the participant on a later sale or other disposition of such shares will either be long-term capital gain or loss or ordinary income, depending upon whether the participant holds the shares for the legally-required period of two years from the date of grant and one year from the date of exercise. If the shares are not held for the legally-required period, the participant will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price.

For awards of stock grants, the participant will not have taxable income upon the receipt of the award, unless the participant elects to be taxed at the time of the stock is granted rather than when it becomes vested. The stock grants will generally be subject to tax upon vesting as ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares, if any.

A participant is not deemed to receive any taxable income at the time an award of RSUs is granted. When vested RSUs (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the amount of cash or the fair market value of shares received less the amount paid for such RSUs, if any.

If the participant is an employee or former employee, the amount a participant recognizes as ordinary income in connection with any award is subject to tax-related items (not applicable to incentive stock options) and we are allowed a tax deduction equal to the amount of ordinary income recognized by the participant.

Future Plan Benefits

As of the date of this Proxy Statement, no awards have been granted under the 2022 Plan. Awards under the 2022 Plan may be made at the discretion of the Compensation Committee, and any awards that may be made and any benefits and amounts that may be received or allocated under the 2022 Plan in the future are not determinable at this time. As such, the future plan benefits, as well as information regarding the number of awards that may be received under the 2022 Plan in the future, have been omitted.

Proposal No. 5
Shareholder Proposal

Reincorporate with Deeper Purpose



RESOLVED: Shareholders request our Board of Directors take steps necessary to amend our articles of incorporation and, if necessary, bylaws (including presenting such amendments to shareholders for approval) to become a Social Purpose Corporation and to adopt specific social purposes such as (A) benefitting (1) the corporation's employees, suppliers, customers, and creditors; (2) the community and society; and (3) the environment and (B) exercising reasonable care to ensure that the Company's operations do not impose social and environmental costs that materially contribute to the degradation or destruction of important social and environmental systems.

SUPPORTING STATEMENT: Apple's CEO Tim Cook signed the Business Roundtable Statement on the Purpose of a Corporation (the "Statement").[1] We applaud the Statement, which proclaims "we share a fundamental commitment to all of our stakeholders.... We commit to deliver value to all of them, for the future success of our companies, our communities and our country."

However, Apple incorporated with an uninspiring purpose:

> "The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California..."

Rechartering around deeper social purposes would help Apple align all actions around common goals. It would motivate shareholders, employees, and other stakeholders, guiding our Company on a more inspiring mission than engaging "in any lawful act or activity."

> Purpose is the most distilled form of strategy. It clarifies how a corporation should spend its time and resources. It aligns all actions around a common goal. And it motivates all stakeholders through a mission that is more inspiring than profit maximization.[2]

Our employees are striving to address issues such as climate risk, wealth inequality, diversity, equity, and inclusion. We should identify employee values through Slack[3] or other channels and adopt specific social purposes in better alignment. Apple should also explore policies and practices to embed and amplify worker voice inside corporate decision-making and accountability systems.[4] "Millennial employees, consumers, and investors will fact check claims and callout companies that fail to live up to their own rhetoric, often with significant economic consequences."[5]

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[1] https://s3.amazonaws.com/brt.org/BRT-StatementonthePurposeofaCorporationOctober2020.pdf

[2] https://www.harpercollins.com/products/accountable-michael-olearywarren-valdmanis?variant=32127314755618

[3] https://www.theverge.com/22659497/apple-slack-organizing-zoe-schiffer-decoder-interview

[4] https://www.aspeninstitute.org/our-people/

[5] https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3918443

A recent study determined that listed companies create annual social and environmental costs of $2.2 trillion. These costs have many sources, including pollution, climate change and employee stress.[6] Being guided by a legally adopted North Star would likely lead Apple to further reduce externalized costs and even more fully engage stakeholders.

By adopting specific social purposes our stakeholders will know Apple's values are built into Apple's very reason for existing. Those social purposes would not be seen as public relations statements that can be changed according to the latest fad. Our social purposes will be our North Star, guiding and engaging stakeholders on a path to a better future.

Please vote for: Reincorporate with Deeper Purpose–Proposal 5

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[6]   https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf

Apple's Statement in Opposition to Proposal No. 5

Apple has a demonstrated record of considering the interests of a wide range of stakeholders, including our customers, communities, and the environment we all share, while seeking to deliver long-term value to our shareholders. The change in corporate form requested by this proposal is unnecessary and would entail potential risks and costs.

At Apple, we are committed to demonstrating that business can and should be a force for good. A commitment to all of our stakeholders lies at the heart of Apple's long-standing values of accessibility, education, environment, inclusion and diversity, privacy, and supplier responsibility, and reflects how management operates our company, consistent with our corporate purpose. Accordingly, we believe converting Apple to a new corporate form would not meaningfully change how we operate our company or best serve the interests of our shareholders or other stakeholders.

Shareholders and other stakeholders can learn about how Apple conducts its business through various reports that we make publicly available, including our reports on Environmental Progress, People and Environment in Our Supply Chain, and Privacy Transparency, which detail our commitments, programs, and progress on these matters. In 2021, Apple extended its commitment to transparency with enhanced reporting, by introducing Apple's first Environment, Social, and Governance Report, which seeks to provide a broad view of our environmental, social, and governance efforts across Apple.

The California Social Purpose Corporation model selected in this proposal by the proponent is a relatively new creation and is largely untested, particularly for a company of our size and complexity. It is extremely difficult at this time to predict the impact on our shareholders and our long-term success of changing our corporate form, but we believe such a change would entail potential risks and costs.

Our proven record and unwavering commitment to our stakeholders, our communities and our values demonstrate that Apple in its current corporate form is able to consider the interests of a wide range of stakeholders, including our customers, communities, and the environment we all share, while seeking to deliver long-term value to our shareholders.

We therefore believe it is unnecessary to change our corporate form in order to continue leading with our values in the technology we make, the way we make it, and how we treat people and the planet we share.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 5.

Vote Required

Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote AGAINST Proposal No. 5.

Proposal No. 6
Shareholder Proposal

Transparency Reports

In December 2020, 154 human rights organizations wrote to CEO Tim Cook regarding Apple's complicity with the Chinese government's human rights atrocities, noting that "[e]ven though...app removals gravely affect freedom of expression and access to information, Apple's Transparency Report currently does not disclose such actions beyond a number."

The *New York Times* reported in May 2021: "... Apple has constructed a bureaucracy that has become a powerful tool in China's vast censorship operation. It proactively censors its Chinese App Store, relying on software and employees to flag and block apps that Apple managers worry could run afoul of Chinese officials." Since 2017, the *Times* said, roughly 55,000 active apps have disappeared from Apple's Chinese App Store, including "tools for organizing pro-democracy protests and skirting internet restrictions." Most of those apps have remained available in other countries, the *Times* said.

Apple's transparency report for the first half of 2020 disclosed that it complied with all 46 requests from the Chinese government to remove 152 apps from the App Store. The report did not explain which apps were removed or for what reason.

- Apple's transparency reporting takes a "quantitative approach" that offers "little context for the app removal requests from the Chinese government or explanation of the risks that may be involved," according to Institutional Shareholder Services.

- The 2020 Ranking Digital Rights Corporate Accountability Index found "Apple lacked transparency about its process for removing apps from the App Store for violations to iOS rules."

Shareholders are deeply concerned about a material failure in Apple's transparency reporting that seemingly highlights a contradiction between Apple's human rights policy and its actions regarding China and its occupied territories, which represent almost a third of Apple's customer base. This poses significant legal, reputational, and financial risk to Apple and its shareholders.

Resolved, shareholders request the Board of Directors revise the Company's Transparency Reports to provide clear explanations of the number and categories of app removals from the app store, in response to or in anticipation of government requests, that may reasonably be expected to limit freedom of expression or access to information. Such revision may exclude proprietary or legally privileged information.

Supporting Statement: Proponents suggest the company include in its Transparency Reports, or explain why it cannot disclose:

- The substantive content of government requests, by country, including which government agencies made requests; number of apps removed by category such as "encrypted communications," VPN, etc.; and external legal or policy basis as well as internal company criteria on which the apps were removed;

- Any indicia of the extent of impact on residents of those countries, such as the number of prior downloads of the app and whether existing usage of the app was eliminated;

- Any efforts by the company to mitigate the harmful effect on freedom of expression and access to information posed by the categories of removals.

Apple's Statement in Opposition to Proposal No. 6

Apple makes products that unleash creativity, that enable communication and sharing across borders, and that open pathways to innovation, collaboration, and entrepreneurship. Apple already provides detailed information regarding government requests to remove apps from the App Store. The additional report requested by this proposal is unnecessary based on the extensive information that is already publicly provided to our users and stakeholders, our existing policies, and active Board oversight.

Transparent reporting. We are committed to the privacy of our users and being transparent about government app removal requests globally. We publish a bi-annual Transparency Report,[1] where we provide comprehensive information on government requests received, including extensive disclosures on government app removal requests. The Transparency Report discloses, by country or region, the app removal request type; the number of requests received; the number of apps specified in the request; the number of requests objected to in part or rejected in full; the number of requests that resulted in an app being removed; the number of apps removed; the number of appeals received; the number of appeals granted; and the number of apps reinstated.

Apple describes the kinds of content on the apps that governments in each country or region sought to remove. For example, the "Matters of Note" section of the Transparency Report explains that certain of the removed apps were gambling apps, or that a government sought to remove certain apps because they were identified as state security violations. These qualitative descriptions provide insight as to the types of content that governments in each country or region prohibit, and readers can discern from these descriptions whether the apps at issue relate to freedom of expression or access to information. Apple periodically reviews the type of information disclosed in the Transparency Report and modifies its content as appropriate to enhance transparency for our users and our stakeholders.

In addition to the information in the Transparency Report, we provide specific notice directly to the affected developer when an app is removed from the App Store, and the developer can appeal the removal if they believe it was made in error. In the case of a government request to remove an app from the App Store, Apple has established a procedure so that the notice to the developer includes details regarding the legal authority making the request and the legal basis that the authority cites for doing so. This notice and appeal procedure is also publicly disclosed on

Vote Required

Approval of Proposal No. 6 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote AGAINST Proposal No. 6.

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[1]   apple.com/legal/transparency/

our website for developers.[2] Even more information about the App Store is available at apple.com/app-store, where customers and developers can learn more about how Apple manages the App Store to make it a safe and trusted place to discover and download apps.

App Store policies. The guiding principle of the App Store is simple—we want to provide a safe experience for users to get apps and a great opportunity for all developers to be successful. We do this by offering a highly curated App Store where every app is reviewed by experts, and an editorial team helps users discover new apps every day. For everything else, there is always the open Internet and web browser apps to reach all users outside of the App Store.

As stated in Apple's Human Rights Policy—Our Commitment to Human Rights,[3] and in accordance with the UN Guiding Principles on Business and Human Rights, Apple acknowledges that we have a responsibility to respect internationally recognized human rights and also comply with laws in the jurisdictions in which we operate. At times, local law may require us to limit the availability of a particular app in the App Store. In such cases, the government demanding removal of the app must present a basis in law, such as a statutory or regulatory requirement, or a valid court order. We make clear on our Transparency Report website that "[i]f a request does not have a valid legal basis, or if we consider it to be unclear, inappropriate, or overly broad, we challenge or reject the request."[4] And, while we may disagree with certain decisions at times, we do not believe it would be in the best interests of our users to simply abandon markets, which would leave consumers with fewer choices and fewer privacy protections. Instead, we prioritize engagement, advocating for the outcome we believe is in the best interests of our users—their privacy, their ability to express themselves, and their ability to access reliable information and helpful technology. We believe in seeking opportunities for engagement to advocate for policies and practices that are consistent with Apple's values and our commitment to respect internationally recognized human rights.

All apps worldwide are screened for quality and illegal or harmful content. As part of the review process, Apple makes a good faith effort to ensure illegal content does not end up on a country's storefront. For example, in certain jurisdictions, gambling apps may be illegal or require a license to operate, and our teams seek to screen apps proposing to operate in violation of local law or without a valid license. Apple does not "proactively censor" apps, as suggested in the proposal, but rather abides by the laws in the jurisdictions in which it operates, as all companies operating in such jurisdictions must do. An app removed from an App Store in a jurisdiction where it is prohibited would remain available in other jurisdictions where the developer has made it available so long as it is not in violation of our App Store Guidelines or applicable local law in those other jurisdictions.

Board oversight. Apple's Board plays a vital and important role overseeing this work. In 2020, our Board adopted Apple's Human Rights Policy on behalf of the company. Our General Counsel oversees implementation of the policy and reports to the Board and its committees on progress and any significant issues identified in the diligence process. Our Audit Committee, consisting entirely of independent directors, also assists the Board in monitoring our significant business risks, including operational and reputational exposures that may relate to compliance with governmental laws, regulations, and orders.

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[2] developer.apple.com/support/app-store/

[3] apple.com/legal/docs/human-rights-policy

[4] apple.com/privacy/government-information-requests

As described above, Apple already provides detailed information in our Transparency Report and elsewhere regarding our treatment of various types of app removal requests and the kinds of content on the apps that governments sought to remove, including requests that may limit freedom of expression or access to information. Apple therefore believes that the additional report requested by this proposal is unnecessary based on the extensive information that is already publicly provided to our users and stakeholders, our existing policies, and active Board oversight.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 6.

Proposal No. 7
Shareholder Proposal

Report on Forced Labor

RESOLVED that shareholders of Apple, Inc. ("Apple") ask the Board of Directors to oversee the preparation of a report, at reasonable cost and omitting confidential and proprietary information, on the extent to which Apple's policies and procedures effectively protect workers in its supply chain from forced labor, including the extent to which Apple has identified suppliers and sub–suppliers that are at significant risk for forced labor violations, the number of suppliers against which Apple has taken corrective action due to such violations, and the availability and use of grievance mechanisms to compensate affected workers. The report should be posted to Apple's website.

<u>SUPPORTING STATEMENT</u>

Apple relies on over 200 suppliers[1] globally for product components. These suppliers and sub–suppliers may be at significant risk for forced labor if they have facilities in areas with a high risk of forced labor, or source inputs from such areas.

Apple's Code of Conduct (2005) lists forced labor as a 'core violation' of its policy, with suppliers required to 'ensure that all work is voluntary' and prohibited from 'traffic[king] persons or us[ing] any form of slave, forced, bonded, indentured, or prison labor.' The Code also states suppliers must undertake due diligence and allow Apple access to their facilities to evaluate suppliers and sub–suppliers' compliance.[2]

Apple's Human Rights Policy (2020) states its desire 'to be a force for good in the lives of people in our supply chain', and asserts that Apple works 'hand in hand with our suppliers to ensure that every workplace provides a safe and respectful environment for everyone'.[3]

It has been reported that at least nine[4] companies in Apple's supply chain participate in the government of China's forced labor program. Reports suggest that Apple severed ties with Ofilm Group over allegations that it's involved in that program.

Following evidence since 2017 of millions of Uyghurs and other Turkic Muslims being forced into internment camps and related labour programs[5], the Parliaments of the UK and Canada and the US State Department recognized this as a genocide.[6]

---

[1]   https://www.investopedia.com/articles/investing/090315/10-major-companies-tied-apple-supply-chain.asp

[2]   https://www.apple.com/supplier-responsibility/pdf/Apple-Supplier-Code-of-Conduct-and-Supplier-Responsibility-Standards.pdf p9&16

[3]   https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/Apple-Human-Rights-Policy.pdf p2

[4]   https://appleinsider.com/articles/21/05/10/seven-apple-suppliers-linked-to-chinese-forced-labor-programs; https://www.bloomberg.com/news/articles/2021-03-17/shares-of-china-s-ofilm-drop-after-firm-loses-foreign-customer; https://www.theverge.com/2020/12/29/22204920/lens-technology-uighur-forced-labor-xinjiang-amazon-apple-tesla

[5]   https://edition.cnn.com/interactive/2020/02/asia/xinjiang-china-karakax-document-intl-hnk/

[6]   https://www.cnn.com/2021/04/22/world/uk-china-uyghur-genocide-motion-gbr-intl/index.html

US Congress is actively working to pass legislation to create a 'rebuttable presumption' that goods from the Uyghur region are made with forced labor and will be prohibited from entering the US unless 'clear and convincing' evidence can be shown to the contrary.[7]

The proposed report is intended to mitigate this regulatory risk, given Apple's dependence on suppliers operating under a government accused of genocide.

We urge shareholders to vote for this Proposal.

---

[7]   https://mcgovern.house.gov/news/documentsingle.aspx?DocumentID=398673

Apple's Statement in Opposition to Proposal No. 7

Zero tolerance for forced labor. At Apple, people come first in everything we do. Our respect for human rights includes our commitment to ensuring everyone is treated with dignity and respect across our worldwide supply chain. Apple has zero tolerance for forced labor, and looking for the presence of forced labor is part of every supplier assessment we conduct.

We uphold the highest standards in the industry. The Apple Supplier Code of Conduct, Apple Supplier Responsibility Standards, and Apple Human Rights Policy outline our requirements for suppliers in the areas of labor and human rights, health and safety, environment, management systems, and ethics. We continuously review our suppliers to verify that they can meet or exceed our strict standards and provide training and toolkits to help them better understand how to meet these standards if needed. As part of these reviews, independent, third-party assessments are conducted at supplier facilities, which verify key employee documentation, investigate hiring practices, and conduct extensive interviews with workers in their native languages and without their managers present. We conduct supplier assessments, including surprise assessments, in the 53 countries across our supply chain. The protections apply across the supply chain, regardless of a person's job or location. Any violation of our policies has immediate consequences, including possible business termination.

In 2020, Apple and our independent third-party auditors conducted 1,121 assessments of our suppliers around the world. In addition, we interviewed more than 57,000 workers and undertook anonymous surveys of a further 196,000 workers across 135 facilities in their native languages to ensure we understand their experiences. Throughout this we found no evidence of forced labor anywhere in our worldwide supply chain. This proposal cites media reports alleging incidents of forced labor in global supply chains and references nine suppliers. Between April 2020 and December 2021, we audited each of these nine suppliers with a total of 23 audits among the companies, including 10 unannounced audits, and we did not find any evidence of forced labor on any Apple production lines. Apple also conducted extensive due diligence, and despite restrictions due to COVID-19, we were able to dispatch independent, third-party investigators to these supplier facilities. The teams verified key documentation, investigated hiring practices, and interviewed over 2,300 randomly-selected workers in local languages across these sites and without their managers present. Interviewed workers are contacted after

Vote Required

Approval of Proposal No. 7 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote AGAINST Proposal No. 7.

the assessment to confirm that they have not experienced any retaliation as a result of speaking with auditors. Through this due diligence, we found no evidence of forced labor, and we continue our efforts to seek to ensure workers are treated with dignity and respect everywhere we operate.

As part of our process for identifying potential new suppliers, we rigorously evaluate the risks, including labor and human rights risks, associated with prospective suppliers well before they begin working with Apple. We conduct Facility Readiness Assessments, which are thorough reviews designed to ensure that potential risks to people are fully rectified prior to the start of production. In 2020, we completed 112 Facility Readiness Assessments, and eight percent of prospective suppliers evaluated for these risks, including forced labor risks, were prevented from entering Apple's supply chain.

Our standards often go beyond legal requirements. One example of this is by enforcing a zero recruitment fees policy, even in places where these fees, paid by supplier employees to secure a job, are legally permitted. In the event that we discover recruitment fees were paid by supplier employees, we require our suppliers to directly repay their employees in full. Since 2008, we have required suppliers to repay $32.4 million to 36,980 supplier employees. Apple has pioneered tools and training for our suppliers and the labor agents that recruit employees for them to address this issue at its roots, and we have openly shared the tools with companies across multiple industries.

Protecting the people in our supply chain. We require our suppliers to provide their employees with training on their workplace rights. Since 2008, over 21.5 million supplier employees have received training on their workplace rights under local labor laws and the human rights protections outlined in our Supplier Code of Conduct and Supplier Responsibility Standards. Our Supplier Code of Conduct and Supplier Responsibility Standards also require feedback channels for workers, including grievance mechanisms at all supplier sites, and strict protection from retaliation for speaking up. This includes third-party anonymous hotlines and the ability to contact the Apple Environment and Supply Chain Innovation (ESCI) team directly at any time and in any language. When an issue is raised, Apple thoroughly investigates, and supplier management is required to resolve violations of our standards in a timely manner. Retaliation in any form is a Core Violation of the Supplier Code of Conduct and carries significant penalties. When a Core Violation is identified, the supplier's Chief Executive Officer is notified, and the supplier is placed on probation, which continues until Apple determines that the supplier has completed all corrective actions. In addition to addressing the specific Core Violation and the root causes of the violation, the supplier must take steps to strengthen their management systems and practices to prevent a reoccurrence of the issue. The possible consequences of probation include receiving no new projects, no new business, or the termination of existing business with Apple. To date, 24 suppliers have been removed from our supply chain due to Core Violations.

We work collaboratively with a range of stakeholders, including governments, industry associations, and non-governmental organizations devoted to the promotion and respect of human rights. Every year we incorporate feedback from such stakeholders to help align our Supplier Code of Conduct and Supplier Responsibility Standards with current internationally recognized standards, including the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Organisation for Economic Co-operation and Development's (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as well as industry-leading health and safety standards. Our approach to conducting human rights due diligence in our supply chain is based on the UN Guiding Principles on Business and Human Rights (UNGPs). We additionally engage with these stakeholders to openly share our tools and learnings with other companies in order to drive high standards beyond our supply chain and effect progress more quickly. Apple also supports grassroots human rights defenders through partnerships with leading organizations, including by providing labor rights training and legal aid for victims of human rights abuses.

Transparent reporting. Since 2007, Apple has publicly released reports that contain extensive information and disclosures about the extent to which our policies and procedures effectively protect workers in our supply chain. We have continually improved and expanded these reports over time, and they currently include the following series of reports that provide detailed, relevant, and comprehensive information for stakeholders, all available publicly on apple.com:

- Our Commitment to Human Rights;[1]
- Supplier Code of Conduct[2] and Supplier Responsibility Standards;[3]
- 2021 Environmental, Social and Governance Report;[4]
- 2021 People and Environment in Our Supply Chain;[5]
- How We Work with Suppliers Guide;[6]
- 2020 Statement on Efforts to Combat Human Trafficking and Slavery in Our Business and Supply Chain;[7] and
- 2020 Conflict Minerals Report.[8]

Apple reports at least annually on the extent to which its policies and procedures effectively protect workers in its supply chain from forced labor. As reported in our 2020 Statement on Efforts to Combat Human Trafficking and Slavery in Our Business and Supply Chain, there were no findings of forced labor in Apple's supply chain in 2020.

Board oversight. In 2020, the Board adopted Apple's Human Rights Policy on behalf of the company. The policy governs how we treat everyone, including people at every level of our supply chain. Our General Counsel oversees implementation of our Human Rights Policy and reports to the Board and its committees on progress and any significant issues identified in the diligence process. In addition, our Audit Committee, consisting entirely of independent directors, assists the Board in monitoring our significant business risks, including operational and reputational exposures that may relate to human rights issues.

As described above, Apple has already publicly disclosed through a number of reports the extent to which our policies and procedures effectively protect workers in our supply chain from forced labor. Based on our existing policies, extensive auditing and rigorous oversight of suppliers, active Board oversight, and the comprehensive information that is already publicly provided to our shareholders and other stakeholders, Apple believes that the additional report requested by the proponent would be duplicative and unnecessary.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 7.

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[1] apple.com/legal/docs/human-rights-policy
[2] apple.com/supplier-responsibility/pdf/Apple-Supplier-Code-of-Conduct-and-Supplier-Responsibility-Standards.pdf
[3] apple.com/supplier-responsibility/pdf/Apple-Supplier-Responsible-Standards.pdf
[4] investor.apple.com/esg/2021_Apple_ESG_Report
[5] apple.com/supplier-responsibility/pdf/Apple_SR_2021_Progress_Report.pdf
[6] apple.com/supplier-responsibility/pdf/How-We-Work-With-Suppliers.pdf
[7] apple.com/supplier-responsibility/pdf/Apple-Combat-Human-Trafficking-and-Slavery-in-Supply-Chain-2020.pdf
[8] apple.com/supplier-responsibility/pdf/Apple-Conflict-Minerals-Report.pdf

Proposal No. 8
Shareholder Proposal

Pay Equity

Whereas: Pay inequity persists across race and gender. Black workers' hourly median earnings have fallen 3.6 percent since 2000, representing 75.6 percent of white wages. The median income for women working full time is 82 percent that of men. Intersecting race, Black women make 63 cents, Native women 60 cents, and Latina women 55 cents. At the current rate, women will not reach pay equity until 2059, Black women until 2130, and Latina women until 2224.

Citigroup estimates closing minority and gender wage gaps 20 years ago could have generated 12 trillion dollars in additional income and contributed 0.15 percent to United States GDP annually. PwC estimates closing the gender pay gap could boost Organization for Economic Cooperation and Development (OECD) countries' economies by 2 trillion dollars annually.

Actively managing pay equity is associated with improved representation, and diversity is linked to superior stock performance and return on equity. Of note, Black employees represent 9 percent of Apple's workforce, but only 4 percent of leadership. Women only account for 34 percent of Apple's workforce and 31 percent of leadership.

Pay gaps are <u>literally defined</u> as the median pay of minorities compared to non-minorities and the median pay of women compared to men. They are considered *the* valid way of measuring gender pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization.

Best practice pay equity reporting consists of two parts:

1. *unadjusted* median pay gaps, assessing equal opportunity to high paying roles,
2. statistically *adjusted* gaps, assessing pay between minorities and non-minorities, men and women, performing similar roles.

Apple has committed to statistically adjusted pay equity but ignores unadjusted median gaps, which address the structural bias women and underrepresented minorities face regarding job opportunity and pay.

The Equal Employment and Opportunity Commission now mandates pay data reporting, across race and gender, as workforce diversity data alone is insufficient to assess pay inequity. The United Kingdom mandates disclosure of median gender pay gaps and is considering race and ethnicity reporting. Apple reported a 7 percent median base pay gap and a 29 percent bonus gap for U.K. employees.

Resolved: Shareholders request Apple report on *median* pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female *median* earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

Supporting Statement: An annual report adequate for investors to assess performance could, with board discretion, integrate base, bonus and equity compensation to calculate:

- percentage median gender pay gap, globally and/or by country, where appropriate
- percentage median racial/minority/ethnicity pay gap, US and/or by country, where appropriate

Apple's Statement in Opposition to Proposal No. 8

At Apple, we're building on our long-standing commitment to make our company more inclusive and diverse and ensure equitable pay for all employees. Apple already fulfills the report's objectives through our comprehensive approach to pay equity and representation, robust disclosure, and active Board oversight and therefore the report requested by this proposal is unnecessary.

- We have achieved gender pay equity globally since 2017, as well as pay equity by race and ethnicity in the United States. We are also committed to closing any pay gap we find at the intersections of gender and race and ethnicity in our U.S. workforce. We report our results annually on our Inclusion and Diversity website.[1]

- Inclusion and diversity is one of our Apple values, and we hold our leaders accountable by incorporating our Apple values and key community initiatives into our executives' annual cash incentive program.

- Our progress on representation is broad-based across the company, and at all levels. For example, the number of female employees in leadership roles at Apple has increased by 85 percent between 2014 and 2020, and 37 percent of open leadership roles were filled by women globally from January 2020 to December 2020. In the United States, between 2014 and 2020, the number of Black employees in leadership roles has increased 60 percent, and the number of Hispanic/Latinx employees in leadership roles has increased 90 percent. Between January 2020 and December 2020, 43 percent of leadership roles were filled by people from underrepresented communities in the United States.

- We do not ask candidates about their compensation history during the recruiting process to avoid perpetuating any pay inequity created by previous companies.

- We are transparent about our progress and have made EEO-1 reports publicly available since 2015.

- We've implemented programs designed to help our employees advance their careers in an inclusive environment, such as our Career Experiences program, as well as unconscious bias training for all employees.

Promoting pay equity and representation. Apple has a firm and long-standing commitment to pay equity, and since 2017, we have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States. In every country where we operate, employees of all genders earn the same when engaging in similar work with comparable experience and performance. These metrics are assessed by a third-party firm that evaluates compensation across all of Apple using statistical

Vote Required

Approval of Proposal No. 8 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote AGAINST Proposal No. 8.

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[1] apple.com/diversity/

modeling. This rigorous review considers annual total compensation, including base salary, bonuses, and RSUs, as well as a variety of data related to pay, including job level, location, performance ratings, and tenure. We are also committed to closing any pay gap we find at the intersections of gender and race and ethnicity in our U.S. workforce. To help ensure internal equity, we target diverse interview panels and candidate slates so diversity is reflected at every stage of the hiring process. Moreover, to avoid perpetuating any pay inequity created by previous companies, we do not ask candidates for compensation history, and our recruiters develop offers of employment based on the compensation of current Apple employees in similar roles. During our annual compensation planning process, the People team uses analytics to assess promotion rates, performance ratings distribution, and pay metrics for women compared to men and, in the United States, for underrepresented groups compared to non-underrepresented groups. We also seek to pay a highly competitive minimum wage in the United States, and provide all employees opportunities for stock ownership in the company.

We continue to focus on increasing diverse representation at every level of the company to help Apple become an even better reflection of the world we live in, and we are proud of the progress we've made. As published on our website, between 2014 and 2020, the number of employees from underrepresented communities has increased by 64 percent in the United States, and makes up nearly 50 percent of Apple's U.S. workforce. The number of Hispanic/Latinx employees at Apple in the United States has grown by more than 80 percent during this period, with a 90 percent increase in leadership. The number of Black employees at Apple in the United States has grown by more than 50 percent, with a 60 percent increase in leadership, and the number of female employees at Apple worldwide has grown more than 70 percent, with an 85 percent increase in leadership during this time. Leadership roles include managers at all levels of our company.

Transparent reporting. We share our progress on our Inclusion and Diversity website,[2] which provides data on the ratio of women and people from underrepresented communities in our workforce, as well as within tech, nontech, leadership, retail and retail leadership roles. We also share on our website metrics regarding hiring for leadership positions, R&D positions, and R&D leadership positions. Although we do not use the Federal Employer Information Report EEO-1 to assess progress, we are one of a small group of large companies making these reports publicly available, and have been doing so since 2015.

Fostering an inclusive culture to promote representation. At Apple, we strive to create a collaborative culture of inclusion, growth, and originality, where all employees can thrive. From day one, Apple employees have access to our career development programs, ongoing inclusion and diversity education, and support throughout their career journey. For example, our Career Experiences program provides employees from our stores, retail customer care, and AppleCare teams the opportunity to spend time on a corporate career rotation. Participants build new skills, while host teams benefit from their team members' new perspectives, talent, and passion. Participation has grown by over 30 percent since it began in 2015, and in 2021, thousands of opportunities were offered across 80 percent of our lines of business.

Further, all our employees are required to complete unconscious bias and inclusion training, and can access expert-led courses on race, justice, allyship, and more. In addition, all our managers are required to take inclusive leadership training, and inclusion and diversity measures are built into our annual review process for leaders across Apple.

For more than 30 years, Apple employees have found community and connection in our Diversity Network Associations (DNAs). These employee-led groups are rooted in the celebration and amplification of culturally underrepresented communities and are designed to engage and empower employees to connect with one another and to have a direct impact on the employee experience, our business, and the communities where we live and work, regardless of geography or job role. DNA memberships have doubled since the beginning

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[2] apple.com/diversity/

of 2020, and today, over 47,000 Apple employees across the globe belong to groups like Familia@Apple, the Apple Asian Association, the Apple Indian Association, Black@Apple, Indigenous@Apple, Pride@Apple, and Women@Apple, and a range of faith-based and cultural groups.

Empowering communities. We are also committed to supporting and empowering communities around the world. In June 2020, Apple launched the Racial Equity and Justice Initiative (REJI), a long-term effort to help ensure more positive outcomes for communities of color across the country and help foster the next generation of inclusive leaders. We've committed $130 million to focus on three key areas: education, criminal justice, and economic empowerment.

Apple is also collaborating with minority-serving institutions across the country to support the leadership of Historically Black Colleges and Universities (HBCUs), Hispanic-Serving Institutions (HSIs), Tribal Colleges and Universities (TCUs), and community colleges and other centers of learning in expanding educational access. We are partnering with stakeholders to support the Propel Center, resourcing preeminent organizations working to end mass incarceration and racial injustice. We are also providing mentorship to founders who have historically been cut out of funding opportunities through our Impact Accelerator and significant financial investments to support businesses with diverse founders. In addition, our Apple Developer Academy, which first opened in Brazil in 2013, provides the tools and training for aspiring entrepreneurs, developers, and designers to find and create jobs in the thriving iOS app economy. Apple has now established more than a dozen academies across the world, including the first in the United States which has recently opened in Detroit, Michigan.

Effective oversight. Inclusion and diversity is one of our Apple values, and we have a dedicated Vice President of Inclusion and Diversity working to develop and retain the world-class talent, at all levels, that reflects the communities we serve. In addition, we hold our leaders accountable by incorporating our Apple values and key community initiatives into our executives' annual cash incentive program through an ESG Modifier. The inclusion of the ESG Modifier in our executives' annual cash incentive program reflects our commitment to promoting values-driven leadership. In addition, as part of the Board's oversight of corporate and product strategy, the Board and its committees also review and discuss with management Apple's strategies and progress relating to these values, including updates from our Vice President of Inclusion and Diversity.

Overall, we take a comprehensive approach to pay equity and representation, from our compensation planning processes designed to further equitable pay and representation to the internal policies and programs we've implemented to foster career growth, diversity, and inclusion. We believe that our methodology represents a more fulsome and effective approach to pay equity and representation than that set forth in the proposal, and we are proud of the progress we've achieved under our current framework. The unadjusted median pay gap measure requested in the proposal would only provide a comparison of two employees who share a particular gender, racial, or ethnic characteristic, but would not factor in the employee's role, skills, performance, experience, tenure, or location, and therefore would not provide an accurate measurement of whether such employees are being fairly paid. Moreover, we already provide the percentage representation of women and people from underrepresented communities in leadership roles at Apple, and therefore the median ratio requested in the proposal would not provide meaningful supplemental information. We understand that single median pay gap figures may be helpful to jumpstart dialogue and processes at companies that have less mature frameworks in place or whose efforts have proven unproductive. However, given the maturity and robust quality of our internal processes and programs, our demonstrated progress and proven commitment to pay equity, and active Board oversight, we believe our current framework is more appropriate for Apple at this time.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 8.

Proposal No. 9
Shareholder Proposal

Civil Rights Audit

RESOLVED that shareholders of Apple Inc. ("Apple") urge the Board of Directors to oversee a third-party audit analyzing the adverse impact of Apple's policies and practices on the civil rights of company stakeholders, above and beyond legal and regulatory matters, and to provide recommendations for improving the company's civil rights impact. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on Apple's website.

SUPPORTING STATEMENT

Recently, the racial justice movement together with the disproportionate impacts of the COVID-19 pandemic have focused the public's and policy makers' attention on civil rights and gender and racial equity issues. Apple lists diversity, inclusion, and accessibility among its key values. It committed $100 million to a new racial justice initiative following the racial justice protests in 2020. The company has also promoted its longstanding gender and racial pay equity policy.

Yet, it is unclear how Apple plans to address racial inequality in its workforce. The company states that the overall number of Hispanic and Black employees in leadership increased by 90% and 60%, respectively, from 2014-2020, but Apple currently has no Hispanics and only one Black member on its executive team. Further, Hispanic and Black tech employees only account for 8% and 4% of all tech employees, respectively.

Apple shut down three employee run surveys related to pay equity that focused on minorities and women. Nonetheless, achieving true racial and gender equity goes beyond just pay issues. In August 2021, Apple placed a female engineering programming manager on indefinite leave after she accused the company of sexism, harassment, and retaliation. Additionally, Apple hired Antonio García Martínez, who had a history of misogynistic and racist commentary, as an advertising platform engineer. While he was fired after a highly publicized employee petition, we believe that a civil rights audit could have identified the concerns raised by Apple's employees far earlier.

Civil rights issues raised by Apple's products and services are also concerning. Privacy experts, over 90 global policy organizations, and Apple's own employees have raised concerns over the company's newly developed child sexual abuse material technology, noting it could be subject to abuse and potential misuse by law enforcement. Further, targeted advertising has a history of racist and sexist impacts. Apple's advertising business increased from $300 million in 2017 to $3 billion in 2021. Given the importance of advertising to Apple's future profitability, we believe that it should be subject to rigorous third-party analysis of its racial and gender impacts.

A civil rights audit will help Apple identify, remedy, and avoid adverse impacts on its stakeholders. We urge Apple to assess its behavior through a civil rights lens to obtain a complete picture of how it contributes to social and economic inequality.

Apple's Statement in Opposition to Proposal No. 9

Apple is committed to respecting human rights, including civil rights, and to ensuring everyone is treated with dignity and respect. We work every day to put people first—by being a force for equity and opportunity, creating an inclusive and diverse work environment, respecting the human rights, including the civil rights, of everyone whose lives we touch, and empowering them with accessible technology. We strive to match our words and actions to our values with our standards and programs that are industry-leading, and often exceed what is required by law.

Apple already fulfills the objectives of the proposal in several ways, including through impact and risk assessments, active governance and Board oversight, engagement with our communities and key stakeholders, and regular, transparent public reporting. We believe our current framework for the implementation and oversight of our human rights commitments is more effective than the broad and unfocused audit requested by the proposal.

Human Rights Framework

Apple's Human Rights Policy commitments include impact assessments of key civil rights issues. In 2020, the Board adopted Apple's Human Rights Policy—Our Commitment to Human Rights,[1] outlining our commitment to respect human rights, including civil rights and the right to privacy, among other internationally recognized rights. Our approach is based on the UN Guiding Principles on Business and Human Rights, and the Policy reflects feedback that we have heard from our shareholders, as well as civil and human rights organizations and other stakeholders.

In alignment with the UN Guiding Principles, we identify salient human rights risks through internal risk assessments and external industry-level third-party audits and reports, as well as through the channels we maintain with rightsholders and other stakeholders, including investors, human rights and labor experts, governments, and international bodies such as the United Nations. We conduct human rights due diligence through a number of teams, including the Privacy, Corporate, and Compliance teams within Apple's Legal and Global Security organization. Our General Counsel oversees implementation of our Human Rights Policy and reports to the Board and its committees on progress and any significant issues identified in the diligence process.

Vote Required

Approval of Proposal No. 9 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote AGAINST Proposal No. 9.

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[1]   apple.com/legal/docs/human-rights-policy

Our Board and governance structure fosters informed decision-making, monitoring of our compliance, and transparency at every level of our company. The Board, assisted by the Audit Committee, monitors significant business risks, including operational and reputational exposures that may relate to human rights issues. For example, our Chief Privacy Officer reports to Apple's General Counsel, who chairs Apple's Privacy Steering Committee with a group of senior representatives across the company. The Audit Committee reviews reports on privacy and data security matters from Apple's General Counsel, and from the heads of Information Security, Business Conduct and Compliance, Business Assurance, and Internal Audit. These reports include updates on Apple's privacy program, cybersecurity risks, risk management, and relevant legislative, regulatory, and technical developments.[2]

We want everyone—from our customers to our industry peers—to know about our values, and the progress we're making. Accordingly, we set goals, track progress, and measure our impact in these areas and report them publicly in a variety of ways, including through our:

- Environment, Social and Governance Report;[3]

- Inclusion and Diversity Page;[4] and

- Privacy Transparency Report.[5]

Inclusion and Diversity

At Apple, we're building on our long-standing commitment to make our company more inclusive and diverse and to ensure equitable pay for all employees. We're supporting underrepresented communities with initiatives that combat inequity, expand access to opportunity, and foster belonging through community. As a sign of our commitment, Apple is a founding signatory to the ACT Report: Action to Catalyze Tech, A Paradigm Shift for DEI (Diversity, Equity, and Inclusion),[6] which provides tech companies and leaders a rigorous framework of action. As a signatory, Apple has already committed to (1) reviewing existing diversity, equity, and inclusion practices and gaps, and identifying relevant actions to operationalize diversity, equity, and inclusion throughout the company; (2) sharing diversity, equity, and inclusion data, metrics, and goals; and (3) advocating for policies that create pathways into tech for underrepresented communities and increase access to capital for diverse entrepreneurs.

Apple is strengthening our long-standing commitment to making our company more inclusive and diverse, and we're making progress towards these goals.

- Between January 2020 and December 2020, 43 percent of open leadership roles and 29 percent of open R&D leadership roles were filled by people from underrepresented communities globally; and 37 percent of open leadership roles and 26 percent of open R&D leadership roles were filled by women globally. Leadership roles include managers at all levels of our company.

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[2] apple.com/legal/privacy/en-ww/governance/

[3] investor.apple.com/esg/2021_Apple_ESG_Report

[4] apple.com/diversity/

[5] apple.com/legal/transparency/

[6] actreport.com/wp-content/uploads/2021/11/The-ACT-Report.pdf

- Between 2014 and 2020:

  - the number of employees from underrepresented communities has increased by 64 percent in the United States, and makes up nearly 50 percent of Apple's U.S. workforce;

  - the number of Black employees in the United States has grown by more than 50 percent, with a 60 percent increase in leadership;

  - the number of Hispanic/Latinx employees in the United States has grown by more than 80 percent, with a 90 percent increase in leadership; and

  - the number of female employees worldwide has grown more than 70 percent, with an 85 percent increase in leadership.

To build upon this growth, we're focused on robust diversity recruiting efforts, ensuring our employees have access to career development programs and ongoing inclusion and diversity education, and gauging sentiment in areas like career development, manager performance, and inclusivity. All of our employees are required to complete unconscious bias and inclusion training, with additional training for Apple's more than 15,000 managers on inclusive leadership. And inclusion and diversity measures are built into our annual review process for every leader, including those at the highest levels of the company. Additionally, we require our employees to be trained annually on Apple's Business Conduct Policy,[7] which incorporates our Human Rights Policy and sets out the fundamental principles of responsible business conduct that define the way we do business worldwide.

For more than 30 years, Apple employees have found community and connection in our Diversity Network Associations (DNAs). These employee-led groups are rooted in the celebration and amplification of culturally underrepresented communities and are designed to engage and empower employees to connect with one another and to have a direct impact on the employee experience, our business, and the communities where we live and work, regardless of geography or job role. Today, over 47,000 Apple employees across the globe belong to groups like Familia@Apple, the Apple Asian Association, the Apple Indian Association, Black@Apple, Indigenous@Apple, Pride@Apple, and Women@Apple, and a range of faith-based and cultural groups. We believe that these employee-driven groups rooted in the celebration of multicultural communities provide members with the opportunity to connect, engage, and support their fellow colleagues from underrepresented groups.

Apple's DNA organizations provide insight far beyond internal culture. They also help us think about ways we can uniquely contribute to Apple's products. The Photos team and the engineering teams collaborated with DNA teams regarding features like image color correction, resulting in the cameras on iPhone, iPad, and Mac being able to capture more natural-looking skin tones in video calls. Additionally, Apple has provided developers with guidelines to promote inclusion, including human interface and inclusive writing guidelines.[8]

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[7] apple.com/compliance/pdfs/Business-Conduct-Policy.pdf

[8] See developer.apple.com/design/human-interface-guidelines/inclusion/overview and
help.apple.com/applestyleguide/#/apdcb2a65d68

We're working to dismantle systemic racism and help grow opportunities for communities of color. Our work here doesn't stop at our own doors.[9] We are also committed to supporting and empowering communities around the world. Below are some highlights of our programs and initiatives:

- In June 2020, Apple launched the Racial Equity and Justice Initiative (REJI), a long-term effort to help ensure more positive outcomes for communities of color across the country and help foster the next generation of inclusive leaders. We've committed $130 million to focus on three key areas: expanding access to education, criminal justice, and economic empowerment.[10]

- Apple is collaborating with minority-serving institutions across the country to support the leadership of Historically Black Colleges and Universities (HBCUs), Hispanic-Serving Institutions (HSIs), Tribal Colleges and Universities (TCUs), and community colleges and other centers of learning in expanding educational access.

- We are partnering with stakeholders to support the Propel Center, resourcing preeminent organizations working to end mass incarceration and racial injustice.

- We are providing mentorship to founders who have historically been cut out of funding opportunities through our Impact Accelerator and significant financial investments to support businesses with diverse founders.

- We opened a Developer Academy in Detroit—the first of its kind in the United States—designed to empower young Black entrepreneurs, creators, and coders, helping them cultivate the skills necessary for jobs in the rapidly growing iOS app economy.

- We partner with external organizations such as AnitaB.org, FIRST, Girls Who Code, Hispanic Association of Colleges and Universities (HACU), and Human Rights Campaign (HRC), among others, to help break down systemic barriers and bias in research and development.

Apple's long-standing commitment to pay equity is externally evaluated by a third party. Since 2017, we have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States. In every country where we operate, employees of all genders earn the same when engaging in similar work with comparable experience and performance. These metrics are assessed by a third-party firm that evaluates compensation across all of Apple using statistical modeling. This rigorous review considers annual total compensation, including base salary, bonuses, and RSUs, as well as a variety of data related to pay, including job level, location, performance ratings, and tenure. We are also committed to closing any pay gap we find at the intersections of gender and race and ethnicity in our U.S. workforce. To help ensure internal equity, we target diverse interview panels and candidate slates so diversity is reflected at every stage of the hiring process. Moreover, to avoid perpetuating any pay inequity created by previous companies, we do not ask candidates for compensation history, and our recruiters develop offers of employment based on the compensation of current Apple employees in similar roles. During our annual compensation planning process, the People team uses analytics to assess promotion rates, performance ratings distribution, and pay metrics for women compared to men and, in the United States, for underrepresented groups compared to non-underrepresented groups. We also seek to pay a highly competitive minimum wage in the United States, and provide all employees

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[9] Apple promotes a diverse supplier base through our Supplier Diversity Program, established in 1993, and engages in opportunity trade fairs around the world. See apple.com/procurement/ for more information.

[10] For a detailed view of our projects and partners, see apple.com/racial-equity-justice-initiative/

opportunities for stock ownership in the company. And we hold our leaders accountable by incorporating Apple values and key community initiatives into our executives' annual cash incentive program.

Privacy

We innovate to protect our customers' privacy and continually assess our impact. We believe privacy is a fundamental human right, which is why we set the industry standard for minimizing data collection and build industry-leading transparency and controls into our technology. As part of our human rights commitments, we undertake Privacy Impact Assessments of our major products and services that take into consideration how laws affect privacy and assess any associated privacy risks in the relevant jurisdictions in which we operate. We regularly engage with civil society representatives globally on various privacy and freedom of expression issues, including privacy by design and encryption, and Apple's Privacy Policy[11] is intended to ensure that privacy remains a top priority in all that we do.

Apple's advertising platform does not track users; it does not link user or device data collected from our apps with user or device data collected from third parties for targeted advertising or advertising measurement purposes. We do not share any personally identifiable information with third parties, and no Apple Pay transactions or Health app data is accessible to Apple's advertising platform, or is used for advertising purposes. All of these policies and practices, including the type of information Apple may use and how users can view such information, are explained on our "Apple Advertising and Privacy" page.[12] This year, we launched App Tracking Transparency, which requires apps to ask permission when they want to track a user's data across apps and websites owned by other companies. We also launched Privacy Nutrition Labels to help users understand how apps, including apps we develop at Apple, collect and handle their data.[13]

We are also committed to listening and learning from others' perspectives and experiences and sharing our progress to advance meaningful change and find novel solutions to pressing challenges. For example, we previously announced plans for features intended to help protect children from predators who use communication tools to recruit and exploit them, and to help limit the spread of Child Sexual Abuse Material. Based on feedback from customers, advocacy groups, researchers, and others, we have decided to take additional time over the coming months to collect input and make improvements before releasing these critically important child safety features.

As demonstrated above, Apple already fulfills the stated objective of the requested audit "to identify, remedy, and avoid adverse impacts on its stakeholders," through our commitment to respect human rights, including civil rights such as those cited by the proponent, as outlined in our Human Rights Policy. We regularly engage with human rights and civil rights organizations, employees, customers, and other stakeholders to seek input and assess adverse impacts of our products, services, policies, and practices to advance meaningful change. Therefore, Apple believes that the audit requested by this proposal is unwarranted.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 9.

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[11] apple.com/legal/privacy/

[12] apple.com/legal/privacy/data/en/apple-advertising/

[13] apple.com/privacy/control/

Proposal No. 10
Shareholder Proposal

Report on Concealment Clauses

RESOLVED:

Shareholders of Apple Inc. ("Apple") ask that the Board of Directors prepare a public report assessing the potential risks to the company associated with its use of concealment clauses in the context of harassment, discrimination and other unlawful acts. The report should be prepared at reasonable cost and omit proprietary and personal information.

SUPPORTING STATEMENT: Concealment clauses are defined as any employment or post–employment agreement, such as arbitration, non–disclosure or non–disparagement agreements, that Apple asks employees or contractors to sign which would limit their ability to discuss unlawful acts in the workplace, including harassment and discrimination.

WHEREAS:

Apple wisely uses concealment clauses in employment agreements to protect corporate information, such as intellectual capital and trade secrets. However, Apple has not excluded from these clauses their workers' rights to speak openly about harassment, discrimination and other unlawful acts. Given this, investors cannot be confident in their knowledge of Apple's workplace culture.

A healthy workplace culture is linked to strong returns. McKinsey found that companies in the top quartile for workplace culture post a return to shareholders 60 percent higher than median companies and 200 percent higher than organizations in the bottom quartile.[1] A study by the *Wall Street Journal* found that over a five–year period, the 20 most diverse companies in the S&P 500 had an average annual stock return that was almost six percentage points higher than the 20 least diverse companies.[2]

A workplace that tolerates harassment invites legal, brand, financial and human capital risk. Companies may experience reduced morale, lost productivity, absenteeism and challenges in attracting and retaining talent.[3] Employees who engage in harmful behavior may also be shielded from accountability.

In California, forthcoming[4] and existing legislation prohibit concealment clauses in employment agreements involving recognized forms of discrimination and unlawful activity. Apple works under a patchwork of state laws related to the use of concealment clauses and may benefit from consistent practices across all employees and contractors.

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[1] https://www.mckinsey.com/business-functions/organization/our-insights/the-organization-blog/culture-4-keys-to-why-it-matters
[2] https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200
[3] https://conference.iza.org/conference_files/LaborMarkets_2021/sockin_j28322.pdf
[4] https://www.protocol.com/silenced-no-more-assembly

As hundreds of employees stopped work in protest[5,6] and after years of binding employees who settled discrimination claims to concealment agreements,[7] Pinterest paid $22.5 million to settle a gender discrimination lawsuit brought by a former executive. Shareholders ultimately sued Pinterest executives alleging a breach of fiduciary duty by "perpetrating or knowingly ignoring the long-standing and systemic culture of discrimination and retaliation."[8] Similarly, in 2020, as part of a $300 million settlement of shareholder lawsuits alleging the company created a toxic work environment, Alphabet agreed to limit confidentiality restrictions associated with harassment and discrimination cases.[9]

Investors have reason to be concerned with Apple, where allegations that the company retaliated against employees complaining of discrimination and potential labor law violations[10] have led workers to organize under the banner #AppleToo.[11,12]

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[5]   https://www.nytimes.com/2020/12/14/technology/pinterest-gender-discrimination-lawsuit.html

[6]   https://www.washingtonpost.com/technology/2020/07/03/pinterest-race-bias-black-employees/

[7]   https://www.theverge.com/2020/9/11/21429619/pinterest-workplace-discrimination-finance-team-unequal-culture-bias

[8]   https://www.institutionalinvestor.com/article/b1phvnsfffr2bp/Retirement-System-Sues-Pinterest-Board-and-Execs-Over-Discrimination

[9]   https://www.nytimes.com/2020/09/25/technology/google-sexual-harassment-lawsuit-settlement.html

[10]   https://www.theverge.com/platform/amp/2021/8/9/22609687/apple-pay-equity-employee-surveys-protected-activity

[11]   https://www.theverge.com/2021/8/23/22638150/apple-appletoo-employee-harassment-discord

[12]   https://appletoo.us/

Apple's Statement in Opposition to Proposal No. 10

Apple is deeply committed to creating and maintaining a positive and inclusive workplace. We recognize and support the rights of our employees and contractors to speak openly about working conditions.

Clear policies supporting employees' rights. Apple's Business Conduct Policy,[1] which is available on our website, sets out Apple's expectations regarding confidentiality of unreleased products and non-public business information, and provides that "nothing in this Policy should be interpreted as being restrictive of your right to speak freely about wages, hours, or working conditions." The term "working conditions" is widely understood to be broad and encompass terms and conditions of employment as well as the work environment, including unlawful acts in the workplace, such as harassment and discrimination. Accordingly, Apple employees are permitted to speak openly about unlawful acts in the workplace, including harassment and discrimination.

The Business Conduct Policy applies to all of our full- and part-time employees worldwide and sets out the principles of honesty, respect, confidentiality and compliance that guide our employees and Apple's business practices. All employees are required to complete mandatory training on the Business Conduct Policy upon hiring and annually thereafter. We also expect our suppliers, contractors, consultants, and other business partners to follow our principles when providing goods and services to Apple or acting on Apple's behalf. The Business Conduct Policy is overseen by our Chief Compliance Officer, who provides regular updates to the Audit Committee on matters related to the policy.

We are continually working to reinforce and clarify our policies. Most employees leave Apple without a separation agreement, but for situations where an agreement is appropriate, Apple has committed to incorporate substantially the following language in all U.S. separation agreements going forward: "Nothing in this agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful."

Employee resources. Apple strives to provide a workplace free of harassment and discrimination, and we offer a range of additional resources for employees to address questions and report concerns, including People Support, the Business Conduct Helpline and the Business Conduct website, as well as an external reporting hotline. All matters are carefully and thoroughly reviewed and investigated, and our policy strictly prohibits any retaliation for reporting potential employee misconduct or participating in an investigation. We regularly review our policies to ensure they are effective, and make changes to our policies and our training to reflect emerging trends and best practices.

Vote Required

Approval of Proposal No. 10 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

The Board recommends a vote AGAINST Proposal No. 10.

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[1]   apple.com/compliance/pdfs/Business-Conduct-Policy.pdf

Board oversight. Apple's Board and its committees review and discuss with management matters related to our employees, including, among other things, Apple's commitments and progress towards inclusive and diverse representation among our employees, employee engagement, and business conduct and compliance.

Apple recognizes and supports the rights of our employees and contractors to speak openly about harassment, discrimination, and other unlawful acts in the workplace. The report requested by the proposal on the potential risks to the company associated with its use of "concealment clauses" as defined by the proposal is unnecessary as Apple's existing policies, active Board oversight, and public disclosures effectively address the issues targeted by this proposal.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 10.

Identification of Proponents

Proposals No. 5 through No. 10 were submitted for the Annual Meeting by a shareholder or shareholders who have represented to Apple that they are a beneficial owner of at least $2,000 in market value of Apple's common stock. We will promptly provide you with the name, address, and, to our knowledge, the number of voting securities held by the proponents of the shareholder proposals, upon receiving a written or oral request directed to Apple's Secretary at One Apple Park Way, MS: 927–4GC, Cupertino, CA 95014 USA, or by phone at: (408) 974–3123.

Other Matters

Apple knows of no other matters to be submitted to shareholders at the Annual Meeting, other than the proposals identified in this Proxy Statement. If any other matters properly come before shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Other Information

This section includes the Audit and Finance Committee Report, information about stock ownership and our equity compensation plans, and other general information.

Audit and Finance Committee Report

As of October 25, 2021, the date of this report, the Audit and Finance Committee consisted of four members: Ron Sugar, who serves as the Chair of the Committee, James Bell, Monica Lozano, and Sue Wagner. Each member is an independent director under Nasdaq and SEC rules, and meets the standards for committee independence as set forth in Apple's Corporate Governance Guidelines. The Audit and Finance Committee has the duties and powers described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/leadership-and-governance.

The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;
- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;
- treasury and finance matters;
- enterprise risk management, privacy, and data security;
- and the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 25, 2021 with Apple's management and Ernst & Young. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Finance Committee also has received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 25, 2021 for filing with the SEC.

Members of the Audit and Finance Committee

Ron Sugar (Chair) | **James Bell** | **Monica Lozano** | **Sue Wagner**

Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of January 3, 2022 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of Apple's common stock by: (i) each person known to Apple to beneficially own more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table—2021, 2020, and 2019" under the section entitled "Executive Compensation"; and (iv) all current directors and executive officers as a group. As of the Table Date, 16,334,371,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	1,255,155,794[2]	7.68%
BlackRock, Inc.	1,057,340,486[3]	6.47%
Berkshire Hathaway Inc. / Warren E. Buffett	907,559,761[4]	5.56%
Kate Adams	445,993[5]	*
James Bell	36,266[6]	*
Tim Cook	3,279,726[7]	*
Al Gore	465,458[8]	*
Alex Gorsky	486[9]	*
Andrea Jung	139,594[10]	*
Art Levinson	4,590,710[11]	*
Monica Lozano	3,554[12]	*
Luca Maestri	110,501[13]	*
Deirdre O'Brien	136,118[14]	*
Ron Sugar	104,258[15]	*
Sue Wagner	63,838[16]	*
Jeff Williams	489,490[17]	*
All current executive officers and directors as a group (13 persons)	9,865,992[18]	*

(1) Represents shares of Apple's common stock held, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2) Represents shares of Apple's common stock beneficially owned as of December 31, 2020, based on a Schedule 13G/A filed with the SEC on February 10, 2021, by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 28,332,383 shares of Apple's common stock, sole dispositive power with respect to 1,182,660,686 shares of Apple's common stock, and shared dispositive power with respect to 72,495,108 shares of Apple's common stock.

(3) Represents shares of Apple's common stock beneficially owned as of December 31, 2020, based on a Schedule 13G/A filed with the SEC on February 5, 2021, by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 911,114,234 shares of Apple's common stock, and sole dispositive power with respect to all shares beneficially owned.

(4) Represents shares of Apple's common stock beneficially owned as of December 31, 2020, based on the Schedule 13G/A filed with the SEC on February 16, 2021 by Warren E. Buffett, Berkshire Hathaway Inc. and certain other reporting persons. In such filing, Mr. Buffett and Berkshire Hathaway list their address as 3555 Farnam Street, Omaha, NE 68131, and indicate that they have shared voting and dispositive power over all shares beneficially owned.

(5) Excludes 797,986 RSUs held by Ms. Adams that are not scheduled to vest within 60 days after the Table Date.

(6) Includes 1,986 RSUs held by Mr. Bell that are scheduled to vest on February 1, 2022.

(7) Represents 3,279,726 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 1,178,456 RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(8) Includes 1,986 RSUs held by Mr. Gore that are scheduled to vest on February 1, 2022.

(9) Includes 486 RSUs granted to Mr. Gorsky on November 9, 2021 in connection with his appointment to the Board that are scheduled to vest on February 1, 2022.

(10) Includes 1,986 RSUs held by Ms. Jung that are scheduled to vest on February 1, 2022.

(11) Includes 56,000 shares of Apple's common stock held by Dr. Levinson's spouse and 1,986 RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2022.

(12) Includes 1,986 RSUs held by Ms. Lozano that are scheduled to vest on February 1, 2022.

(13) Excludes 882,918 RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(14) Excludes 776,874 RSUs held by Ms. O'Brien that are not scheduled to vest within 60 days after the Table Date.

(15) Includes 1,986 RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2022.

(16) Includes 6,000 shares of Apple's common stock held by Ms. Wagner's spouse, 400 shares of Apple's common stock held by one of Ms. Wagner's children, and 1,986 RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2022.

(17) Includes 489,490 shares of Apple's common stock held in the name of Mr. Williams' family trust and excludes 882,918 RSUs held by Mr. Williams that are not scheduled to vest within 60 days after the Table Date.

(18) Includes 14,388 RSUs held by directors that are scheduled to vest within 60 days after the Table Date. As of the Table Date, no executive officer held any stock options or any RSUs scheduled to vest within 60 days after the Table Date. Excludes 4,519,152 RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date.

* Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.

Equity Compensation Plan Information

The following table shows information, as of September 25, 2021, regarding shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 25, 2021, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders[2]	240,713,621[3]	5.35	860,666,447[4]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and do not reflect the shares that will be issued upon the vesting of outstanding RSU awards, which have no exercise price.

(2) This table does not include equity awards that have been assumed by Apple in connection with the acquisition of other companies. As of September 25, 2021, an additional 29,393 shares of Apple's common stock were subject to outstanding stock options assumed in connection with acquisitions of other companies (with a weighted average exercise price of $1.37 per share). Shares issued in respect of these assumed awards do not count against the share limits of the 2014 Plan.

(3) This number includes the following: 240,713,621 shares subject to outstanding awards granted under the 2014 Plan, of which 295,509 shares were subject to outstanding options and 240,418,112 shares were subject to outstanding RSU awards, with the number of outstanding performance-based RSUs calculated at 100% of the target number of shares subject to each award. This number also includes 3,200 shares subject to outstanding options and 4,676 forfeited shares subject to outstanding RSUs under the 2003 Plan. This number also includes 13,902 shares subject to outstanding awards granted under the Director Stock Plan, of which all shares were subject to outstanding RSU awards.

(4) This number includes 760,185,772 shares available for issuance under the 2014 Plan; 96,291,765 shares reserved for issuance under the Apple Inc. Employee Stock Purchase Plan; and 4,188,910 shares available for issuance under the Director Stock Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2014 Plan and the Director Stock Plan count against the shares available for grant under the applicable plan as two shares for every share granted.

General Information

2022 Annual Meeting of Shareholders

Date and Time:
March 4, 2022
9:00 A.M. Pacific Time

Virtual Meeting Site:
www.virtualshareholdermeeting.com/AAPL2022

The Record Date for the Annual Meeting is January 3, 2022. Only shareholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

You are invited to vote on the proposals described in this Proxy Statement because you were an Apple shareholder on the Record Date, January 3, 2022.

Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments.

In the interest of saving time and money, Apple has opted to provide our Annual Report on Form 10-K for the year ended September 25, 2021 in lieu of producing a glossy annual report.

Attending the Annual Meeting

We are pleased to welcome shareholders to the 2022 Annual Meeting. Due to the COVID-19 pandemic, the Annual Meeting will be held in a virtual format to provide a safe experience for our shareholders and employees.

To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/ AAPL2022 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on March 3, 2022 and enter the control number. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

No recording of the Annual Meeting is allowed, including audio and video recording.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to eject an attendee or cut off speaking privileges for behavior likely to cause disruption or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.virtualshareholdermeeting.com/AAPL2022. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our Investor Relations website at investor.apple.com.

Proxy Materials

These materials were first sent or made available to shareholders on January 6, 2022, and include:

- The Notice of 2022 Annual Meeting of Shareholders

- This Proxy Statement for the Annual Meeting

- Apple's Annual Report on Form 10-K for the year ended September 25, 2021

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Forward-looking statements. The information covered by this Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our environmental, social, and governance goals, commitments, and strategies. These statements involve risks and uncertainties, and actual results may differ materially from any future results expressed or implied by the forward-looking statements, including any failure to meet stated goals and commitments, and execute our strategies in the time frame expected or at all, as a result of many factors, including changing government regulations, and our expansion into new products, services, technologies, and geographic regions. More information on risks, uncertainties, and other potential factors that could affect our business and performance is included in our other filings with the SEC, including in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

Proxy Materials are Available on the Internet

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online at proxyvote.com or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

Eliminating Duplicate Mailings

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 25, 2021 to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 25, 2021 to any shareholder that elects not to participate in householding.

To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report on Form 10-K for the year ended September 25, 2021, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following physical address, phone number, or email address:

Apple Investor Relations
One Apple Park Way
MS 927-4INV
Cupertino, CA 95014 USA
Phone: (408) 974-3123
Email: investor_relations@apple.com

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

Quorum for the Annual Meeting

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting or represented by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present at the Annual Meeting; or

- You have properly voted prior to the meeting by proxy online, by phone, or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting and reconvene the Annual Meeting at a later date.

Inspector of Election

A representative of Broadridge Investor Communication Solutions, Inc. will serve as the inspector of election.

Proxy Solicitation Costs

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from individual shareholders as well as brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $17,000 plus variable amounts for additional proxy solicitation services and out-of-pocket expenses. You may contact Georgeson at (866) 431-2101.

In addition to solicitations by mail, the proxy solicitor and Apple's directors, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.

Apple's Fiscal Year

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Apple's 2021 fiscal year included 52 weeks and ended on September 25, 2021. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in the section entitled "Advancing Apple Values," in the biographies of our directors and executive officers, and in the opposition statements to the shareholder proposals which refer to calendar years.

Voting

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 16,334,371,000 shares of Apple's common stock issued and outstanding, held by 23,000 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

Shareholders of Record. If your shares are registered directly in your name with Apple's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owners of Shares Held in Street Name. If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

Voting Procedures

There are four ways to vote:

- **Online Prior to the Annual Meeting.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **Online During the Annual Meeting.** You may vote online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2022, entering the control number found in your Notice of

Internet Availability, and following the on-screen instructions. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 9:00 A.M. Pacific Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system. If you experience technical difficulties during the check-in process or during the meeting please call 1-844-986-0822 (toll free) or 303-562-9302 (international) for assistance.

- **Phone.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form and you may vote by proxy by calling the toll-free number found on the card or form. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to 8:59 P.M. Pacific Time on March 3, 2022 will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **Online Prior to the Annual Meeting.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.

- **Online During the Annual Meeting.** You may change your vote by attending the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2022, entering the control number found in your Notice of Internet Availability, and following the instructions to vote, in which case only your latest internet proxy submitted will be counted.

- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest proxy submitted prior to the Annual Meeting will be counted.

- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

Uninstructed Shares

Shareholders of Record. If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or

- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Kate Adams and Luca Maestri, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then such organization may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2022 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);

- Advisory vote to approve executive compensation (Proposal No. 3);

- Approval of the Apple Inc. 2022 Employee Stock Plan (Proposal No. 4); and

- Each of the shareholder proposals No. 5 through No. 10.

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 10.

Vote Required to Approve a Proposal

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposals No. 2 through No. 10 requires, in each case, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal. Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting.

In addition, for each proposal, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Confidentiality of Votes

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;
- To facilitate a successful proxy solicitation;
- To assert claims for Apple;
- To defend claims against Apple; and
- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Tabulation and Reporting of Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2023 Annual Meeting of Shareholders

Proposals and director nominations must be sent either by mail to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by email to shareholderproposal@apple.com.

Matters for Inclusion in the Proxy Materials for the 2023 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2023 annual meeting of shareholders, other than nominations of directors, must be received on or before September 8, 2022. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2023 Annual Meeting of Shareholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2023 annual meeting of shareholders, but not for inclusion in the proxy materials, must be received no earlier than the close of business on November 4, 2022 and no later than the close of business on December 4, 2022. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Nominations of Individuals for Election as Directors at the 2023 Annual Meeting of Shareholders Using Proxy Access

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received no earlier than the close of business on August 9, 2022 and no later than the close of business on September 8, 2022.

Nominations of Individuals for Election as Directors at the 2023 Annual Meeting of Shareholders (other than through Proxy Access)

Under Apple's bylaws, notice by shareholders who intend to nominate directors at the 2023 annual meeting of shareholders (other than through proxy access as described above) must be received no earlier than the close of business on November 4, 2022 and no later than the close of business on December 4, 2022. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

In addition to satisfying the foregoing requirements under Apple's bylaws, to comply with the universal proxy rules (once effective), shareholders who intend to solicit proxies in support of director nominees other than Apple's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than January 3, 2023.

Solicitation of Proxies for 2023 Annual Meeting of Shareholders

We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our solicitation of proxies for our 2023 annual meeting of shareholders. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Apple with the SEC without charge from the SEC's website at: www.sec.gov.

Apple Inc.
One Apple Park Way
Cupertino, CA 95014 USA
Phone: (408) 996-1010
Dated: January 6, 2022

Annex A

Apple Inc.
2022 Employee Stock Plan

Section 1. Introduction.

This 2022 Employee Stock Plan was approved by the Company's shareholders on [insert date], 2022 (the "Approval Date").

The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by offering Participants the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may be ISOs or NSOs), SARs, Stock Grants, or Restricted Stock Units.

Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.

Section 2. Definitions.

(a) "2014 Plan" means the Apple Inc. 2014 Employee Stock Plan, as amended and restated as of October 1, 2017.

(b) "Applicable Laws" means all applicable corporate, securities, tax, labor and exchange control laws, rules, regulations and requirements relating to the administration of stock plans, including, but not limited to, all applicable U.S. federal, state and local laws, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable securities, tax, labor and exchange control laws, rules, regulations or requirements of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan or where Participants reside or provide services, as such laws, rules, regulations and requirements shall be in place from time to time.

(c) "Award" means an Option, SAR, Stock Grant, or Restricted Stock Unit.

(d) "Award Agreement" means any Option Agreement, SAR Agreement, Stock Grant Agreement, or Restricted Stock Unit Agreement. Award Agreements shall consist of either (1) a written award agreement in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under the Plan generally, as the Committee may provide and, in each case and if required by the Committee, executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company (other than the particular Award recipient) to execute any or all Award Agreements on behalf of the Company.

(e) "Board" means the Board of Directors of the Company.

(f) "Cashless Exercise" means, to the extent that an Option Agreement so provides and as permitted by Applicable Laws, one or both of (i) a program approved by the Committee in which payment of the aggregate Exercise Price and/or satisfaction of any applicable Tax-Related Items may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares subject to a vested Option and to deliver all or part of the sale proceeds to the Company, or (ii) allowing a vested Option to be exercised by the Participant irrevocably instructing the Company to withhold a number of Shares subject to the Option having a Fair Market Value on the date of exercise equal to the sum of (x) the product of (A) the Exercise Price multiplied by (B) the number of Shares in respect of which the Option shall have been exercised, plus (y) any applicable Tax-Related Items.

(g) "Change of Control" means any merger, combination, consolidation, or other reorganization in which the Company does not survive (or does not survive as a public company in respect of its Common Stock); any exchange of Common Stock or other securities of the Company in which the Company does not survive (or does not survive as a public company in respect of its Common Stock); a sale of all or substantially all the business, stock or assets of the Company; a dissolution of the Company; or any other event in which the Company does not survive (or does not survive as a public company in respect of its Common Stock). For the avoidance of doubt, a transaction shall not constitute a "Change of Control" if it is effected for the purpose of changing the place of incorporation or form of organization of the Parent where substantially all of the persons who are beneficial owners of the Company's outstanding Common Stock immediately prior to such transaction will beneficially own, directly or indirectly, all or substantially all of the combined voting power in the election of directors of the Parent resulting from such transaction.

(h) "Code" means the U.S. Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(i) "Committee" has the meaning given to such term in Section 3.

(j) "Common Stock" means the Company's common stock, $0.00001 par value per Share.

(k) "Company" means Apple Inc., a California corporation.

(l) "Consultant" means an individual who provides bona fide services to the Company, a Parent or a Subsidiary, other than as an Employee or a Director.

(m) "Director" means a member of the Board.

(n) "Disability" means that the Participant is classified as disabled under the long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months; provided, however, that with respect to an Option intended to qualify as an ISO, "Disability" shall mean a "permanent and total disability" within the meaning of Code Section 22(e)(3) and with respect to the distribution of non-qualified deferred compensation subject to Section 409A upon or by reference to a "Disability" shall mean a "Disability" within the meaning of Section 409A of the Code.

(o) "Employee" means any individual who provides services as an employee of the Company, a Parent or a Subsidiary (including any Director that is also an Employee).

(p) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(q) "Exercise Price" means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Option Agreement. "Exercise Price," in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value at the time such SAR is exercised in determining the amount payable upon exercise of such SAR.

(r) "Fair Market Value" means, unless otherwise determined or provided by the Committee in the circumstances, the closing price (in regular trading) for a Share on the Nasdaq Stock Market (the "Nasdaq") for the date in question or, if no sales of Common Stock were reported on the Nasdaq on that date, the last price (in regular trading) for a Share on the Nasdaq for the last preceding day on which sales of Common Stock were reported on the Nasdaq. The Committee may, however, provide with respect to one or more Awards that the Fair Market Value shall equal the last price for a Share on the Nasdaq on the last trading day preceding the date in question or the average of the high and low trading prices of a Share on the Nasdaq for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Nasdaq as of the applicable date, the Fair Market Value of the Common Stock shall be the value as reasonably determined by the Committee for purposes of the Award in the circumstances. The Committee also may adopt a different methodology for determining Fair Market Value with respect to one or more Awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular Award(s) (for example, and without limitation, the Committee may provide that Fair Market Value for purposes of one or more Awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

(s) "Fiscal Year" means the Company's fiscal year.

(t) "Full-Value Awards" means Awards granted under the Plan other than Options and SARs.

(u) "Full-Value Award Ratio" means the share-counting ratio applicable to Full-Value Awards as specified in Section 5(b) of the Plan.

(v) "Grant Date" means the date on which the Committee makes the determination to grant an Award or such later date as the Committee may specify in making such determination.

(w) "Incentive Stock Option" or "ISO" means an incentive stock option described in Code Section 422.

(x) "Non-Employee Director" means a member of the Board who is not an Employee.

(y) "Nonstatutory Stock Option" or "NSO" means a stock option that is not an ISO.

(z) "Option" means an ISO or NSO granted under the Plan entitling the Participant to purchase Shares upon satisfaction of the conditions contained in the Plan and the applicable Option Agreement.

(aa) "Parent" means any corporation or other entity that beneficially owns directly or indirectly a majority of the Company's outstanding voting stock or voting power. An entity that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(bb) "Participant" means an Employee or Consultant who has been granted an Award by the Committee under the Plan or any individual, estate or other entity holding a transferred Award pursuant to Section 4(c).

(cc) "Performance Goals" means one or more measurable performance goals established by the Committee with respect to a Performance Period, including without limitation, one or more of the following criteria: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) total shareholder return; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) writeoffs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) manufacturing, production or inventory; (xxv) mergers and acquisitions or divestitures; (xxvi) Apple values, key community initiatives or other environmental, social or governance objectives; (xxvi) stock price; and/or (xxvii) any other performance objective selected by the Committee. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against the performance of the Company as a whole or against particular entities, segments, operating units or products of the Company and/or (e) on a pre-tax or after tax basis.

(dd) "Performance Period" means any period not exceeding 120 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(ee) "Plan" means this Apple Inc. 2022 Employee Stock Plan, as amended from time to time.

(ff) "Re-Price" or "Re-Pricing" means any of the following actions taken by the Committee: (1) lowering or reducing the Exercise Price of an outstanding Option and/or outstanding SAR, (2) cancelling, exchanging or surrendering any outstanding Option and/or outstanding SAR in exchange for cash or another award for the purpose of repricing the award; (3) cancelling, exchanging or surrendering any outstanding Option and/or outstanding SAR in exchange for an Option or SAR with an Exercise Price that is less than the Exercise Price of the original award; and (4) any other action that is treated as a repricing under U.S. generally accepted accounting principles; provided that, in each case, a Re-Pricing (or Re-Price, as the case may be) shall not include (x) any action taken with shareholder approval, and (y) any adjustment of an Option or SAR pursuant to Section 11.

(gg) "Restricted Stock Unit" or "RSU" means a restricted stock unit granted under the Plan. A restricted stock unit is a bookkeeping entry representing the unfunded and unsecured right to receive the equivalent of one Share under the Plan, subject to Section 9.

(hh) "Restricted Stock Unit Agreement" means the agreement described in Section 9 evidencing a Restricted Stock Unit Award.

(ii) "SAR Agreement" means the agreement described in Section 7 evidencing a Stock Appreciation Right.

(jj) "SEC" means the U.S. Securities and Exchange Commission.

(kk) "Section 16 Persons" means those officers, directors or other persons who are subject to Section 16 of the Exchange Act.

(ll) "Securities Act" means the U.S. Securities Act of 1933, as amended.

(mm) "Share" means one share of Common Stock.

(nn) "Stock Appreciation Right" or "SAR" means a stock appreciation right awarded under the Plan.

(oo) "Stock Grant" means Shares awarded under the Plan pursuant to Section 8.

(pp) "Stock Grant Agreement" means the agreement described in Section 8 evidencing a Stock Grant.

(qq) "Option Agreement" means the agreement described in Section 6 evidencing an Option.

(rr) "Subsidiary" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company. An entity that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(ss) "Tax-Related Items" means any U.S. federal, state, local taxes and/or any taxes imposed by a foreign jurisdiction, including without limitation, income tax, social taxes, social insurance or similar contributions, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax and any other taxes related to participation in the Plan and legally applicable to Participants, including any employer liabilities that Participants are liable for pursuant to Applicable Laws or a Participant's Award Agreement.

(tt) "10-Percent Stockholder" means an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or of its parent corporation or subsidiary corporation (as defined in Code Sections 424(e) and (f)). In determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

(uu) "Termination of Service" means (i) in the case of an Employee, a cessation of the active provision of employment-related services by the Employee for the Company and its Subsidiaries for any reason, including but not by way of limitation, a termination by resignation, discharge, death, disability, or retirement, but excluding any such termination where there is a simultaneous reemployment by the Company or a Subsidiary and excluding any bona fide Company (or Subsidiary) approved leave of absence; and (ii) in the case of a Consultant, a cessation of the active service relationship (as determined by the Committee in its sole discretion) between the Consultant and the Company and its Subsidiaries for any reason, including but not by way of limitation, a termination by resignation, discharge, death or disability, but excluding any such termination where there is a simultaneous re-engagement of the Consultant by the Company or a Subsidiary. For purposes of the Plan and any Award, if an entity ceases to be a Subsidiary of the Company, a Termination of Service shall be deemed to have occurred with respect to each Employee and Consultant in respect of such Subsidiary who does not continue as an Employee or Consultant in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such

Subsidiary or successor) assumes the Employee's or Consultant's Award(s) in connection with such transaction. Notwithstanding the foregoing provisions of this definition, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Code Section 409A as to which a Termination of Service is or could be an event entitling the Award holder to the delivery of Shares or other payment, a Participant shall not be considered to have experienced a "Termination of Service" unless the Participant has experienced a "separation from service" within the meaning of Code Section 409A (a "Separation from Service").

Section 3. Administration.

(a) Committee Composition. The Board or a Committee appointed by the Board shall administer the Plan. The Committee shall generally have membership composition which enables Awards granted to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act. However, the Board may also appoint one or more separate Committees, each composed of two or more directors of the Company who need not qualify under Rule 16b-3, that may administer the Plan with respect to Participants who are not Section 16 Persons, may grant Awards under the Plan to such Participants and may determine all terms of such Awards. Members of any such Committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of any Committee and reassume all powers and authority previously delegated to the Committee.

The Board and any Committee appointed to administer the Plan is referred to herein as the "Committee."

(b) Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i) selecting Participants who are to receive Awards under the Plan;

(ii) determining the Fair Market Value for purposes of any Award;

(iii) determining the type of and number of securities to be subject to each Award, and the Grant Date, vesting requirements, and other terms, features and conditions of such Awards;

(iv) approving the forms of Award Agreements to be used under the Plan;

(v) amending or cancelling any outstanding Awards or Shares underlying outstanding Awards;

(vi) accelerating the vesting or extending the post-termination exercise term of Awards at any time and under such terms and conditions as it deems appropriate (including, without limitation, in connection with a Termination of Service due to the Participant's death, Disability, or retirement), or tolling the vesting of Awards at any time and under such terms and conditions as it deems appropriate (including, without limitation, in connection with a Participant's leave of absence), subject, in each case, to Applicable Laws and any required consent under Section 15;

(vii) construing and interpreting the Plan, any Award Agreement or any other documents defining the rights and obligations of the Company, its Subsidiaries, and Participants under the Plan;

(viii) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(ix) adopting such rules or guidelines as it deems appropriate to implement the Plan;

(x) authorizing any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Committee;

(xi) adjusting the number of Shares subject to any Award, adjusting the price of any or all outstanding Awards or otherwise changing previously imposed terms and conditions, in such circumstances as the Committee may deem appropriate, in each case subject to Sections 5 and 15, and subject to the prohibition on Re-Pricing set forth below;

(xii) determining whether, and the extent to which, adjustments are required pursuant to Section 11 hereof and authorizing the termination, conversion, substitution or succession of Awards upon the occurrence of a Change of Control as described in Section 12 and subject to Applicable Laws;

(xiii) acquiring or settling (subject to Sections 14 and 15) rights under Awards in cash, stock of equivalent value, or other consideration, subject to the prohibition on Re-Pricing set forth below;

(xiv) making all other decisions relating to the operation of the Plan; and

(xv) adopting such rules, plans or subplans as may be deemed necessary or appropriate to facilitate compliance with the laws of countries outside of the U.S., allow for tax-favorable treatment of Awards or otherwise provide for the participation by Participants who reside outside of the U.S.

In no event shall the Committee Re-Price any Option or SAR.

The Committee's determinations under the Plan shall be final and binding on all persons. The Committee's determinations under the Plan need not be the same for all persons.

(c) Indemnification. To the maximum extent permitted by Applicable Laws, each Director and member of the Committee shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by the Participant in connection with or resulting from any claim, action, suit, or proceeding to which the Participant may be a party or in which the Participant may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (ii) from any and all amounts paid by the Participant in settlement thereof, with the Company's approval, or paid by the Participant in satisfaction of any judgment in any such claim, action, suit, or proceeding against the Participant, provided the Participant shall give the Company an opportunity, at its own expense, to handle and defend the same before the Participant undertakes to handle and defend it on the Participant's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

(d) Reliance on Experts. In making any determination or in taking or not taking any action under the Plan, the Committee may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

Section 4. General.

(a) General Eligibility. Only Employees and Consultants shall be eligible to participate in the Plan. Non-Employee Directors are not eligible to participate in the Plan.

(b) Incentive Stock Options. Only Participants who are Employees of the Company, a "parent corporation" of the Company (within the meaning of Code Section 424(e)) or a "subsidiary corporation" of the Company (within the meaning of Code Section 424(f)) shall be eligible for the grant of ISOs. In addition, a 10-Percent Stockholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

(c) Restrictions on Transfer.

(i) Unless otherwise expressly provided in (or pursuant to) this Section 4(c) or required by Applicable Law: (A) all Awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (B) Awards that are Options or SARs shall be exercised only by the Participant; and (C) amounts payable or Shares issuable pursuant to any Award shall be delivered only to (or for the account of) the Participant.

(ii) The Committee may permit Awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Committee may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with Applicable Laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Participant or by the Participant's family members).

(iii) The exercise and transfer restrictions in Section 4(c) shall not apply to:

(A) transfers to the Company (for example, in connection with the expiration or termination of the Award),

(B) the designation of a beneficiary to receive benefits in the event of the Participant's death or, if the Participant has died, transfers to or exercise by the Participant's legal beneficiary(ies), or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(C) subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Company,

(D) if the Participant has suffered a Disability, permitted transfers or exercises on behalf of the Participant by the Participant's legal representative, or

(E) the authorization by the Committee of Cashless Exercise procedures with third party brokers or administrators who provide financing for the purpose of (or who otherwise facilitate) the exercise of Awards consistent with Applicable Laws and the express authorization of the Committee.

(d) Beneficiaries. If permitted by the Committee in the Award Agreement and authorized under Applicable Laws, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior beneficiary designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested Awards remaining unpaid at the Participant's death shall be paid to the Participant's estate in accordance with Applicable Laws, the terms of the Plan and of the applicable Award Agreement, and any unexercised vested Award may be exercised by the legal representative, administrator or executor of the Participant's estate.

(e) No Rights as a Shareholder. A Participant, or a transferee of a Participant, shall have no rights as a shareholder with respect to any Shares underlying an Award until such person has satisfied all of the terms and conditions to receive said Shares , has satisfied any applicable Tax-Related Items relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(f) Termination of Service. The Committee shall establish the effect of a Termination of Service on the rights and benefits under each Award under the Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of Award.

(g) Consideration. The purchase price for any Award granted under the Plan or the Shares to be delivered pursuant to an Award, as applicable, may be paid by means of any lawful consideration as determined by the Committee and set forth in the applicable Award Agreement of separately established by the Committee.

Section 5. Shares Subject to Plan and Share Limits.

(a) Basic Limitation. The Common Stock issuable under the Plan shall be authorized but unissued Shares. The aggregate number of Shares that may be issued pursuant to Awards under the Plan, subject to adjustment pursuant to Section 11, is equal to:

> (i) 510 million Shares, plus

> (ii) the number of any Shares that remained available under the 2014 Plan for new award grants on the Approval Date, and determined immediately before giving effect to the termination of the authority to grant new awards under the 2014 Plan in connection with such approval, plus

> (iii) the number of any Shares subject to stock options granted under the 2014 Plan and outstanding as of the Approval Date which expire, or for any reason are cancelled or terminated, after the Approval Date without being exercised, plus

> (iv) the number of any Shares subject to restricted stock and restricted stock unit awards granted under the 2014 Plan that were outstanding and unvested on the Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Company after the Approval Date without having become vested or that are exchanged by a Participant or withheld by the Company or one of its Subsidiaries after the Approval Date to satisfy the Tax-Related Items related to the award (in each case, with any such Shares increasing the Shares available for issuance under the Plan based on the Full-Value Award Ratio),

provided that in no event shall the Shares available for issuance under the Plan exceed 1,274,374,682 Shares (which is the sum of (1) the 510 million Shares set forth above, plus (2) the number of Shares available for new award grants under the 2014 Plan on September 25, 2021, plus (3) the aggregate number of Shares subject to stock options previously granted and outstanding under the 2014 Plan as of September 25, 2021, plus (4) two (2) (the Full-Value Award Ratio) times the aggregate number of Shares subject to restricted stock and restricted stock units previously granted and outstanding under the 2014 Plan as of September 25, 2021).

(b) Share Count. Shares issued pursuant to Full-Value Awards will count against the Shares available for issuance under the Plan as two (2) Shares for every one (1) Share issued in connection with the Full-Value Award. Shares issued pursuant to the exercise of Options or SARs under the Plan will count against the Shares available for issuance under the Plan as one (1) Share for every one Share to which such exercise relates. For purposes of clarity, the total number of Shares subject to SARs that are exercised and settled in Shares, and the total number of Shares subject to Options that are exercised, shall be counted in full on a one-for-one basis against the number of Shares available for issuance under the Plan, regardless of the number of Shares actually issued upon settlement of the SARs or Options. If Awards or dividend equivalent rights are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan. Except as provided in the next sentence, Shares that are subject to Awards that are forfeited, are terminated, fail to vest or for any other reason are not paid or delivered, shall again become available for Awards under the Plan; provided that any one (1) Share issued pursuant to a Stock Grant or subject to a Restricted Stock Unit (including Shares subject to stock-settled dividend equivalent rights) that is forfeited or terminated shall be credited as two (2) Shares when determining the number of Shares that shall again become available for Awards under the Plan if upon grant, the Shares underlying such forfeited or terminated Awards were counted as two (2) Shares against the Plan reserve. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Option or SAR, as well as any Shares exchanged by a Participant or withheld by the Company or one of its Subsidiaries to satisfy the Tax-Related Items for any Option or SAR, shall not be available for subsequent Awards under the Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Full-Value Award, as well as any Shares exchanged by a Participant or withheld by the Company or one of its Subsidiaries to satisfy the Tax-Related Items for any Full-Value Award, shall be available for subsequent Awards under the Plan; provided that any one (1) Share so exchanged or withheld in connection with any Full-Value Award shall be credited as two (2) Shares when determining the number of Shares that shall again become available for Awards under the Plan if upon grant, the Shares underlying the related Full-Value Award were counted as two (2) Shares against the Plan reserve. Refer to Section 15(i) for application of the foregoing Share limits with respect to substituted awards.

(c) Share Limits.

(i) Limits on Options and SARs. No Participant shall receive Options or SARs during any Fiscal Year covering, in the aggregate, in excess of 7,000,000 Shares, subject to adjustment pursuant to Section 11.

(ii) Limits on Stock Grants and Restricted Stock Units. No Participant shall receive Stock Grants or Restricted Stock Units during any Fiscal Year covering, in the aggregate, in excess of 7,000,000 Shares (for this purpose, (A) counting such Shares on a 1-for-1 basis and (B) for Stock Grants or

Restricted Stock Units as to which the number of Shares earned is dependent on the level of attainment of performance vesting conditions, counting in respect thereof the number of Shares that may be earned at maximum performance), subject to adjustment pursuant to Section 11.

(d) Reservation of Shares; Fractional Shares. The Company shall at all times reserve a number of Shares sufficient to cover the Company's obligations and contingent obligations to deliver Shares with respect to Awards then outstanding under the Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). Unless the Committee provides otherwise, no fractional Shares shall be issuable pursuant to the exercise or settlement of Awards under the Plan. The Committee shall also have the authority to determine whether fractional Shares shall be rounded down or a cash payment shall be made in lieu of fractional Shares.

Section 6. Terms and Conditions of Options.

(a) Option Agreement. Each Option granted under the Plan shall be evidenced and governed exclusively by an Option Agreement between the Participant and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in an Option Agreement. Dividend equivalent rights shall not be awarded on Options. The provisions of the various Option Agreements entered into under the Plan need not be identical. The Option Agreement shall specify whether the Option is an ISO or an NSO.

(b) Number of Shares. Each Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 11.

(c) Exercise Price. Each Option Agreement shall specify the Option's Exercise Price which shall be established by the Committee and is subject to adjustment in accordance with Section 11. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value (110% for an ISO granted to a 10-Percent Stockholder) on the Grant Date.

(d) Exercisability and Term. Each Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and/or any performance conditions or Performance Goals pursuant to Section 10 that must be satisfied before the Option may be exercised. The Option Agreement shall also specify the maximum term of the Option, provided that the maximum term of an Option shall in no event exceed ten (10) years from the Grant Date. Notwithstanding any other provision of the Plan or the Option Agreement, no Option can be exercised after the expiration date provided in the applicable Option Agreement.

(e) Method of Exercise. An Option may be exercised, in whole or in part, by giving written notice of exercise to the Company or the Company's designee (or, subject to Applicable Laws and if the Company permits, by electronic or voice methods) of the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the aggregate Exercise Price, plus any required Tax-Related Items (unless satisfactory arrangements have been made to satisfy such Tax-Related Items). The Company reserves the right to delay issuance of the Shares until such payment obligations are fully satisfied.

(f) Payment for Option Shares. The Exercise Price of an Option shall be paid in cash at the time of exercise, except as follows and if so provided for in the applicable Option Agreement:

(i) Cashless Exercise. Payment of all or a part of the Exercise Price may be made through Cashless Exercise.

(ii) Other Forms of Payment. Payment may be made in any other form that is consistent with Applicable Laws, regulations and rules and approved by the Committee.

In the case of an ISO granted under the Plan, except to the extent permitted by Applicable Laws, payment shall be made only pursuant to the express provisions of the applicable Option Agreement. In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in this Section 6(f).

Section 7. Terms and Conditions of Stock Appreciation Rights.

(a) SAR Agreement. Each SAR granted under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. A SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on the date of exercise of the SAR. Dividend equivalent rights shall not be awarded on SARs. The provisions of the various SAR Agreements entered into under the Plan need not be identical.

(b) Number of Shares. Each SAR Agreement shall specify the number of Shares to which the SAR pertains, which number is subject to adjustment in accordance with Section 11.

(c) Exercise Price. Each SAR Agreement shall specify the Exercise Price, which is subject to adjustment in accordance with Section 11. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding, provided that in all cases and at all times the Exercise Price of a SAR shall not be less than 100% of the Fair Market Value on the Grant Date.

(d) Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable and/or any performance conditions or Performance Goals pursuant to Section 10 that must be satisfied before the SAR is exercised. The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed ten (10) years from the Grant Date. SARs may be awarded in combination with Options or Stock Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Stock Grants are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or at any subsequent time. Notwithstanding any other provision of the Plan or the SAR Agreement, no SAR can be exercised after the expiration date provided in the applicable SAR Agreement.

(e) Exercise of SARs. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant's death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash, as the Committee shall determine at the time of grant of the SAR, in its sole discretion. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the aggregate Fair Market Value (on the date of exercise) of the Shares subject to the exercised SARs exceeds the aggregate Exercise Price of the exercised SARs.

Section 8. Terms and Conditions for Stock Grants.

(a) Form of Awards. Awards under this Section 8 may be granted in the form of a Stock Grant.

(b) Stock Grant Agreement. Each Stock Grant awarded under the Plan shall be evidenced and governed exclusively by a Stock Grant Agreement between the Participant and the Company. Each Stock Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Stock Grant Agreement. The provisions of the Stock Grant Agreements entered into under the Plan need not be identical.

(c) Number of Shares. Each Stock Grant Agreement shall specify the number of Shares to which the Stock Grant pertains, which number is subject to adjustment in accordance with Section 11.

(d) Vesting Conditions. The Committee shall determine the vesting schedule of each Stock Grant. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Grant Agreement, which may include performance conditions or Performance Goals pursuant to Section 10.

(e) Voting and Dividend Rights. The holder of a Stock Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company's other shareholders, except as otherwise stated in the Stock Grant Agreement; provided, however, that any dividends will be subject to forfeiture and termination (or repayment, as applicable) to the same extent as the corresponding portion of the Stock Grant to which such dividends relate. A Stock Grant Agreement may require that the holder of such Stock Grant invest any cash dividends received in additional Shares subject to the Stock Grant. Such additional Shares and any Shares received as a dividend pursuant to the Stock Grant shall be subject to the same conditions and restrictions as the Stock Grant with respect to which the dividends were paid.

Section 9. Terms and Conditions of Restricted Stock Units.

(a) Restricted Stock Unit Agreement. Each RSU granted under the Plan shall be evidenced by a Restricted Stock Unit Agreement between the Participant and the Company. Such RSU shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Agreements entered into under the Plan need not be identical.

(b) Number of Shares. Each Restricted Stock Unit Agreement shall specify the number of RSUs to which the Restricted Stock Unit Award pertains, which number is subject to adjustment in accordance with Section 11.

(c) Vesting Conditions. The Committee shall determine the vesting schedule of each RSU Award. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Agreement, which may include performance conditions or Performance Goals pursuant to Section 10.

(d) Form and Time of Settlement of Restricted Stock Units. Settlement of vested RSUs may be made in the form of (i) cash, (ii) Shares or (iii) any combination of both, as determined by the Committee at the time of the grant of the RSUs, in its sole discretion. Vested RSUs may be settled in a lump sum or in installments as determined by the Committee and provided in the Restricted Stock Unit Agreement. The distribution may occur or commence when the vesting conditions applicable to the RSUs have been satisfied or have lapsed, or, if the Committee so provides in the Restricted Stock Unit Agreement, it may be deferred, in accordance with Applicable Laws, to a later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents, as determined by the Committee and provided in the Restricted Stock Unit Agreement.

(e) Voting and Dividend Rights. The holders of RSUs shall have no voting rights. Prior to settlement or forfeiture, any RSU awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalent rights. A dividend equivalent right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the RSU is outstanding and shall be subject to forfeiture and termination to the same extent as the corresponding RSUs to which the dividend equivalent rights relate. Dividend equivalent rights may be converted into additional RSUs, subject to Applicable Laws. Dividend equivalent rights will be subject to the same vesting conditions and restrictions as the RSUs to which they attach. Subject to Applicable Laws, settlement of dividend equivalent rights may be made in the form of cash, in the form of Shares, or in a combination of both, as determined by the Committee at the time of the grant of the RSUs, in its sole discretion.

(f) Creditors' Rights. A holder of RSUs shall have no rights other than those of a general creditor of the Company. RSUs represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Agreement.

Section 10. Performance-Based Awards.

The Committee may, in its discretion, include performance conditions in an Award. The Committee may provide at the time it establishes the applicable Performance Goals, or at a later time, for the Performance Goals (or performance against the Performance Goals, as the case may be) to be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other events specified by the Committee.

Section 11. Protection Against Dilution.

(a) Adjustments. Subject to Section 15(d), upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; a Change of Control, or any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock, then the Committee shall equitably and proportionately adjust (1) the number and type of Shares (or other securities) that thereafter may be made the subject of Awards (including the specific Share limits, maximums and numbers of Shares set forth elsewhere in the Plan), (2) the number, amount and type of Shares (or other securities or property) subject to any outstanding Awards, (3) the grant, purchase, or Exercise Price of any outstanding Awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding Awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding Awards.

Unless otherwise expressly provided in the applicable Award Agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Company as an entirety, the Company shall equitably and proportionately adjust the Performance Goals applicable to any then-outstanding performance-based Awards to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding performance-based Awards.

It is intended that, unless otherwise determined by the Committee, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Code Sections 424 and 409A) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3, any good faith determination by the Committee as to whether an adjustment is required in the circumstances pursuant to this Section 11(a), and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

(b) Participant Rights. Except as provided in this Section 11, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. If by reason of an adjustment pursuant to this Section 11 a Participant's Award covers additional or different shares of stock or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares underlying the Award prior to such adjustment, unless otherwise determined in the sole discretion of the Committee.

Section 12. Change of Control.

Upon the occurrence of a Change of Control then the Committee may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding Awards or the cash, securities or property deliverable to the holder of any or all outstanding Awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such Change of Control. Upon the occurrence of a Change of Control, then, unless the Committee has made a provision for the substitution, assumption, exchange or other continuation or settlement of the Award or the Award would otherwise continue in accordance with its terms in the circumstances, each Award shall terminate upon the related event; provided that the holder of an Option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise the Participant's outstanding vested Options and SARs in accordance with their terms before the termination of such Awards (except that in no case shall more than ten days' notice of the impending termination be required).

The Committee may adopt such valuation methodologies for outstanding Awards as it deems reasonable in the event of a cash or property settlement and, in the case of Options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the Exercise Price of the Award.

The Committee may take such action contemplated by this Section 12 prior to a Change of Control (as opposed to on the occurrence of such event) to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the Shares underlying the outstanding Awards.

Without limiting the generality of Section 3, any good faith determination by the Committee pursuant to its authority under this Section 12 shall be conclusive and binding on all persons.

Section 13. Limitations on Rights.

(a) Participant Rights. A Participant's rights, if any, in respect of or in connection with any Award are derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/ or grant any additional Awards, Shares underlying such Awards or the cash equivalent. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an Employee, Consultant or director of the Company, a Parent, or any Subsidiary. The Company and its Parent and Subsidiaries reserve the right to Terminate the Service of any person at any time, and for any reason, subject to Applicable Laws, the Company's Articles of Incorporation and Bylaws and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award.

(b) Shareholders' Rights. Except as provided in Section 8(e), a Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Shares underlying a Participant's Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 8(e), 9(e) and 11.

(c) Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all Applicable Laws and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing. The person acquiring any securities under the Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Committee may deem necessary or desirable to assure compliance with all applicable legal, tax, and accounting requirements.

(d) Foreign Awards and Rights. Notwithstanding any provision of this Plan to the contrary, in order to facilitate compliance with Applicable Laws in countries in which the Company, Parent or Subsidiaries have Participants, the Committee shall have the power and authority to modify the terms and conditions of any Award granted to Participants to facilitate compliance with Applicable Laws of the certain jurisdictions where Participants reside and/or establish sub-plans, rules or procedures applicable to particular Subsidiaries or Participants residing in certain jurisdictions; provided, however, that no such sub-plans, modifications or rules shall increase the Share limitations contained in Section 5 or result in any other changes to the Plan giving rise to shareholder approval.

Section 14. Taxes; Section 409A.

(a) General. The Company, a Parent and any Subsidiaries each shall have the authority and right to deduct or withhold or require a Participant to remit an amount sufficient to satisfy Tax-Related Items with respect to any taxable event concerning a Participant arising as a result of the Plan or take any other action as may be necessary in the option of the Company, a Parent or any Subsidiary, as appropriate, to satisfy withholding obligations for the payment of Tax-Related Items. The Company, a Parent or any Subsidiary may, in its sole discretion and subject to such as rules as it may adopt, permit or require a Participant to pay all or a portion of the Tax-Related Items arising in connection with an Award, by, without limitation: (i) having the Participant pay an amount in cash (by check or wire transfer), (ii) withholding from the Participant's wages or other cash compensation; (iii) withholding from the proceeds from the sale of Shares underlying an Award either through a voluntary or mandatory sale arranged by the Company on a Participant's behalf, (iv) withholding from any amount payable under the Plan, including delivery of Shares to be made pursuant to an Award granted under the Plan, (vi) delivery of Shares (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period as established from time to time by the Committee to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value approximately equal to the amount to be withheld, or (vii) any other method of withholding determined by the Committee that is permissible under Applicable Laws. Further, the Company may take any such actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such Tax-Related Items. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such withholding obligations for Tax-Related Items are satisfied, and the Company shall have no liability to any Participant for exercising the foregoing right.

(b) Share Withholding. The Committee may (i) permit or require a Participant to satisfy all or part of the Participant's withholding obligations for Tax-Related Items by having the Company withhold all or a portion of any Shares that otherwise would be issued to the Participant, or (ii) permit a Participant to satisfy such obligations by Cashless Exercise, or by surrendering all or a portion of any Shares that the Participant previously acquired, provided that the previously owned Shares have been held for a minimum duration (if any) determined satisfactory as established by the Committee in its sole and absolute discretion and further provided that Shares that are withheld shall not exceed the amount necessary to satisfy the Tax-Related Items at the maximum rate applicable in the Participant's jurisdiction(s). Any payment of Tax-Related Items by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions established by the Committee or required by rules of the SEC. Subject to Applicable Laws and unless the Committee indicates otherwise, if any Shares are used to satisfy Tax-Related Items, such Shares shall be valued based on the Fair Market Value on the date of the withholding event or the last preceding trading day prior to the withholding event.

(c) Section 409A. This Plan is intended to comply with the requirements of Code Section 409A or an exemption or exclusion therefrom and, with respect to amounts that are subject to Code Section 409A, it is intended that this Plan be administered in all respects in accordance with Code Section 409A. Each payment under any Award that constitutes nonqualified deferred compensation subject to Code Section 409A shall be treated as a separate payment for purposes of Code Section 409A. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award that constitutes nonqualified deferred compensation subject to Code Section 409A. Notwithstanding any other provision of this Plan or any Award Agreement to the contrary, if a Participant is a "specified employee" within the meaning of Code Section 409A (as determined in accordance with the methodology established by the Company), amounts in respect of an Award that constitute "nonqualified deferred compensation" within the meaning of Code Section 409A that would otherwise be payable by reason of a Participant's Separation from Service during the six-month period immediately following such Separation from Service shall instead be paid or provided on the first business day following the date that is six months following the Participant's Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Code Section 409A, such amounts shall be paid to the Participant's estate or the personal representative of the Participant's estate within 30 days following the date of the Participant's death.

Section 15. Duration and Amendments; Miscellaneous.

(a) Term of the Plan. The Board adopted this Plan on November 9, 2021 (the "Effective Date"). The Plan shall terminate on the day before the tenth anniversary of the Effective Date and may be terminated on any earlier date pursuant to this Section 15.

(b) Amendment or Termination of the Plan. The Board may, at any time, terminate or, from time to time, amend, modify or suspend the Plan, in whole or in part. No Awards may be granted during any period that the Board suspends the Plan. To the extent then required by Applicable Laws or deemed necessary or advisable by the Committee, any amendment to the Plan shall be subject to shareholder approval.

(c) Amendments to Awards. Without limiting any other express authority of the Committee under (but subject to) the express limits of the Plan, the Committee by agreement or resolution may waive conditions of or limitations on Awards to Participants that the Committee in the prior exercise of its discretion has imposed, without the consent of a Participant, and (subject to the requirements of Sections 3 and 15(d)) may make other changes to the terms and conditions of Awards. No amendment of an Award, however, shall constitute a Re-Pricing without shareholder approval or otherwise authorize any action that may only be taken at law or under the rules of the principal exchange upon which the Shares are listed to trade with the consent or approval of shareholders without obtaining or conditioning such action on the receipt of such consent or approval.

(d) Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of the Plan or amendment of any outstanding Award Agreement shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of the Participant or obligations of the Company under any Award granted under the Plan prior to the effective date of such change, provided that any amendments to outstanding Award Agreements that the Company determines are necessary or desirable to facilitate compliance with Applicable Laws shall not require written consent of the Participant. Changes, settlements and other actions contemplated by Section 11 shall not be deemed to constitute changes or amendments for purposes of this Section 15.

(e) Governing Law. The Plan shall be governed by, and construed in accordance with the laws of the State of California (except its choice-of-law provisions) and applicable U.S. Federal Laws.

(f) Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of the Plan shall continue in effect.

(g) Section Headings. Captions and headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(h) No Corporate Action Restriction. The existence of the Plan, the Award Agreements and the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize: (i) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (ii) any Change of Control or other merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (iii) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Company or any Subsidiary, (iv) any dissolution or liquidation of the Company or any Subsidiary, (v) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, (vi) the payment at the discretion of the Board or the Committee of any type or form of compensation that may be made at law and without contravention of any requirement of the principal exchange upon which the Shares are traded; or (vii) any other corporate act or proceeding by the Company or any Subsidiary. No Participant, beneficiary or any other person shall have any claim under any Award or Award Agreement against any member of the Board or the Committee, or the Company or any Employees, officers or agents of the Company or any Subsidiary, as a result of any such action.

(i) Stock-Based Awards in Substitution for Options or Awards Granted by Other Company. Awards may be granted under the Plan in substitution for or in connection with an assumption of employee, director and/or consultant stock options, stock appreciation rights, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Employees or Consultants in respect of the Company or one of its Subsidiaries in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the granting entity. The Awards so granted may reflect the original terms of the related award being assumed or substituted for and need not comply with other specific terms of the Plan, with Common Stock substituted for the securities covered by the original award and with the number of Shares subject to such awards, as well as any exercise or purchase prices applicable to such awards, adjusted to account for differences in stock prices in connection with the transaction. Any shares that are delivered and any Awards that are granted by, or become obligations of, the Company, as a result of any such assumption or substitution in connection with any such transaction shall not be counted against the Share limit or other limits on the number of Shares available for issuance under the Plan, unless required by Applicable Laws or determined otherwise by the Company.

(j) Stock Certificates; Book Entry Procedures. Unless otherwise determined by the Committee or required by Applicable Laws, rules or regulations, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or as applicable, its transfer agent or stock plan administrator).

(k) Insider Trading. Each Participant who receives an Award will comply with the Company's Insider Trading Policy or any other policy adopted by the Company from time to time covering transactions in the Company's Shares, as well as any applicable insider trading or market abuse laws in a Participant's jurisdiction.

(l) Recoupment/Clawback. An Award granted under the Plan will be subject to any provisions of Applicable Laws providing for the recoupment or clawback of incentive compensation; the terms of any Company recoupment, clawback or similar policy in effect at the time of grant of the Award; and any recoupment, clawback or similar provisions that may be included in the applicable Award Agreement.





